Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SABINE INVESTOR HOLDINGS LLC,

SABINE OIL & GAS HOLDINGS LLC,

SABINE OIL & GAS HOLDINGS II LLC,

SABINE OIL & GAS LLC,

FOREST OIL CORPORATION,

AND

FR XI ONSHORE AIV, LLC

Dated as of May 5, 2014

Amended and Restated as of July 9, 2014

i

Exhibits

Exhibit A-1	–	Form of Certificate of Amendment (Evidencing Preferred Stock)
Exhibit A-2	–	Form of Certificate of Amendment (Authorized Shares)
Exhibit A-3	–	Form of Certificate of Amendment (Name Change)
Exhibit B-1	–	Form of Assignment for the LLC Interest Contribution
Exhibit B-2	–	Form of Assignment for the Stock Contribution
Exhibit C	–	Contributed Corporations Merger Agreement
Exhibit D	–	Form of Bylaws of Forest
Exhibit E	–	Form of Rights Plan
Exhibit F	–	Form of Certificate of Amendment for the Rights Plan

Schedule

Schedule 1	–	Series A Voting Percentage

v

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER is dated as of May 5, 2014 (the “Original Execution Date”) and amended and restated as of July 9, 2014 (the “Amended Execution Date”), by and among Sabine Investor Holdings LLC, a Delaware limited liability company (“Sabine Investor Holdings”), Sabine Oil & Gas Holdings LLC, a Delaware limited liability company (“Sabine Holdings”), Sabine Oil & Gas Holdings II LLC, a Delaware limited liability company (“SOGH II”), Sabine Oil & Gas LLC, a Delaware limited liability company (“Sabine O&G” and, together with Sabine Investor Holdings, Sabine Holdings and SOGH II, the “Sabine Parties”), Forest Oil Corporation, a New York corporation (“Forest”) and FR XI Onshore AIV, LLC, a Delaware limited liability company (“AIV Holdings”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in Article IX.

R E C I T A L S

WHEREAS, the Sabine Parties, Forest, New Forest Oil Inc. (“New Forest”), a Delaware corporation, and Forest Oil Merger Sub Inc., a New York corporation, entered into that certain Agreement and Plan of Merger (the “Original Agreement”), dated as of the Original Execution Date, pursuant to which, Sabine Investor Holdings and Forest agreed to combine their businesses under New Forest;

WHEREAS, the Sabine Parties, AIV Holdings and Forest desire to amend and restate the Original Agreement in the form of this Agreement in order to, among other things, amend the approval required by Forest stockholders to approve the Transactions;

WHEREAS, each of Sabine Investor Holdings and AIV Holdings desires, following the satisfaction or waiver of the conditions set forth in Article VII, to effect a contribution upon the terms and subject to the conditions set forth in this Agreement, whereby (i) Sabine Investor Holdings shall contribute its limited liability company interests in Sabine Holdings (the “Contributed LLC Interests”) to Forest (such contribution of the Contributed LLC Interests, the “LLC Interest Contribution”) and (ii) AIV Holdings shall contribute all of the issued and outstanding stock in FR NFR Holdings, Inc., a Delaware corporation, and all of the issued and outstanding stock in FR NFR PI, Inc., a Delaware corporation (FR NFR PI, Inc., together with FR NFR Holdings, Inc., the “Contributed Corporations,” and all shares in the Contributed Corporations so contributed, the “Contributed Stock Interests”) to Forest (such contribution of the Contributed Stock Interests, the “Stock Contribution,” and together with the LLC Interest Contribution, the “Contribution”), with Sabine Holdings becoming a wholly owned subsidiary of Forest and the Contributed Corporations becoming direct wholly owned subsidiaries of Forest;

WHEREAS, each of Forest and AIV Holdings desires, following the Contribution, to merge the Contributed Corporations with and into Forest, with Forest as the surviving entity in the mergers (the “Contributed Corporations Mergers”);

WHEREAS, each of Forest and Sabine Investor Holdings desires, following the Contributed Corporations Mergers, to merge each of Sabine Holdings, SOGH II and Sabine O&G with and into Forest, with Forest as the surviving entity in each merger (together, the “Sabine Mergers,” and together with the Contribution and the Contributed Corporations Mergers, the “Transactions”);

WHEREAS, the board of directors of Sabine Investor Holdings has irrevocably approved this Agreement and the transactions contemplated by this Agreement, including the LLC Interest Contribution;

WHEREAS, the sole member of AIV Holdings has irrevocably approved this Agreement and the transactions contemplated by this Agreement, including the Stock Contribution;

WHEREAS, (a) the board of directors of Sabine O&G has determined the Transactions and the other transactions contemplated by this Agreement are in the best interests of Sabine O&G and its sole member and has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Sabine Mergers and the other Transactions, and (b) SOGH II, as the sole member of Sabine O&G, has approved and adopted this Agreement and approved the Transactions contemplated hereby, including the Sabine Mergers;

WHEREAS, the members of Sabine Holdings (a) have determined the Transactions and the other transactions contemplated by this Agreement are in the best interests of Sabine Holdings and each of its members and have unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Sabine Mergers and the other Transactions, and (b) have determined, on behalf of Sabine Holdings, in its capacity as the sole member of SOGH II, that the Transactions and the other transactions contemplated by this Agreement are in the best interests of SOGH II and its sole member and have unanimously approved and adopted this Agreement and approved the transactions contemplated by this Agreement, including the Sabine Mergers and the other Transactions;

WHEREAS, the board of directors of Forest (the “Forest Board”) has determined that the Transactions and the other transactions contemplated by this Agreement are in the best interests of Forest and its stockholders and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement and (b) has determined to recommend that the Forest stockholders approve the issuance of the Sabine Contribution Consideration and the transactions contemplated by this Agreement;

WHEREAS, immediately prior to the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the parties to enter into this Agreement, Sabine Investor Holdings, AIV Holdings and Forest have executed an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) and an Amended and Restated Stockholder’s Agreement (the “Stockholder’s Agreement”), each of which will become effective at the Closing;

WHEREAS, substantially concurrently with the execution of this Agreement, the Forest Board is adopting the stockholder rights plan in the form attached hereto as Exhibit E (the “Rights Plan”) and declaring a dividend distribution of the junior preferred stock of Forest, par value $0.01 per share (“Forest Junior Preferred Stock”) related thereto;

WHEREAS, for U.S. federal income tax purposes, the parties intend that (a) the LLC Interest Contribution, the Stock Contribution and the Contributed Corporations Mergers, taken together, qualifies as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (b) either (x) each of the Contributed Corporations Mergers, taken together with the Stock Contribution, qualifies as a “reorganization” within the meaning of Section 368(a) of the Code or (y) (i) the Stock Contribution, taken together with the LLC Interest Contribution, qualifies as a transaction described in Section 351(a) of the Code and (ii) the Contributed Corporations Mergers qualify as transactions described in Section 332 of the Code, (c) each of the Sabine Mergers be treated as a transaction that is disregarded, and (d) this Agreement constitute a “plan of reorganization” within the meaning of the Code and the Treasury Regulation § 1.368-2(g);

WHEREAS, each of the parties intends to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS, the parties intend that (a) all references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the Original Execution Date, and (b) the date on which the representations, warranties and covenants made by any party to this Agreement shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Agreement, in each of cases (a) and (b), except as otherwise expressly indicated in this Agreement (including in Sections 3.2 and 4.2).

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE TRANSACTIONS

1.1 The Transactions.

(a) The Contribution.

(i) Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, (A) Sabine Investor Holdings shall contribute the Contributed LLC Interests to Forest in exchange for the Contributed LLC Interests Consideration and (B) AIV Holdings shall contribute the Contributed Stock Interests to Forest in exchange for the Contributed Stock Interests Consideration (the shares issued pursuant to clauses (A) and (B), collectively, the “Sabine Contribution Consideration”), and Forest shall accept such contribution. The date and time the Contribution becomes effective shall be the “Effective Time”.

(ii) At the Closing, to effect the Contribution, (A) Sabine Investor Holdings and Forest shall execute and deliver an assignment evidencing the contribution, transfer and delivery from Sabine Investor Holdings to Forest of the Contributed LLC Interests, in the form attached as Exhibit B-1 hereto, (B) AIV Holdings and Forest shall execute and deliver an assignment evidencing the contribution, transfer and delivery from AIV Holdings to Forest of the Contributed Stock Interests, in the form attached as Exhibit B-2 hereto and (C) Forest shall deliver to Sabine Investor Holdings and AIV

Holdings the Sabine Contribution Consideration, in book entry form, together with an executed certificate of the transfer agent of Forest Series A Senior Preferred Stock, Forest Common Stock and, if applicable, Forest Series B Senior Preferred Stock, certifying as to the book entry issuance thereof and any other evidence of issuance reasonably requested by Sabine Investor Holdings or AIV Holdings, or, if requested by Sabine Investor Holdings or AIV Holdings, certificates of the Forest Senior Preferred Stock or Forest Common Stock representing the Sabine Contribution Consideration.

(iii) Upon consummation of the Contribution, Forest shall be the sole shareholder of each of the Contributed Corporations, and Forest and the Contributed Corporations shall be the sole members of Sabine Holdings.

(iv) If, between the Original Execution Date and the Effective Time, the outstanding shares of Forest Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any issuance of shares (other than the Rights) pursuant to the Rights Plan, or any Rights shall have become exercisable pursuant to the Rights Plan, or any similar event shall have occurred, then the Sabine Contribution Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change, but in all events preserving voting rights in the Sabine Contribution Consideration no less favorable to Sabine Investor Holdings and AIV Holdings, collectively, than if such event had not occurred.

(b) The Contributed Corporations Mergers.

(i) On the Closing Date, following the Contribution, (A) Forest and the Contributed Corporations shall execute and deliver, and Forest, as the sole stockholder of each of the Contributed Corporations, will approve and adopt the Agreement and Plan of Merger attached as Exhibit C hereto (the “Contributed Corporations Merger Agreement”), and (B) each of the Contributed Corporations shall be merged with and into Forest on the terms set forth in the Contributed Corporations Merger Agreement. As a result of the Contributed Corporations Mergers, the separate existence of each of the Contributed Corporations shall cease, and Forest shall continue as the surviving corporation after the Contributed Corporations Mergers (“Forest Surviving Corporation”).

(ii) As soon as practicable on the Closing Date, the parties shall cause the Contributed Corporations Mergers to be consummated by filing certificates of merger relating to the Contributed Corporations Mergers (the “Certificates of Contributed Corporations Mergers”) with the Secretary of State of the State of Delaware and the Department of State of the State of New York, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and the NYBCL. The Contributed Corporations Mergers shall become effective as specified in Section 1.1(b)(i) following the time at which the Certificates of Contributed Corporations Mergers are filed with the Secretary of State of the State of Delaware and the Department of State of the State of New York or at such subsequent time as Sabine Investor Holdings and Forest shall agree and as shall be specified in the Certificates of Contributed Corporations Mergers (the date and time each of the Contributed Corporations Mergers becomes effective being the “Contributed Corporations Merger Effective Time”).

(iii) At the Contributed Corporations Merger Effective Time, the effect of the Contributed Corporations Merger shall be as provided in the applicable provisions of the DGCL and the NYBCL. Without limiting the generality of the foregoing, at the Contributed Corporations Merger Effective Time, all the property, rights, privileges, powers and franchises of the Contributed Corporations and Forest shall vest in Forest Surviving Corporation, and all debts, liabilities and duties of the Contributed Corporations and Forest shall become the debts, liabilities and duties of Forest Surviving Corporation. Upon the consummation of the Contributed Corporations Mergers, Forest shall be the sole member of the Sabine Holdings.

(c) The Sabine Mergers.

(i) On the Closing Date, following the Contributed Corporations Mergers, Sabine Holdings, SOGH II and Sabine O&G shall be merged with and into Forest. As a result of the Sabine Mergers, the separate existence of Sabine Holdings, SOGH II and Sabine O&G shall cease and Forest shall continue as the surviving corporation after the Sabine Mergers (“Sabine-Forest Surviving Corporation”).

(ii) As soon as practicable on the Closing Date, the parties shall cause the Sabine Mergers to be consummated by filing certificates of merger relating to the Sabine Mergers (the “Certificates of Sabine Mergers”) with the Secretary of State of the State of Delaware and the Department of State of the State of New York, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL and NYBCL. The Sabine Mergers shall become effective as specified in Section 1.1(c)(i), following the time at which the Certificates of Sabine Mergers are filed with the Secretary of State of the State of Delaware or the Department of State of the State of New York or at such subsequent time as Sabine Holdings, SOGH II, Sabine O&G and Forest shall agree and as shall be specified in the Certificates of Sabine Mergers (the date and time the Sabine Mergers become effective being the “Sabine Mergers Effective Time”).

(iii) At the Sabine Mergers Effective Time, the effect of the Sabine Mergers shall be as provided in the applicable provisions of the DGCL and NYBCL. Without limiting the generality of the foregoing, at the Sabine Mergers Effective Time, all the property, rights, privileges, powers and franchises of Sabine Holdings, SOGH II and Sabine O&G shall vest in Sabine-Forest Surviving Corporation, and all debts, liabilities and duties of Sabine Holdings, SOGH II and Sabine O&G shall become the debts, liabilities and duties of Sabine-Forest Surviving Corporation.

1.2 Closing. The closing of the Transactions (the “Closing”) shall take place at 9:00 a.m. Houston time on the second Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing) set forth in Article VII, at the offices of Vinson & Elkins LLP, 1001 Fannin Street, Houston, Texas 77002, unless another time, date or place is agreed to in writing by Sabine Investor Holdings and Forest;

provided that, if the Marketing Period has not ended on or prior to such date, then the Closing shall occur on the later of (i) the Business Day immediately following the final day of the Marketing Period (or such earlier date within the Marketing Period specified by Sabine Investor Holdings on at least two Business Days’ notice to Forest) and (ii) the date the Closing would have been scheduled to occur pursuant to this paragraph if no effect were given to this proviso, subject, in each of cases (i) and (ii), to the satisfaction or waiver of all of the conditions set forth in Article VII as of the date determined pursuant to this proviso (excluding conditions that, by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions as of the Closing). The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”

1.3 Organizational and Governing Documents. Forest shall take all requisite action to (a) cause the bylaws of Forest (the “Forest Bylaws”) in effect as of and after the Effective Time (until thereafter amended as provided therein or by applicable Law) to be in the form attached to this Agreement as Exhibit D, except for such changes approved by Forest and Sabine Investor Holdings (such approval not to be unreasonably withheld, conditioned or delayed), (b) to cause the certificate of incorporation of Forest in effect as of and after the Effective Time to be amended to include the amendments set forth in the form of certificate of amendment attached to this Agreement as Exhibit A-1, with the “Series A Voting Ratio” provided for therein to be determined in accordance with Schedule 1, (c) if the Authorized Share Amendment Approval is obtained at the Forest Stockholder Meeting, to cause the certificate of incorporation of Forest in effect as of and after the Effective Time to be amended to include the amendments set forth in the form of certificate of amendment attached to this Agreement as Exhibit A-2 and (d) if the Name Change Amendment Approval is obtained at the Forest Stockholder Meeting, to cause the certificate of incorporation of Forest in effect as of and after the Effective Time to be amended to include the amendments set forth in the form of certificate of amendment attached to this Agreement as Exhibit A-3.

1.4 Directors and Officers. Prior to the Closing, (a) Forest shall take all action necessary to accept the Forest Director Resignations, increase the size of the Forest Board to ten directors, and elect eight persons designated by Sabine Investor Holdings (the “Sabine Nominees”) as directors of Forest effective as of the Effective Time, with each such person to hold office in accordance with the certificate of incorporation of Forest and the Forest Bylaws, and (b) except as otherwise determined by Sabine Investor Holdings prior to the Closing, appoint the persons who are the officers of Sabine O&G immediately prior to the Effective Time as officers holding the same offices of Forest effective as of the Effective Time, each such person to hold office in accordance with the certificate of incorporation of Forest and the Forest Bylaws.

ARTICLE II

EFFECT OF TRANSACTIONS ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

2.1 Forest Stock Options and Other Equity-Based Awards.

(a) Forest Stock Options. Each Forest Stock Option that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount of cash, without interest, equal to the product obtained by multiplying (i) the total number of shares of Forest Common Stock subject to such Forest Stock Option, by (ii) the excess, if any, of the amount of the Forest Stock Measurement Price over the exercise price per share of Forest Common Stock applicable to such Forest Stock Option (with the aggregate amount of such payment rounded down to the nearest cent), less such amounts as are required to be deducted and withheld under any provision of state, local or foreign Tax Law with respect to the making of such payment. Forest shall pay or cause to be paid to the holders of Forest Stock Options the cash payments described in this Section 2.1(a) on or as soon as reasonably practicable after the Closing Date, but in any event within ten (10) Business Days following the Closing Date. For the avoidance of doubt, each Forest Stock Option for which the exercise price per share of Forest Common Stock applicable to such Forest Stock Option equals or exceeds the Forest Stock Measurement Price shall be cancelled pursuant to this Section 2.1(a) for no consideration.

(b) Forest Performance Unit Awards. Each Forest Performance Unit Award that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, become fully vested as of the Effective Time and be settled following the Effective Time in shares of stock or in cash in accordance with the terms of the award agreement for such Forest Performance Unit Award (including concluding the performance period as of the Closing Date for purposes of measuring achievement of performance conditions).

(c) Forest Phantom Unit Awards. Each Forest Phantom Unit Award that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, become fully vested as of the Effective Time and be settled following the Effective Time in accordance with the terms of the award agreement for such Forest Phantom Unit Award.

(d) Forest Restricted Shares. Each Forest Restricted Share that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, become fully vested and the restrictions with respect thereto shall lapse.

(e) Prior to the Effective Time, the Forest Board (or, if appropriate, any committee thereof administering the Forest Stock Plans) shall pass resolutions to effect the foregoing provisions of this Section 2.1.

2.2 Reservation of Shares; Registration. If the 2014 LTIP Proposal Approval is obtained, then Forest shall take all corporate action necessary to (i) submit a supplemental listing application to the NYSE and (ii) file a Registration Statement on Form S-8 with the SEC, with respect to the shares of Forest Common Stock that may be granted to employees, consultants, and directors of Forest under the Forest Oil Corporation 2014 Long Term Incentive Plan.

2.3 Conversion of Other Securities.

(a) Immediately following the Contribution, by virtue of the Contributed Corporations Merger and without any action on the part of any party or the holders of any securities of the Contributed Corporations or Forest, (x) each share of common stock of the Contributed Corporations shall be cancelled and extinguished without any conversion thereof and (y) each share of Forest Common Stock issued and outstanding immediately prior to the effectiveness of the Contributed Corporations Merger shall continue as one share of common stock of Forest Surviving Corporation, which shall constitute the only outstanding shares of common stock of Forest Surviving Corporation.

(b) Immediately following the Contributed Corporations Merger, by virtue of the Sabine Mergers and without any action on the part of any party or the holders of any securities of Sabine Holdings, SOGH II, Sabine O&G or Forest Surviving Corporation, (x) the limited liability company interests of Sabine Holdings, SOGH II and Sabine O&G shall be cancelled and extinguished without any conversion thereof and (y) each share of Forest Common Stock issued and outstanding immediately prior to the effectiveness of the Sabine Mergers shall continue as one share of common stock of Sabine-Forest Surviving Corporation, which shall constitute the only outstanding shares of common stock of Sabine-Forest Surviving Corporation.

2.4 Withholding. Forest shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of local, state, federal, or foreign Tax Law; provided, however, that if Forest has received the certificates and forms set forth in Section 7.3(d) hereof, Forest shall not withhold any amount in respect of Taxes in connection with the delivery of the Sabine Contribution Consideration absent a change in law following the date hereof. To the extent that amounts are so deducted or withheld by Forest and paid over to the applicable Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF FOREST

Except as (i) disclosed in the Forest SEC Documents filed or furnished on or after January 1, 2013 and prior to the Original Execution Date (excluding any disclosures included in any “risk factor” section of such Forest SEC Documents or any other disclosures in such Forest SEC Documents to the extent they are predictive or forward looking and general in nature, in each case, other than any specific factual information contained therein) or (ii) set forth on the disclosure letter delivered to the Sabine Parties on the date of the execution of this Agreement (the “Forest Disclosure Letter”), which identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided that any information set forth in one section of the Forest Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof (other than Sections 3.8(b) and 3.15) to which its relevance is reasonably apparent), Forest hereby represents and warrants to the Sabine Parties as follows:

3.1 Organization; Qualification. Forest (a) is an entity duly organized, validly existing and in good standing under the laws of its state of incorporation or organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (b) is duly qualified, registered or licensed to do business as a foreign entity and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect. Forest has made available to the Sabine Parties true and complete copies of the organizational documents of each Forest Entity, as in effect on the Original Execution Date.

3.2 Authority; Enforceability.

(a) Forest has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and, subject to receipt of the Forest Stockholder Approval, to consummate the transactions contemplated by this Agreement and the other Transaction Agreements to which it is a party. The execution and delivery by Forest of this Agreement and the other Transaction Agreements to which it is a party and the consummation by Forest of the transactions contemplated by this Agreement and the other Transaction Agreements to which it is a party have been, or, in the case of Transaction Agreements to be delivered after the Original Execution Date, will be, duly and validly authorized by Forest, and, except for the Forest Stockholder Approval, no other corporate proceedings on the part of Forest is necessary to authorize this Agreement and the other Transaction Agreements to which it is a party or to consummate the transactions contemplated by this Agreement and the other Transaction Agreements to which it is a party. The Forest Board has unanimously (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Forest and its stockholders and (iii) resolved to recommend that the holders of Forest Common Stock vote to approve the issuance of the Sabine Contribution Consideration, the Authorized Share Amendment, and the Name Change Amendment.

(b) This Agreement and the other Transaction Agreements to which Forest is a party have been, or, in the case of Transaction Agreements to be delivered after the Original Execution Date, will be, duly executed and delivered by Forest, and, assuming the due authorization, execution and delivery by the Sabine Parties, this Agreement and the other Transaction Agreements to which Forest is a party thereto constitute the valid and binding agreement of Forest, enforceable against Forest in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to legal principles of general applicability governing the availability of equitable remedies, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether such enforceability is considered in a proceeding in equity or at law) (collectively, “Creditors’ Rights”).

(c) The representations and warranties set forth in this Section 3.2 shall apply mutatis mutandis with respect to both the Original Agreement and this Agreement, and, with respect to the Original Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Amended Execution Date; provided, however, that the representations and warranties set forth in this Section 3.2 are not “made as of a specific date” for purposes of Section 7.2(a).

3.3 Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Agreements by Forest and the consummation by Forest of the transactions contemplated by this Agreement and the Transaction Agreements does not and will not: (a) result in any breach of any provision of the organizational documents of any Forest Entity; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which any Forest Entity is a party or by which any property or asset of any Forest Entity is bound or affected; (c) assuming compliance with the matters referred to in Section 3.4, violate any Law to which any Forest Entity is subject or by which any Forest Entity’s properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Encumbrance (other than Permitted Encumbrances) on any asset of any Forest Entity, except, in the cases of clauses (b), (c) and (d), for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Encumbrances as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect. The Forest Entities are in material compliance with, and no event has occurred which would constitute (with or without the giving of notice or the passage of time or both) a material default under or give rise to any right of termination, cancellation, or acceleration under any terms of any Contracts evidencing indebtedness for borrowed money.

3.4 Approvals of Governmental Entities and Third Parties. Other than in connection with or in compliance with (i) the Exchange Act, (ii) the Securities Act, (iii) applicable state securities, and “blue sky” laws, (iv) the rules and regulations of the NYSE, and (v) the HSR Act, and any antitrust, competition or similar laws outside of the United States, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Person or Governmental Entity is necessary for the consummation by any Forest Entity of the transactions contemplated by this Agreement, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect.

3.5 Capitalization.

(a) The authorized capital stock of Forest consists of 210,000,000 shares, consisting of (i) 200,000,000 shares of Forest Common Stock, par value $0.10 per share and (ii) 10,000,000 shares of Forest Preferred Stock, par value $0.01 per share (“Forest Preferred Stock”), consisting of 7,350,000 authorized shares of Forest Senior Preferred Stock and 2,650,000 authorized shares of Forest Junior Preferred Stock. As of May 2, 2014: (i) 119,028,774 shares of Forest Common Stock were issued and outstanding (including 2,130,479 Forest Restricted Shares), (ii) no shares of Forest Preferred Stock were issued and outstanding, (iii) no shares of Forest Common Stock were held in treasury by Forest or any of its Subsidiaries, and (iv) 6,307,195 shares of Forest Common Stock were reserved for issuance under the Forest Stock Plans, of which 428,660 shares of Forest Common Stock were subject to issuance upon exercise of outstanding Forest Stock Options and 678,500 shares of Forest Common Stock were subject to issuance upon the settlement of outstanding Forest Performance Unit Awards (assuming that such awards were earned at target level) and 672,957 shares of Forest Common Stock were reserved for issuance under Forest’s 1999 Employee Stock Purchase Plan (the “Forest ESPP”).

(b) All of the outstanding shares of Forest Common Stock are duly authorized and validly issued in accordance with the Organizational Documents of Forest, and are fully paid and nonassessable and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding Equity Interests in each Subsidiary of Forest is authorized and validly issued in accordance with the Organizational Documents of such Forest Entity and are fully paid (to the extent required under the Organizational Documents of such Forest Entity) and nonassessable (except as nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 or 18-804 of the DLLCA) and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding Equity Interests in each Subsidiary of Forest is owned by the Persons set forth on Section 3.5(b) of the Forest Disclosure Letter named as owning such interests free and clear of all Encumbrances other than (i) transfer restrictions imposed by federal and state securities laws or, with respect to foreign Subsidiaries of Forest, the applicable laws of such jurisdiction and (ii) any transfer restrictions contained in the Organizational Documents of the Forest Entities. Except as set forth on Section 3.5(b) of the Forest Disclosure Letter, Forest owns, directly or indirectly, all of the outstanding Equity Interests in each Subsidiary of Forest free and clear of all Encumbrances other than (A) transfer restrictions imposed by federal and state securities laws and (B) any transfer restrictions contained in the Organizational Documents of the Forest Entities.

(c) Except as set forth in the Organizational Documents of Forest and except as otherwise provided in Section 3.5(a), there are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Forest Entities to issue or sell any Equity Interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Interests in any of the Forest Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(d) No Forest Entity has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of Equity Interests in Forest on any matter.

(e) Except with respect to the ownership of any equity or long-term debt securities between or among the Forest Entities, none of the Forest Entities owns, directly or indirectly, any equity or long-term debt securities of any Person.

3.6 Compliance with Law.

(a) Except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit, Tax matters, Laws relating to employee benefits, employment and labor matters, and Laws relating to regulatory and compliance matters, which are the subject of Sections 3.11, 3.14, 3.15, 3.16 and 3.17, respectively, and except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, (i) each Forest Entity is in compliance with all applicable Laws, (ii) none of the Forest Entities has received written notice of any violation of any applicable Law and (iii) none of the Forest Entities has received written notice that it is under investigation by any Governmental Entity for potential non-compliance with any Law.

(b) Each Forest Entity is in compliance, in all material respects, with (i) the USA PATRIOT Act, Pub. L. 107-56 (October 26, 2001), as amended by the USA PATRIOT Improvement and Reauthorization Act, Pub. L. 109-177 (March 9, 2006) (the “USA PATRIOT Act”), (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), and (iii) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the U.S. Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto. No Forest Entity nor, to the Knowledge of Forest, any director, officer or employee of any Forest Entity is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or a person on the list of “Specially Designated Nationals and Blocked Persons.”

3.7 Forest SEC Reports; Financial Statements.

(a) Forest has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by Forest with the SEC since January 1, 2013 (such documents being collectively referred to as the “Forest SEC Documents”). Each Forest SEC Document (i) at the time filed, complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Forest SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the Original Execution Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements of Forest included in the Forest SEC Documents (“Forest Financial Statements”) complied at the time it was filed as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, has been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby and fairly presents in all material respects the consolidated financial position and operating results, equity and cash flows of Forest and its consolidated Subsidiaries as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of unaudited financial statements, to normal year-end audit adjustments.

(c) None of the Forest Entities has any liability, whether accrued, contingent, absolute or otherwise, that would be required to be included in financial statements of Forest and its consolidated Subsidiaries under GAAP except for (i) liabilities set forth on the consolidated balance sheet of Forest dated as of December 31, 2013 or the notes thereto; (ii) liabilities that have arisen since December 31, 2013, in the ordinary course of business; and (iii) liabilities which would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect.

3.8 Absence of Certain Changes. Except as expressly contemplated by this Agreement, (a) from and after December 31, 2013 through the Original Execution Date, the Forest Entities have operated their business in all material respects only in the ordinary course of business and consistent with past practice and no Forest Entity has taken or agreed to take any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (ii), (iii), (iv), (v), (ix), (x), (xi), (xii), or (xiii) of Section 5.1(b); and (b) from and after December 31, 2013 through the Effective Time, there has not been any event, occurrence or development which has had, or would be reasonably expected to have, a Forest Material Adverse Effect.

3.9 Title to Properties and Assets; Oil & Gas Properties.

(a) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, each Forest Entity has title to or rights or interests in its real property and personal property (and each real property and personal property at which material operations of Forest are conducted) free and clear of all Encumbrances (such property, the “Forest Owned Real Property”) (subject to Permitted Encumbrances), sufficient to allow it to conduct its business as currently being conducted.

(b) Oil and Gas Property.

(i) Except for (A) property sold or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by DeGolyer & MacNaughton (“DeGolyer”) relating to the Forest interests referred to therein as of December 31, 2013 (the “Forest Reserve Reports”), (B) property reflected in the Forest Reserve Reports or in the Forest SEC Documents as having been sold or otherwise disposed of, as of the Original Execution Date or (C) matters that would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, the Forest Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Forest Reserve Reports and in each case as attributable to interests owned by the Forest Entities, free and clear of any Encumbrances, except for (X) Production Burdens and (Y) Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(ii) The factual, non-interpretive data supplied by or on behalf of the Forest Entities to DeGolyer relating to the Forest Entities’ interests referred to in the Forest Reserve Reports and that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Forest Entities in connection with the preparation of the Forest Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Forest Reserve Reports), accurate in all material respects. To Forest’s Knowledge, any assumptions or estimates provided by the Forest Entities to DeGolyer in connection with their preparation of the Forest Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were to Known to Forest at the time such assumptions or estimates were made. The estimates of proved oil and gas reserves provided by the Forest Entities to DeGolyer in connection with the preparation of the Forest Reserve Reports complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC. Forest’s internal proved reserve estimates prepared by management for the year ended December 31, 2013 were not, taken as a whole, materially lower than the conclusions in such Forest Reserve Reports. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no material change in respect of the matters addressed in the Forest Reserve Reports that would have, individually or in the aggregate, a Forest Material Adverse Effect.

(iii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, (A) all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Forest Entities are being received by them in a timely manner; and (B) as of March 31, 2014, no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties (to the extent operated by Forest or any of its Subsidiaries) are being held in suspense (by Forest, any of its Subsidiaries, any third party operator thereof or any other Person or individual) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled wells. Section 3.9(b)(iii) of the Forest Disclosure Letter sets forth all the Oil and Gas Leases included in any Forest Entity’s Oil and Gas Properties that are scheduled to expire (in whole or in part) at any time in the twelve (12) month period immediately following the execution of this Agreement.

(iv) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, (i) each Oil and Gas Lease to which any Forest Entity is a party is valid and in full force and effect, and (ii) all rentals, shut-ins and similar payments (and all Production Burdens) owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Forest Entity have been timely and properly paid. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, no Forest Entity (and, to Forest’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Forest Entity and no Forest Entity (or, to Forest’s Knowledge, any third party operator) has received written notice from any other party to any such Oil and Gas Lease (A) that any Forest Entity (or such third party operator, as the case may be) has breached, violated or defaulted under any such Oil and Gas Lease or (B) threatening to terminate, cancel, rescind or procure judicial reformation of any such Oil and Gas Lease.

(v) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, all Oil and Gas Properties operated by any Forest Entity (and, to the Knowledge of Forest, all Oil and Gas Properties owned or held by any Forest Entity and operated by a third party) have been operated in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable Oil and Gas Leases, Oil and Gas Contracts and applicable Laws.

(vi) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, none of the Oil and Gas Properties of the Forest Entities is subject to any preferential, purchase, preemptive, consent or similar right which would become operative as a result of the entry into (or the consummation of) the Transactions.

(vii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, all of the wells located on the Oil and Gas Leases or on (or otherwise associated with) any other Oil and Gas Properties of the Forest Entities have been drilled, completed and operated in accordance with all applicable Law and the terms and conditions of all applicable Oil and Gas Leases and Oil and Gas Contracts, and all drilling and completion (and the plugging and abandonment) of all such wells and all related development, production and other operations have been conducted in compliance with all applicable Law and the terms and conditions of all applicable Oil and Gas Leases and Oil and Gas Contracts. No Forest Entity has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Forest Entities, taken as a whole and is not reflected in the Forest Reserve Reports. The Forest Reserve Reports accurately reflect in all material respects any payout balances applicable to any well included in the Oil and Gas Properties held or owned by any Forest Entity.

(viii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, and to the Knowledge of Forest, (A) Section 3.9(b)(viii) of the Forest

Disclosure Letter lists, as of March 31, 2014, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Forest Entities’ Oil and Gas Properties, and (B) no imbalance listed on Section 3.9(b)(viii) of the Forest Disclosure Letter constitutes all of the Forest Entities’ share of ultimately recoverable reserves in any balancing area pursuant to any balancing Contract.

(ix) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, with respect to the Forest Entities’ Oil and Gas Properties, all currently producing wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(x) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, neither the entry into (nor the consummation of) the Contribution or the other transactions contemplated by this Agreement will result in a breach of the terms of, or give rise to any right of cancellation, termination or forfeiture under, any Oil and Gas Contract included in any Forest Entity’s Oil and Gas Properties.

3.10 Intellectual Property. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, (a) the Forest Entities own or have the right to use pursuant to a license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of their business as presently conducted; (b) no third party has asserted in writing delivered to any Forest Entity an unresolved claim that any Forest Entity is infringing on the Intellectual Property of such third party; and (c) to the Knowledge of Forest, no third party is infringing on the Intellectual Property owned by the Forest Entities.

3.11 Environmental Matters. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect:

(a) each of the Forest Entities and its assets, real properties and operations, and, to the Knowledge of Forest, each third-party operator of any of the Oil and Gas Properties of the Forest Entities (with respect to such interests), are and, during the relevant time periods specified in all applicable statutes of limitations, have been, in compliance with all applicable Environmental Laws;

(b) each of the Forest Entities, and, to the Knowledge of Forest, each third-party operator of any of the Oil and Gas Properties of the Forest Entities (with respect to such interests), possesses all Environmental Permits required for their operations as currently conducted and is in compliance with the terms of such Environmental Permits, and such Environmental Permits are in full force and effect and are not subject to any pending or, to the Knowledge of Forest, threatened Proceeding;

(c) none of the Forest Entities nor any of their properties or operations, or any person or entity whose liability the Forest Entities have retained or assumed either contractually or by operation of Law, are subject to any pending or, to the Knowledge of Forest, threatened Proceeding arising under any Environmental Law, nor has any Forest Entity received any written and pending notice, order or complaint from any Person alleging a violation of or liability arising under any Environmental Law;

(d) there has been no Release of Hazardous Substances on, at, under, to, or from any of the properties of the Forest Entities, or from or in connection with the Forest Entities’ operations, and, to the Knowledge of Forest, each third-party operator of any of the Oil and Gas Properties of the Forest Entities (with respect to such interests), in a manner that would reasonably be expected to give rise to any uninsured liability pursuant to any Environmental Law;

(e) Forest has made available to the Sabine Parties true and complete copies of all environmental reports, studies, investigations and audits in Forest’s possession or control and relating to the operations of the Forest Entities or to property currently or formerly owned, leased, or operated by the Forest Entities; and

(f) none of the Forest Entities and, to the knowledge of Forest, any third-party operator of any of the Oil and Gas Properties of the Forest Entities (with respect to such interests) and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Forest set forth in the Forest Reserve Reports that have been provided to Sabine Investor Holdings prior to the date of this Agreement) with any other person that would reasonably be expected to result in liabilities under applicable Environmental Laws or concerning Hazardous Substances.

3.12 Material Contracts.

(a) Section 3.12 of the Forest Disclosure Letter sets forth, as of the Original Execution Date, each of the following Contracts to which the Forest Entities is a party or bound:

(i) Contracts that are of a type that would be required to be included as an exhibit to a Registration Statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC if such a registration statement was filed by Forest on the Original Execution Date;

(ii) Contracts that contain any provision or covenant that expressly restricts in any material respect any Forest Entity or any Affiliate thereof from engaging in any lawful business activity or competing with any Person;

(iii) Contracts that (A) relate to the creation, incurrence, assumption, or guarantee of any indebtedness for borrowed money by any Forest Entity or (B) create a capitalized lease obligation (except, in the cases of clauses (A) and (B), any such Contract with an aggregate principal amount not exceeding $1,000,000 and except any transactions solely among the Forest Entities);

(iv) Contracts in respect of the formation of any partnership, limited liability company agreement or joint venture or otherwise relates to the joint ownership or operation of the assets owned by any Forest Entity involving assets or obligations in excess of $5,000,000, other than any such Contracts solely among the Forest Entities and other than any customary joint operating agreements, unit agreements, participation agreements, farm-in and farm-out agreements or similar agreements affecting any interest in any Oil and Gas Property;

(v) Contracts that provide for the acquisition or sale of assets with a book value in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) and that is material to the Forest Entities, taken as a whole;

(vi) Contracts that provide for the sale by any Forest Entity of Hydrocarbons which contains a “take-or-pay” clause or any similar prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefore;

(vii) Contracts that involve the transportation of more than 25 MMcf (or the MBtu equivalent) of Hydrocarbons per day (calculated on a yearly average basis);

(viii) Contracts that provide for the sale by any Forest Entity of Hydrocarbons that has a remaining term of greater than 60 days and does not allow such Forest Entity to terminate it without penalty on 90 days’ or less notice;

(ix) Contracts that provide for a call or option on production, or acreage dedication or other commitment of Hydrocarbons produced from or otherwise attributable to any Forest Entity’s Oil and Gas Properties to a gathering, transportation processing, storage treatment or other arrangement downstream of the wellhead, covering in excess of 10 MMcf (or in the case of liquids, in excess of 5,000 barrels of oil equivalent) of Hydrocarbons per day over a period of one month (calculated on a yearly average basis);

(x) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations in excess of $750,000 that were not satisfied at the time of lease or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xi) any agreement pursuant to which any Forest Entity has paid amounts associated with any Production Burdens in excess of $1,500,000 during the immediately preceding fiscal year or with respect to which Forest reasonably expects that it (and/or its Subsidiaries) will make payments associated with any Production Burdens in any of the next three succeeding fiscal years that could, based on current projections, exceed $1,500,000 per year;

(xii) Contracts that are joint development agreements, exploration agreements or acreage dedication agreements (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) is material to the operation of the Forest Entities, taken as a whole, (B) would reasonably be expected to require the Forest Entities to make expenditures in excess of $5,000,000 in the aggregate during the 12-month period following the Original Execution Date or (C) contains an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring the Forest Entities, to participate in any future transactions with respect to any assets or properties of the Forest Entities;

(xiii) acquisition Contracts that contain an “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of any Forest Entity set forth in the Forest Reserve Reports that have been provided to Sabine Investor Holdings prior to the Original Execution Date) that would be reasonably expected to result in payments after the Original Execution Date by the Forest Entities in excess of $2,500,000;

(xiv) Contracts pursuant to which any Forest Entity has agreed to perform any contract drilling for any third party;

(xv) Contracts that relate to futures, swaps, collars, puts, calls, floors, caps, options or otherwise is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate;

(xvi) Contracts with respect to the license or purchase of seismic data; or

(xvii) Contracts, other than Contracts entered into in the ordinary course of business consistent with past practice, that otherwise involve the annual payment by any Forest Entity of more than $2,500,000 and cannot be terminated by the Forest Entities on 90 days or less notice without payment by the Forest Entities of any penalty.

(b) Each Contract required to be disclosed pursuant to Section 3.12(a) (collectively, the “Forest Material Contracts”) has been made available to the Sabine Parties, and, except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, each Forest Material Contract is, to the Knowledge of Forest, a valid and binding obligation of the applicable Forest Entity, in full force and effect and enforceable in accordance with its terms against such Forest Entity and, to the Knowledge of Forest, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights.

(c) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, to the Knowledge of Forest, none of the Forest Entities nor any other party to any Forest Material Contract is in default or breach under the terms of any Forest Material Contract and no event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default by such Forest Entity or, to the Knowledge of Forest, any other party to any Forest Material Contract, or would permit termination, modification or acceleration under any Forest Material Contract.

3.13 Legal Proceedings. Other than with respect to Proceedings arising under Environmental Laws, which are the subject of Section 3.11, or relating to Tax matters, which are the subject of Section 3.15, there are no Proceedings pending or, to the Knowledge of Forest, threatened against the Forest Entities, except such Proceedings as (i) do not involve, in any individual case, a claim for monetary damages in excess of $1,000,000 or (ii) would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect. There is no judgment, order or decree outstanding against any Forest Entity that would be reasonably likely individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect. To the Knowledge of Forest, no officer or director of any Forest Entity is a defendant in any Proceeding in connection with his or her status as an officer or director of any Forest Entity. No Forest Entity nor any of their respective properties or assets is or are subject to any judgment, order or decree, except for those judgments, orders or decrees that would not be reasonably likely individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect.

3.14 Permits. Other than with respect to Permits issued pursuant to or required under Environmental Laws, which are the subject of Section 3.11, the Forest Entities have all Permits as are necessary to use, own and operate their assets in the manner such assets are currently used, owned and operated by the Forest Entities, except where the failure to have such Permits would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect.

3.15 Taxes.

(a) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Forest Entities have been filed and all such Tax Returns of or with respect to the Forest Entities are complete and correct. All Taxes due and payable for which the Forest Entities are liable have been paid in full. Any charges, accruals or reserves for Taxes provided for in Forest’s most recent financial statements included in the Forest SEC Documents are adequate, in accordance with GAAP, to cover all Taxes of the Forest Entities for periods ending on or prior to the date of such financial statements, and such charges, accruals or reserves, as adjusted for operations and transactions and the passage of time for periods beginning after the date of such financial statements and through the Closing Date, are adequate, in accordance with GAAP, to cover all Taxes of the Forest Entities through the Closing Date. There is no claim pending or asserted in writing (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against any Forest Entities for any Taxes, and no assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any Taxes or Tax Returns of or with respect to the Forest Entities.

(ii) No Tax audits or other administrative or judicial proceedings are being conducted or are pending with respect to any Taxes or Tax Returns of the Forest Entities.

(iii) All Taxes required to be withheld, collected or deposited by the Forest Entities have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(iv) There are no outstanding agreements or waivers extending the applicable statutory periods of limitations with respect to any Tax of any Forest Entity.

(v) No Forest Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for Tax purposes for a taxable period ending on or prior to the Closing Date (including by reason of Section 481 of the Code or any similar provisions of state, local or foreign Law); (B) prepaid amount received prior to the Closing other than in the ordinary course of business consistent with prior periods, (C) deferred intercompany item or excess loss account (within the meaning of the Treasury Regulations promulgated under Section 1502 of the Code), (D) income deferred under Section 108(i) of the Code, or (E) installment sale or open transaction entered into prior to the Closing other than in the ordinary course of business consistent with prior periods.

(vi) No Forest Entity has any liability for Taxes of any Person (other than a Forest Entity) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract. No Forest Entity has been a member of a combined, consolidated, unitary or similar group for Tax purposes, other than any group of which a Forest Entity was or is the common parent.

(vii) There are no Encumbrances on the assets of any Forest Entity relating to or attributable to Taxes, other than Permitted Encumbrances.

(viii) None of the Forest Entities is a party to any Tax sharing agreement, Tax allocation or similar agreement (not including, for the avoidance of doubt, any tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (e.g., leases, credit agreements or other commercial agreements)), or any closing agreement pursuant to Section 7121 of the Code or any predecessor provisions thereof, or any similar provisions of state, local, or foreign Law.

(ix) None of the Forest Entities has participated in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4.

(x) In the last two (2) years, no Forest Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(b) None of the Forest Entities is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the LLC Interest Contribution, the Stock Contribution and the Contributed Corporations Mergers, taken together, from qualifying as a transaction described in Section 351(a) of the Code, (ii) either (A) each of the Contributed Corporations Mergers, taken together with the Stock Contribution, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) (x) the Stock Contribution, taken together with the LLC Interest Contribution, from qualifying as a transaction described in Section 351(a) of the Code and (y) the Contributed Corporations Mergers from qualifying as transactions described in Section 332 of the Code, and (iii) each of the Sabine Mergers from being treated as a transaction that is disregarded for U.S. federal income tax purposes. Without limiting the generality of the foregoing, (other than by reason of the Reincorporation Merger (as defined in the Shareholder’s Agreement)) none of the Forest Entities has any plan or intention to cause the issuance of voting interests in Forest to any Person that would result in Sabine Investor Holdings and AIV Holdings together owning less than 80% of the total combined voting power of all outstanding stock of Forest (it being understood that this sentence does not address any plan or intention of persons who will become members of the Forest Board following the Closing).

3.16 Employee Benefits; Employment and Labor Matters.

(a) Section 3.16(a) of the Forest Disclosure Letter contains a list of each material Forest Benefit Plan. For purposes of this Agreement, “Forest Benefit Plan” means each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, material personnel policy, equity-based plan (including any stock option plan, stock purchase plan, stock appreciation right plan or phantom stock plan), bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan or arrangement, change in control policy or agreement, retention arrangement, deferred compensation agreement or arrangement, retirement or pension plan or arrangement, executive compensation or supplemental income arrangement, consulting agreement, fringe benefit arrangement, collective bargaining agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in this Section 3.16(a) pursuant to which compensation or other benefits are provided to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of any Forest Entity, in each case that is, or has been in the six years prior to Original Execution Date, sponsored, maintained or contributed to by any Forest Entity or any ERISA Affiliate of any Forest Entity.

(b) True, correct and complete copies of each material Forest Benefit Plan, and, if applicable, summary plan description, the most recent determination, advisory or opinion letter, as applicable, the most recent actuarial report, related trusts, insurance or group annuity contracts, administrative service agreements and each other funding or financing arrangement relating to any plan, including all amendments, modifications or supplements thereto, have been delivered to or made available to the Sabine Parties.

(c) Except for matters that would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect;

(i) each Forest Benefit Plan has been administered in compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable Laws and the terms of all applicable collective bargaining agreements;

(ii) as to any Forest Benefit Plan intended to be qualified under Section 401 of the Code, such Plan has received a favorable determination, advisory or opinion letter, as applicable, from the IRS to such effect (or has applied or has time remaining to apply for such letter) and, to the Knowledge of Forest, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to adversely affect the qualified status of any such Forest Benefit Plan;

(iii) all required reports, descriptions and disclosures have been filed or distributed appropriately in accordance with applicable Laws with respect to each Forest Benefit Plan;

(iv) all contributions (including employer contributions and employee salary reduction contributions) that are due and owing have been paid, and all contributions for any period ending on or before the Closing Date that are not yet due have been accrued in accordance with GAAP;

(v) neither any Forest Entity nor any ERISA Affiliate of any Forest Entity maintains or contributes to an employee welfare benefit plan that provides medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the Code);

(vi) there are no unresolved claims or disputes (pending or threatened) under the terms of, or in connection with, any Forest Benefit Plan other than routine claims for benefits; and

(vii) neither any Forest Entity nor any ERISA Affiliate of any Forest Entity contributes to or has ever contributed to a multiemployer plan (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA).

(d) Neither any Forest Entity nor any ERISA Affiliate of any Forest Entity has any liability under or arising with respect to (i) Title IV of ERISA, (ii) Section 302 of ERISA, or (iii) Sections 412 and 4971 of the Code.

(e) In connection with the consummation of the transactions contemplated by this Agreement, no payments have or will be made under the Forest Benefit Plans which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code. There is no contract, agreement, plan or arrangement with an employee to which any Forest Entity is a party that, individually or collectively and as a result of the transactions contemplated by this Agreement or any other related transaction document to which any Forest Entity is a party, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code (determined without regard to the exceptions contained in Section 280G(b)(4)).

(f) Except as specifically contemplated in this Agreement, neither the execution and delivery of this Agreement or any other transaction document to which Forest or its Affiliates is a party nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus, or otherwise) becoming due to any officer, director, employee, or consultant of any Forest Entity or Affiliate thereof; (ii) materially increase any payments or benefits otherwise payable to any officer, director, employee or consultant of any Forest Entity or Affiliate thereof; or (iii) result in the acceleration of the time of payment or vesting of any awards or benefits or give rise to any additional service credits under any Forest Benefit Plan.

(g) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, each of the Forest Entities (i) is in compliance with all applicable Laws regarding labor and employment, including all Laws relating to employment discrimination, labor relations, payment of wages and overtime, leaves of absence, employment tax and social security, occupational health and safety, and immigration; (ii) has not, any time within the six months preceding the Original Execution Date, had any “plant closing” or “mass layoff” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”)) or other terminations of employees which would create any obligations upon or liabilities for any Forest Entity under the WARN Act or similar state and local laws; (iii) is not subject to any disputes pending, or, to the Knowledge of Forest, threatened, by any of its prospective, current, or former employees, independent contractors or Governmental Entity relating to the engagement of employees or independent contractors by any Forest Entity or related to any Forest Benefit Plan (except for routine claims for benefits); and (iv) is not subject to any judgment, order or decree with or relating to any present or former employee, independent contractor or any Governmental Entity relating to claims of discrimination, wage or hour practices, or other claims in respect to employment or labor practices and policies.

(h) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect (i) none of the Forest Entities is a party to or bound by or negotiating any collective bargaining agreement or other agreement with any labor union, nor has any of them experienced any strike, slowdown, work stoppage, boycott, picketing, lockout, or material grievance, claim of unfair labor practices, or other collective bargaining or labor dispute within the past two years and (ii) there are no current union representation questions or petitions or organizing campaigns involving employees of any Forest Entity.

3.17 Regulatory Matters. No Forest Entity is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an “affiliate” of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the Public Utility Holding Company Act of 2005. All natural gas pipeline systems and related facilities of the Forest Entities are (a) “gathering facilities” or “intrastate pipelines” that are exempt from regulation by the FERC under the Natural Gas Act of 1938, as amended, except to extent the “intrastate pipelines” may be subject to Section 311 of the Natural Gas Policy Act of 1978; and (b) not subject to rate regulation as a “public utility” under the laws of any state or other local jurisdiction.

3.18 Insurance. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Forest Material Adverse Effect, (a) each insurance policy under which the Forest Entities is an insured or otherwise the principal beneficiary of coverage (collectively, the “Forest Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Forest Entities are in compliance with the terms and conditions of such Forest Insurance Policy; (b) no Forest Entity is in breach or default under any Forest Insurance Policy; and (c) no event has occurred which, with notice or lapse of time, would constitute such breach of default, or permit termination or modification, under any Forest Insurance Policy.

3.19 Required Vote of the Forest Stockholders. (a)(i) The affirmative vote of a majority of the shares of Forest Common Stock voting on this Agreement (the “Forest Stockholder Approval”) is the only vote of holders of securities of Forest which is required to approve the issuance of the Sabine Contribution Consideration, (ii) the 2014 LTIP Proposal Approval is the only vote of holders of securities of Forest which is required to approve the 2014 LTIP Proposal Approval, (iii) the Section 162(m) Proposal Approval is the only vote of holders of securities of Forest which is required to approve the Section 162(m) Proposal and (iv) the affirmative vote of holders of a majority of the outstanding shares of Forest Common Stock is the only vote of holders of securities of Forest which is required to approve each of the Authorized Share Amendment and the Name Change Amendment; (b) the action of the Forest Board in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby, the restrictions on business combinations set forth in Section 912 of the NYBCL; and (c) no other Takeover Laws are applicable to the Transactions, this Agreement or any transaction contemplated hereby. As used in this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition, “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations.

3.20 Derivative Transactions and Hedging. Section 3.20 of the Forest Disclosure Letter contains a complete and correct list, as of the Original Execution Date, of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Forest Entities) entered into by any of the Forest Entities or for the account of any of their respective customers as of the Original Execution Date pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the Original Execution Date will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Forest Entities. The Forest Entities have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Forest, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

3.21 Brokers’ Fee. Except for the fee payable to the Forest Financial Advisor, which shall be paid by Forest, no broker, investment banker or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Forest.

3.22 Opinion of Financial Advisor. The Forest Board has received the opinion of J.P. Morgan Securities (the “Forest Financial Advisor”) to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange Ratio (as defined in the Original Merger Agreement) is fair, from a financial point of view, to the holders of Forest Common Stock.

3.23 Related Party Transactions. Except for employment related agreements or practices or pursuant to the organization documents of Forest, (i) the Forest Entities are not, directly or indirectly, a party to, and have no continuing obligations under, any agreement (oral or written), arrangement or transaction with, or involving, or have made any commitment to, any Affiliate of the Forest Entities (other than any Forest Entity) or any director or officer of the Forest Entities with respect to which the Forest Entities will have liability following the Closing Date, and (ii) no Affiliate of the Forest Entities (other than any Forest Entity) or director or officer of the Forest Entities currently has any interest in any asset, right or property (real or personal, tangible or intangible) used by the Forest Entities.

3.24 Forest Director Resignations. As of the Amended Execution Date, the members of the Forest Board set forth on Section 3.24 of the Forest Disclosure Letter have each delivered to the Forest Board irrevocable written notice of their resignation from the Forest Board, each of which resignations shall only be effective at the time of the Closing (the “Forest Director Resignations”).

3.25 Information Supplied. None of the information supplied or to be supplied by Forest for inclusion or incorporation by reference in (a) the Proxy Statement will, at the time the Proxy Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Forest Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

3.26 No Other Representations or Warranties. Forest has undertaken such investigation as it deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party. The foregoing investigation, however, does not modify the representations and warranties of the Sabine Parties and AIV Holdings in the Transaction Agreements and such representations and warranties constitute the sole and exclusive representations and warranties of the Sabine Parties and AIV Holdings to Forest in connection with the transactions contemplated by this Agreement and the other Transaction

Agreements. Except for the representations and warranties contained in the Transaction Agreements, neither Forest nor any other Person makes any other express or implied representation or warranty, and the Sabine Parties and AIV Holdings hereby disclaim any other representation or warranty, on behalf of or relating to the Sabine Parties or AIV Holdings, any of their Affiliates, their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SABINE PARTIES AND AIV HOLDINGS

Except as (i) disclosed in the Sabine Annual Reports (excluding any disclosures included in any “risk factor” section or any other disclosures in such Sabine Annual Reports to the extent they are predictive or forward looking and general in nature, in each case, other than any specific factual information contained therein) or (ii) set forth on the disclosure letter delivered to Forest on the date of the execution of this Agreement (the “Sabine Disclosure Letter”), which identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided that any information set forth in one section of the Sabine Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof (other than Sections 4.8(b) and 4.15) to which its relevance is reasonably apparent), the Sabine Parties and AIV Holdings hereby, jointly and severally, represent and warrant to Forest as follows:

4.1 Organization; Qualification. Each of the Sabine Parties and AIV Holdings (a) are entities duly formed or organized, validly existing and in good standing under the laws of the state of their formation or organization and have all requisite corporate, limited partnership or limited liability company power and authority to own, lease and operate their properties and to carry on their business as it is now being conducted, and (b) are duly qualified, registered or licensed to do business as a foreign entity and are in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified, registered or licensed and in good standing would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect. The Sabine Parties have made available to Forest true and complete copies of the organizational documents of each Sabine Party, as in effect on the Original Execution Date. The Sabine Parties have made available to Forest true and complete copies of the organizational documents of each Sabine Entity, as in effect on the Original Execution Date. AIV Holdings has made available to Forest true and complete copies of the organizational documents of AIV Holdings, as in effect on the Amended Execution Date.

4.2 Authority; Enforceability.

(a) Each of the Sabine Parties and AIV Holdings has the requisite corporate, limited partnership or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to consummate the transactions contemplated by this Agreement and the other Transaction Agreements to which it is a party. The execution and delivery by each Sabine Party and AIV Holdings of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each Sabine Party and AIV Holdings of the transactions contemplated by this Agreement and the other Transaction Agreements to which it is a party have been, or, in the case of Transaction Agreements to be delivered after the Original Execution Date, will be, duly and validly authorized by such Sabine Party or AIV Holdings, as applicable, and no other corporate, limited partnership or limited liability company proceedings on the part of any Sabine Party or AIV Holdings is necessary to authorize this Agreement and the other Transaction Agreement to which it is a party or to consummate the transactions contemplated by this Agreement and the other Transaction Agreement to which it is a party.

(b) This Agreement and the other Transaction Agreements to which a Sabine Party or AIV Holdings is a party have been, or, in the case of Transaction Agreements to be delivered after the Original Execution Date, will be, duly executed and delivered by such Sabine Party or AIV Holdings, as applicable, and, if applicable, its equityholders, and, assuming the due authorization, execution and delivery by Forest, this Agreement and the other Transaction Agreements to which a Sabine Party or AIV Holdings is a party constitute the valid and binding agreement of such Sabine Party or AIV Holdings, enforceable against such Sabine Party or AIV Holdings in accordance with its terms, except as such enforceability may be limited by Creditors’ Rights.

(c) The representations and warranties set forth in this Section 4.2 (other than those with respect to AIV Holdings, which are made only as of the Amended Execution Date) shall apply mutatis mutandis with respect to both the Original Agreement and this Agreement, and, with respect to the Original Agreement, shall be made as of the Original Execution Date and, with respect to this Agreement, shall be made as of the Amended Execution Date; provided, however, that the representations and warranties set forth in this Section 4.2 are not “made as of a specific date” for purposes of Section 7.3(a).

4.3 Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Agreements by the Sabine Party or AIV Holdings, as applicable, a party thereto and the consummation by the Sabine Parties and AIV Holdings, as applicable, of the transactions contemplated by this Agreement and the Transaction Agreements does not and will not: (a) result in any breach of any provision of the organizational documents of any Sabine Entity; (b) constitute a default (or an event that with notice or passage of time or both would give rise to a default) under, or give rise to any right of termination, cancellation, amendment or acceleration (with or without the giving of notice, or the passage of time or both) under any of the terms, conditions or provisions of any Contract to which any Sabine Entity is a party or by which any property or asset of any Sabine Entity is bound or affected; (c) assuming compliance with the matters referred to in Section 4.4, violate any Law to which any Sabine Entity is subject or by which any Sabine Entity’s properties or assets is bound; or (d) constitute (with or without the giving of notice or the passage of time or both) an event which would result in the creation of any Encumbrance (other than Permitted Encumbrances) on any asset of any Sabine Entity, except, in the cases of clauses (b), (c) and (d) for such defaults or rights of termination, cancellation, amendment, acceleration, violations or Encumbrances, as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect. The Sabine Entities are in material compliance with, and no event has occurred which would constitute (with or without the giving of notice or the passage of time or both) a material default under or give rise to any right of termination, cancellation, or acceleration under any terms of any Contracts evidencing indebtedness for borrowed money.

4.4 Approvals of Governmental Entities and Third Parties. Other than in connection with or in compliance with (i) the Exchange Act, (ii) the Securities Act, (iii) applicable state securities, and “blue sky” laws, (iv) the rules and regulations of the NYSE, and (v) the HSR Act, and any antitrust, competition or similar laws outside of the United States, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Person or Governmental Entity is necessary for the consummation by any Sabine Party or AIV Holdings of the transactions contemplated by this Agreement, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not obtained or made, would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect.

4.5 Capitalization.

(a) Section 4.5(a)(i) of the Sabine Disclosure Letter sets forth a correct and complete description of the following: (i) all of the issued and outstanding Equity Interests in each of the Sabine Entities; and (ii) the record owners of each of the outstanding Equity Interests in each of the Sabine Entities. Except as set forth on Section 4.5(a)(i) of the Sabine Disclosure Letter, there are no other outstanding Equity Interests of any Sabine Entity. All of the issued and outstanding Equity Interests in each of the Sabine Entities have been duly authorized and validly issued in accordance with the Organizational Documents of such Sabine Entity and are fully paid (to the extent required under the Organizational Documents of such Sabine Entity) and nonassessable (except as nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the Delaware LP Act or Sections 18-607 or 18-804 of the DLLCA) and have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights of any Person. All of the issued and outstanding Equity Interests in each of the Sabine Entities are owned by the Persons set forth on Section 4.5(a)(i) of the Sabine Disclosure Letter named as owning such interests free and clear of all Encumbrances other than (A) transfer restrictions imposed by federal and state securities laws and (B) any transfer restrictions contained in the Organizational Documents of the Sabine Entities. Sabine Investor Holdings and AIV Holdings collectively own, directly or indirectly, all of the outstanding Equity Interests in each Sabine Entity, free and clear of all Encumbrances other than (1) transfer restrictions imposed by federal and state securities laws and (2) any transfer restrictions contained in the Organizational Documents of the Sabine Entities.

(b) There are no preemptive rights or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, commitments or rights of any kind that obligate any of the Sabine Entities to issue or sell any Equity Interests or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Equity Interests in any of the Sabine Entities, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(c) No Sabine Entity has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of Equity Interests in any Sabine Entity on any matter.

(d) There are no voting trusts or other agreements or understandings to which any Sabine Entity is a party with respect to the voting or registration of the limited liability company interest or other equity interest of any Sabine Entity.

(e) Sabine Investor Holdings and the Contributed Corporations collectively own, beneficially and of record, free and clear of all Encumbrances, except for Permitted Encumbrances, all the outstanding equity interests of Sabine Holdings. AIV Holdings owns, beneficially and of record, free and clear of all Encumbrances, except for Permitted Encumbrances, all the Contributed Stock Interests and the Contributed Stock Interests represent all the outstanding equity interests of the Contributed Corporations.

(f) Upon the consummation of the Contribution, Sabine Investor Holdings and AIV Holdings will collectively assign, convey, transfer and deliver, to Forest, good and valid title to the Contributed Interests, free and clear of all Encumbrances, other than (i) any transfer restrictions imposed by federal or state securities laws, (ii) any transfer restrictions contained in the Organizational Documents of Sabine Holdings, (iii) any transfer restrictions contained in the Organizational Documents of AIV Holdings and (iv) any Encumbrances on the Contributed Interests as a result of actions by the Forest Entities or the Contributed Corporations.

(g) Except with respect to the ownership of any equity or long-term debt securities between or among the Sabine Entities, none of the Sabine Entities owns, directly or indirectly, any equity or long-term debt securities of any Person.

4.6 Compliance with Law.

(a) Except for Environmental Laws, Laws requiring the obtaining or maintenance of a Permit, Tax matters, Laws relating to employee benefits, employment and labor matters, and Laws relating to regulatory and compliance matters, which are the subject of Sections 4.11, 4.14, 4.15, 4.16, and 4.17 respectively, and except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, (i) each Sabine Entity is in compliance with all applicable Laws, (ii) no Sabine Entity has received written notice of any violation of any applicable Law and (iii) none of the Sabine Entities has received written notice that it is under investigation by any Governmental Entity for potential non-compliance with any Law.

(b) Each Sabine Entity is in compliance, in all material respects, with (i) the USA PATRIOT Act, (ii) the FCPA, and (iii) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the U.S. Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto. No Sabine Entity nor, to the Knowledge of Sabine Investor Holdings, any director, officer or employee of any Sabine Entity is subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department or a person on the list of “Specially Designated Nationals and Blocked Persons.”

4.7 Sabine Annual Report; Financial Statements.

(a) The Sabine Annual Reports did not at the time such reports were posted by Sabine O&G on its web site at www.sabineoil.com (or if revised or amended by a later posting prior to the Original Execution Date, then at the time of such posting or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The Sabine Parties have made available to Forest copies of the Sabine Financial Statements. The Sabine Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented thereby and fairly present in all material respects the consolidated financial position and operating results, equity and cash flows of Sabine O&G, on a combined consolidated basis, as of, and for the periods ended on, the respective dates thereof, subject, however, in the case of unaudited financial statements, to normal year-end audit adjustments. (i) Sabine Holdings’ only asset is its equity interest in SOGH II, (ii) SOGH II’s only asset is its equity interest in Sabine O&G, (iii) neither Sabine Holdings nor SOGH II has any liability, whether accrued, contingent, absolute or otherwise, other than liabilities solely arising from its equity interest in SOGH II or Sabine O&G, as applicable, and ordinary course entity-level liabilities solely relating to its maintenance as a limited liability company (such as state franchise or minimum taxes) and (iv) the Contributed Corporations’ only asset is their equity interest in Sabine Holdings.

(c) None of the Sabine Entities (other than the Contributed Corporations) has any liability, whether accrued, contingent, absolute or otherwise, that would be required to be included in the financial statements of the Sabine Entities under GAAP except for (i) liabilities set forth on the consolidated balance sheet dated as of December 31, 2013 or the notes thereto contained in the Sabine Financial Statements; (ii) liabilities that have arisen since December 31, 2013, in the ordinary course of business; and (iii) liabilities which would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect. Each Contributed Corporation has no liability, whether accrued, contingent, absolute or otherwise, other than liabilities solely arising from its equity interest in Sabine Holdings and ordinary course entity-level liabilities solely relating to its maintenance as a corporation (such as state franchise or minimum taxes).

4.8 Absence of Certain Changes. Except as expressly contemplated by this Agreement, (a) from and after December 31, 2013, through the Original Execution Date, the Sabine Entities have operated their business in all material respects only in the ordinary course of business and consistent with past practice, and no Sabine Entity has taken or agreed to take any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of clauses (ii), (iii), (iv), (v), (ix), (x), (xi), (xii) or (xiii) of Section 5.2(b), and (b) from and after December 31, 2013, through the Effective Time, there has not been any event, occurrence or development which has had, or would be reasonably expected to have, a Sabine Material Adverse Effect.

4.9 Title to Properties and Assets; Oil & Gas Properties.

(a) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, each Sabine Entity has title to or rights or interests in its real property and personal property (and each real property and personal property at which material operations of Sabine are conducted) free and clear of all Encumbrances (such property, the “Sabine Owned Real Property”) (subject to Permitted Encumbrances), sufficient to allow it to conduct its business as currently being conducted.

(b) Oil and Gas Property.

(i) Except for (A) property sold or otherwise disposed of in the ordinary course of business since the dates of the reserve reports prepared by Ryder Scott Co. (“Ryder Scott”) relating to the Sabine Entity interests referred to therein as of December 31, 2013 (the “Sabine Reserve Reports”), (B) property reflected in the Sabine Reserve Reports or in the Sabine Annual Report as having been sold or otherwise disposed of, as of the Original Execution Date or (C) matters that would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, the Sabine Entities have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Sabine Reserve Reports and in each case as attributable to interests owned by the Sabine Entities, free and clear of any Encumbrances, except for (A) Production Burdens and (B) Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means such title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing or non-producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(ii) The factual, non-interpretive data supplied by or on behalf of the Sabine Entities to Ryder Scott relating to the Sabine Entities’ interests referred to in the Sabine Reserve Reports and that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Sabine Entities in connection with the preparation of the Sabine Reserve Reports was, as of the time provided (or as modified or amended prior to the issuance of the Forest Reserve Reports), accurate in all material respects. To Sabine Investor Holdings’ Knowledge, any assumptions or estimates provided by the Sabine Entities to Ryder Scott in connection with their preparation of the Sabine Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were to Known to the Sabine Entities at the time such assumptions or estimates were made. The estimates of proved oil and gas reserves provided by the Sabine Entities to Ryder Scott in connection with the preparation of the Sabine Reserve Reports complied in all material respects with Rule 4-10 of Regulation S-X promulgated by the SEC. Sabine Holdings’ internal proved reserve estimates prepared by management for the year ended December 31, 2013 were not, taken as a whole, materially lower than the conclusions in such Sabine Reserve Reports. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no material change in respect of the matters addressed in the Sabine Reserve Reports that would have, individually or in the aggregate, a Sabine Material Adverse Effect.

(iii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, (A) all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Sabine Entities are being received by them in a timely manner and (B) as of March 31, 2014, no proceeds from the sale of Hydrocarbons produced from any such Oil and Gas Properties (to the extent operated by any Sabine Entity) are being held in suspense (by any Sabine Entity, any third party operator thereof or any other Person or individual) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled wells. Section 4.9(b)(iii) of the Sabine Disclosure Letter sets forth all the Oil and Gas Leases included in any Sabine Entity’s Oil and Gas Properties that are scheduled to expire (in whole or in part) at any time in the twelve (12) month period immediately following the execution of this Agreement.

(iv) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, (i) each Oil and Gas Lease to which any Sabine Entity is a party is, valid and in full force and effect, and (ii) all rentals, shut-ins and similar payments (and all Production Burdens) owed to any Person or individual under (or otherwise with respect to) any such Oil and Gas Leases have been properly and timely paid. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by any Sabine Entity have been timely and properly paid. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, no Sabine Entity (and, to Sabine Investor Holdings’ Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by any Sabine Entity and no Sabine Entity (or, to Sabine Investor Holdings’ Knowledge, any third party operator) has received written notice from any other party to any such Oil and Gas Lease (A) that any Sabine Entity (or such third party operator, as the case may be) has breached, violated or defaulted under any such Oil and Gas Lease or (B) threatening to terminate, cancel, rescind or procure judicial reformation of any such Oil and Gas Lease.

(v) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, all Oil and Gas Properties operated by any Sabine Entity (and, to the Knowledge of Sabine Investor Holdings, all Oil and Gas Properties owned or held by any Sabine Entity and operated by a third party) have been operated in accordance with reasonable, prudent oil and gas field practices and in material compliance with the applicable Oil and Gas Leases, Oil and Gas Contracts and applicable Laws.

(vi) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, none of the Oil and Gas Properties of the Sabine Entities is subject to any preferential, purchase, preemptive, consent or similar right which would become operative as a result of the entry into (or the consummation of) the Transactions or the other transactions contemplated by this Agreement.

(vii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, all of the wells located on the Oil and Gas Leases or on (or otherwise associated with) any other Oil and Gas Properties of the Sabine Entities have been drilled, completed and operated in accordance with all applicable Law and the terms and conditions of all applicable Oil and Gas Leases and Oil and Gas Contracts, and all drilling and completion (and the plugging and abandonment) of all such wells and all related development, production and other operations have been conducted in compliance with all applicable Law and the terms and conditions of all applicable Oil and Gas Leases and Oil and Gas Contracts. No Sabine Entity has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that would result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Sabine Entities, taken as a whole is not reflected in the Sabine Reserve Reports. The Sabine Reserve Reports accurately reflect in all material respects any payout balances applicable to any well included in the Oil and Gas Properties held or owned by any Sabine Entity.

(viii) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, and to the Knowledge of Sabine Investor Holdings, (A) Section 4.9(b)(viii) of the Sabine Disclosure Letter lists, as of March 31, 2014, all transportation, plant, production and other imbalances and overlifts with respect to Hydrocarbon production from the Sabine Entities’ Oil and Gas Properties, and (B) no imbalance listed on Section 4.9(b)(viii) of the Sabine Disclosure Letter constitutes all of the Sabine Entities’ share of ultimately recoverable reserves in any balancing area pursuant to any balancing Contract.

(ix) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, with respect to the Sabine Entities’ Oil and Gas Properties, all currently producing wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(x) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, neither the entry into (nor the consummation of) the Contribution or the other transactions contemplated by this Agreement will result in a breach of the terms of, or give rise to any right of cancellation, termination or forfeiture under, any Oil and Gas Contract included in any Sabine Entity’s Oil and Gas Properties.

4.10 Intellectual Property. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, (a) the Sabine Entities own or have the right to use pursuant to a license, sublicense, agreement or otherwise all material items of Intellectual Property required in the operation of their business as presently conducted; (b) no third party has asserted in writing delivered to any Sabine Entity an unresolved claim that any of the Sabine Entities is infringing on the Intellectual Property of such third party; and (c) to the Knowledge of Sabine Investor Holdings, no third party is infringing on the Intellectual Property owned by the Sabine Entities.

4.11 Environmental Matters. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect:

(a) each of the Sabine Entities and its assets, real properties and operations, and, to the Knowledge of Sabine Investor Holdings, each third-party operator of any of the Oil and Gas Properties of the Sabine Entities (with respect to such interests), are and, during the relevant time periods specified in all applicable statutes of limitations, have been, in compliance with all applicable Environmental Laws;

(b) each of the Sabine Entities, and, to the Knowledge of Sabine Investor Holdings, each third-party operator of any of the Oil and Gas Properties of the Sabine Entities (with respect to such interests), possesses all Environmental Permits required for their operations as currently conducted and is in compliance with the terms of such Environmental Permits, and such Environmental Permits are in full force and effect and are not subject to any pending or, to the Knowledge of any Sabine Entity, threatened Proceeding;

(c) none of the Sabine Entities nor any of their properties or operations or any person or entity whose liability the Sabine Entities have retained or assumed either contractually or by operation of Law, are subject to any pending or, to the Knowledge of any Sabine Entity, threatened Proceeding arising under any Environmental Law, nor has any Sabine Entity received any written and pending notice, order or complaint from any Person alleging a violation of or liability arising under any Environmental Law; and

(d) there has been no Release of Hazardous Substances on, at, under, to, or from any of the properties of the Sabine Entities, or from or in connection with the Sabine Entities’ operations, and, to the Knowledge of Sabine Investor Holdings, each third-party operator of any of the Oil and Gas Properties of the Sabine Entities (with respect to such interests), in a manner that would reasonably be expected to give rise to any uninsured liability pursuant to any Environmental Law.

(e) The Sabine Entities have made available to the Forest Entities true and complete copies of all environmental reports, studies, investigations and audits in the Sabine Entities’ possession or control and relating to the operations of the Sabine Entities or to property currently or formerly owned, leased, or operated by the Sabine Entities.

(f) None of the Sabine Entities and, to the Knowledge of Sabine, any third-party operator of any of the Oil and Gas Properties of the Sabine Entities (with respect to such interests) and any predecessor of any of them, is subject to any Order or any indemnity obligation (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Sabine set forth in the Sabine Reserve Reports that have been provided to Sabine Investor Holdings prior to the date of this Agreement) with any other person that would reasonably be expected to result in liabilities under applicable Environmental Laws or concerning Hazardous Substances.

4.12 Material Contracts.

(a) Section 4.12 of the Sabine Disclosure Letter sets forth, as of the Original Execution Date, the following Contracts to which the Sabine Entities is a party or bound:

(i) Contracts that are of a type that would be required to be included as an exhibit to a Registration Statement on Form S-1 pursuant to Items 601(b)(2), (4), (9) or (10) of Regulation S-K of the SEC if such a registration statement was filed by Sabine Investor Holdings or AIV Holdings on the Original Execution Date;

(ii) Contracts that contain any provision or covenant that expressly restricts in any material respect any Sabine Entity or any Affiliate thereof from engaging in any lawful business activity or competing with any Person;

(iii) Contracts that (A) relate to the creation, incurrence, assumption, or guarantee of any indebtedness for borrowed money by any Sabine Entity or (B) create a capitalized lease obligation (except, in the cases of clauses (A) and (B), any such Contract with an aggregate principal amount not exceeding $2,500,000 and except any transactions solely among the Sabine Entities);

(iv) Contracts in respect of the formation of any partnership, limited liability company agreement or joint venture or otherwise relates to the joint ownership or operation of the assets owned by any of the Sabine Entities that is material to the Sabine Entities, taken as a whole, other than any such Contracts solely among the Sabine Entities;

(v) Contracts that provide for the acquisition or sale of assets with a book value in excess of $5,000,000 (whether by merger, sale of stock, sale of assets or otherwise) and that is material to the Sabine Entities, taken as a whole;

(vi) Contracts that provide for the sale by any Sabine Entity of Hydrocarbons which contains a “take-or-pay” clause or any similar prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefore;

(vii) Contracts that involve the transportation of more than 10 MMcf (or the MBtu equivalent) of Hydrocarbons per day (calculated on a yearly average basis);

(viii) Contracts that provide for the sale by any Sabine Entity of Hydrocarbons that has a remaining term of greater than 60 days and do not allow such Sabine Entity to terminate it without penalty on 90 days’ or less notice;

(ix) Contracts that provide for a call or option on production, or acreage dedication or other commitment of Hydrocarbons produced from or otherwise attributable to any Sabine Entity’s Oil and Gas Properties to a gathering, transportation processing, storage treatment or other arrangement downstream of the wellhead, covering in excess of 25 MMcf (or in the case of liquids, in excess of 5,000 barrels of oil equivalent) of Hydrocarbons per day over a period of one month (calculated on a yearly average basis);

(x) any Oil and Gas Lease that contains express provisions (A) establishing bonus obligations in excess of $1,250,000 that were not satisfied at the time of lease or signing or (B) providing for a fixed term, even if there is still production in paying quantities;

(xi) any agreement pursuant to which any Sabine Entity has paid amounts associated with any Production Burdens in excess of $2,500,000 during the immediately preceding fiscal year or with respect to which Sabine Holdings reasonably expects that it (and/or its Subsidiaries) will make payments associated with any Production Burdens in any of the next three succeeding fiscal years that could, based on current projections, exceed $2,500,000 per year;

(xii) Contracts that are a joint development agreements, exploration agreements or acreage dedication agreements (excluding, in respect of each of the foregoing, customary joint operating agreements) that either (A) are material to the operation of the Sabine Entities, taken as a whole, (B) would reasonably be expected to require the Sabine Entities to make expenditures in excess of $12,500,000 in the aggregate during the 12-month period following the Original Execution Date or (C) contain an area of mutual interest or any “tag along” or “drag along” (or similar rights) allowing a third party, or requiring the Sabine Entities, to participate in any future transactions with respect to any assets or properties of the Sabine Entities;

(xiii) acquisition Contracts that contain an “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of any Sabine Entity set forth in the Sabine Reserve Reports that have been provided to Forest prior to the Original Execution Date) that would be reasonably expected to result in payments after the Original Execution Date by the Sabine Entities in excess of $2,500,000;

(xiv) Contracts pursuant to which any Sabine Entity has agreed to perform any contract drilling for any third party;

(xv) Contracts that relate to futures, swaps, collars, puts, calls, floors, caps, options or otherwise is intended to reduce or eliminate the fluctuations in the prices of commodities, including natural gas, natural gas liquids, crude oil and condensate; or

(xvi) Contracts, other than Contracts entered into in the ordinary course of business consistent with past practice, that otherwise involve the annual payment by any of the Sabine Entities of more than $2,500,000 and cannot be terminated by the Sabine Entities on 90 days or less notice without payment by the Sabine Entities of any penalty.

(b) Each Contract required to be disclosed pursuant to Section 4.12(a) (collectively, the “Sabine Material Contracts”) has been made available to Forest and, except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, each Sabine Material Contract is, to the Knowledge of Sabine Investor Holdings, a valid and binding obligation of the applicable Sabine Entity, in full force and effect and enforceable in accordance with its terms against such Sabine Entity and, to the Knowledge of Sabine Investor Holdings, the other parties thereto, except, in each case, as enforcement may be limited by Creditors’ Rights.

(c) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, to the Knowledge of Sabine Investor Holdings, none of the Sabine Entities nor any other party to any Sabine Material Contract is in default or breach under the terms of any Sabine Material Contract and no event has occurred that with the giving of notice or the passage of time or both would constitute a breach or default by such Sabine Entity or, to the Knowledge of Sabine Investor Holdings, any other party to any Sabine Material Contract, or would permit termination, modification or acceleration under any Sabine Material Contract.

4.13 Legal Proceedings. Other than with respect to Proceedings arising under Environmental Laws, which are the subject of Section 4.11, or relating to Tax matters, which are the subject of Section 4.15, there are no Proceedings pending or, to the Knowledge of Sabine Investor Holdings, threatened against the Sabine Entities, except such Proceedings as (a) do not involve, in any individual case, a claim for monetary damages in excess of $1,000,000 or (b) would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect. There is no judgment, order or decree outstanding against any Sabine Entity that would be reasonably likely individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect. To the Knowledge of Sabine Investor Holdings, no officer or director of any Sabine Entity is a defendant in any Proceeding in connection with his or her status as an officer or director of any Sabine Entity. No Sabine Entity nor any of their respective properties or assets is or are subject to any judgment, order or decree, except for those judgments, orders or decrees that would not be reasonably likely individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect.

4.14 Permits. Other than with respect to Permits issued pursuant to or required under Environmental Laws, which are the subject of Section 4.11, the Sabine Entities have all Permits as are necessary to use, own and operate their assets in the manner such assets are currently used, owned and operated by the Sabine Entities, except where the failure to have such Permits would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect.

4.15 Taxes. (a) Except as would not reasonably be expected to have, individually and in the aggregate, a Sabine Material Adverse Effect:

(i) All Tax Returns required to be filed by or with respect to the Sabine Entities have been filed and all such Tax Returns of or with respect to the Sabine Entities are complete and correct. All Taxes due and payable for which the Sabine Entities are liable have been paid in full. Any charges, accruals or reserves for Taxes provided for in the most recent Sabine Financial Statements are adequate, in accordance with GAAP, to cover all Taxes of the Sabine Entities for periods ending on or prior to the date of such financial statements, and such charges, accruals or reserves, as adjusted for operations and transactions and the passage of time for periods beginning after the date of such Sabine Financial Statements and through the Closing Date, are adequate, in accordance with GAAP, to cover all Taxes of the Sabine Entities through the Closing Date. There is no claim pending or asserted in writing (other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been made in accordance with GAAP) against any Sabine Entity for any Taxes, and no assessment, deficiency, or adjustment has been asserted or proposed in writing with respect to any Taxes or Tax Returns of or with respect to any Sabine Entity.

(ii) No Tax audits or other administrative or judicial proceedings are being conducted or are pending with respect to any Taxes or Tax Returns of any Sabine Entity.

(iii) All Taxes required to be withheld, collected or deposited by any Sabine Entity have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(iv) There are no outstanding agreements or waivers extending the applicable statutory periods of limitations with respect to any Tax of any Sabine Entity.

(v) No Sabine Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for Tax purposes for a taxable period ending on or prior to the Closing Date (including by reason of Section 481 of the Code or any similar provisions of state, local or foreign Law); (B) prepaid amount received prior to the Closing other than in the ordinary course of business consistent with prior periods, (C) deferred intercompany item or excess loss account (within the meaning of the Treasury Regulations promulgated under Section 1502 of the Code), (D) income deferred under Section 108(i) of the Code; or (E) installment sale or open transaction entered into prior to the Closing other than in the ordinary course of business consistent with prior periods.

(vi) No Sabine Entity has any liability for Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor or by Contract. No Sabine Entity has been a member of a combined, consolidated, unitary or similar group for Tax purposes.

(vii) No claim has been made by any Governmental Entity in a jurisdiction where a Sabine Entity has not filed Tax Returns indicating that such Sabine Entity is or may be subject to any taxation by such jurisdiction or that such Sabine Entity is or may be required to file a Tax Return in such jurisdiction.

(viii) There are no Encumbrances on the assets of any Sabine Entity relating to or attributable to Taxes, other than Permitted Encumbrances.

(ix) No Sabine Entity is a party to any Tax sharing agreement, Tax allocation or similar agreement (not including, for the avoidance of doubt, any tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Taxes (e.g., leases, credit agreements or other commercial agreements)), or any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provisions of state, local or foreign Law.

(x) No Sabine Entity has participated in a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4.

(xi) In the last two (2) years, no Sabine Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(b) Each Sabine Entity (other than each of the Contributed Corporations) is, at all times since its formation has been, and immediately prior to the Contribution will be, properly classified as a partnership or an entity disregarded as separate from its owner for U.S. federal income Tax purposes. No election has been made to treat any of the Sabine Entities as a corporation for U.S. federal income Tax purposes.

(c) None of the Sabine Entities is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the LLC Interest Contribution, the Stock Contribution and the Contributed Corporations Mergers, taken together, from qualifying as a transaction described in Section 351(a) of the Code, (ii) either (A) each of the Contributed Corporations Mergers, taken together with the Stock Contribution, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (B) (1) the Stock Contribution, taken together with the LLC Interest Contribution, from qualifying as a transaction described in Section 351(a) of the Code and (2) the Contributed Corporations Mergers from qualifying as transactions described in Section 332 of the Code, and (iii) each of the Sabine Mergers from being treated as a transaction that is disregarded for U.S. federal income tax purposes.

(d) Each of the Contributed Corporations is a “United States person” (within the meaning of Section 7701(a)(30) of the Code.

4.16 Employee Benefits; Employment and Labor Matters.

(a) Section 4.16(a) of the Sabine Disclosure Letter contains a list of each material Sabine Benefit Plan. For purposes of this Agreement, “Sabine Benefit Plan” means each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, material personnel policy, equity-based plan (including any stock option plan, stock purchase plan, stock appreciation right plan or phantom stock plan), bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan or arrangement, change in control policy or agreement, retention arrangement, deferred compensation agreement or arrangement, retirement or pension plan or arrangement, executive compensation or supplemental income arrangement, consulting agreement, fringe benefit arrangement, collective bargaining agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in this Section 4.16(a) pursuant to which compensation or other benefits are provided to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of any Sabine Entity, in each case that is, or has been in the six years prior to Original Execution Date, sponsored, maintained or contributed to by any Sabine Entity or any ERISA Affiliate of any Sabine Entity.

(b) True, correct and complete copies of each material Sabine Benefit Plan, and, if applicable, summary plan description, the most recent determination, advisory or opinion letter, as applicable, the most recent actuarial report, related trusts, insurance or group annuity contracts, administrative service agreements and each other funding or financing arrangement relating to any plan, including all amendments, modifications or supplements thereto, have been delivered to or made available to Forest.

(c) Except for matters that would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect:

(i) each Sabine Benefit Plan has been administered in compliance with its terms, the applicable provisions of ERISA, the Code and all other applicable Laws and the terms of all applicable collective bargaining agreements;

(ii) as to any Sabine Benefit Plan intended to be qualified under Section 401 of the Code, such Plan has received a favorable determination, advisory or opinion letter, as applicable, from the IRS to such effect (or has applied or has time remaining to apply for such letter) and, to the Knowledge of Sabine Investor Holdings, no fact, circumstance or event has occurred or exists since the date of such letter that would reasonably be expected to adversely affect the qualified status of any such Sabine Benefit Plan;

(iii) all required reports, descriptions and disclosures have been filed or distributed appropriately in accordance with applicable Laws with respect to each Sabine Benefit Plan;

(iv) all contributions (including employer contributions and employee salary reduction contributions) that are due and owing have been paid, and all contributions for any period ending on or before the Closing Date that are not yet due have been accrued in accordance with GAAP;

(v) neither any Sabine Entity nor any ERISA Affiliate of any Sabine Entity maintains or contributes to an employee welfare benefit plan that provides medical, health or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses or their dependents (other than in accordance with Section 4980B of the Code);

(vi) there are no unresolved claims or disputes (pending or threatened) under the terms of, or in connection with, any Sabine Benefit Plan other than routine claims for benefits; and

(vii) neither any Sabine Entity nor any ERISA Affiliate of any Sabine Entity contributes to or has ever contributed to a multiemployer plan (within the meaning of Section 3(37) of Section 4001(a)(3) of ERISA).

(d) Neither any Sabine Entity nor any ERISA Affiliate of any Sabine Entity has any liability under or arising with respect to (i) Title IV of ERISA, (ii) Section 302 of ERISA, or (iii) Sections 412 and 4971 of the Code.

(e) In connection with the consummation of the transactions contemplated by this Agreement, no payments have or will be made under the Sabine Benefit Plans which, in the aggregate, would result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code. There is no contract, agreement, plan or arrangement with an employee to which any Sabine Entity is a party that, individually or collectively and as a result of the transactions contemplated by this Agreement or any other related transaction document to which any Sabine Entity is a party, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code (determined without regard to the exceptions contained in Section 280G(b)(4).

(f) Except as specifically contemplated in this Agreement, neither the execution and delivery of this Agreement or any other transaction document to which Sabine Investor Holdings or its Affiliates are a party nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus, or otherwise) becoming due to any officer, director, employee, or consultant of any Sabine Entity or Affiliate thereof; (ii) materially increase any payments or benefits otherwise payable to any officer, director, employee or consultant of any Sabine Entity or Affiliate thereof; or (iii) result in the acceleration of the time of payment or vesting of any awards or benefits or give rise to any additional service credits under any Sabine Benefit Plan.

(g) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, each of the Sabine Entities (i) is in compliance with all applicable Laws regarding labor and employment, including all Laws relating to employment discrimination, labor relations, payment of wages and overtime, leaves of absence, employment tax and social security, occupational health and safety, and immigration; (ii) has not, any time within the six months preceding the Original Execution Date, had any “plant closing” or “mass layoff” (as defined by the WARN Act) or other terminations of employees which would create any obligations upon or liabilities for any Sabine Entity under the WARN Act or similar state and local laws; (iii) is not subject to any disputes pending, or, to the Knowledge of Sabine Investor Holdings, threatened, by any of its prospective, current, or former employees, independent contractors or Governmental Entity relating to the engagement of employees or independent contractors by any of the Sabine Entities or related to any Sabine Benefit Plan (except for routine claims for benefits); and (iv) is not subject to any judgment, order or decree with or relating to any present or former employee, independent contractor or any Governmental Entity relating to claims of discrimination, wage or hour practices, or other claims in respect to employment or labor practices and policies.

(h) Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect (i) none of the Sabine Entities is a party to or bound by or negotiating any collective bargaining agreement or other agreement with any labor union, nor has any of them experienced any strike, slowdown, work stoppage, boycott, picketing, lockout, or material grievance, claim of unfair labor practices, or other collective bargaining or labor dispute within the past two years and (ii) there are no current union representation questions or petitions or organizing campaigns involving employees of any of the Sabine Entities.

4.17 Regulatory Matters. No Sabine Entity is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an “affiliate” of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the Public Utility Holding Company Act of 2005. All natural gas pipeline systems and related facilities owned by any Sabine Entity are (a) “gathering facilities” or “intrastate pipelines” that are exempt from regulation by the FERC under the Natural Gas Act of 1938, as amended, except to extent the “intrastate pipelines” may be subject to Section 311 of the Natural Gas Policy Act of 1978; and (b) not subject to rate regulation as a “public utility” under the laws of any state or other local jurisdiction.

4.18 Insurance. Except as would not reasonably be expected individually to have, and would not reasonably be expected in the aggregate to have, a Sabine Material Adverse Effect, (a) each insurance policy under which the Sabine Entities is an insured (collectively, the “Sabine Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Sabine Entities are in compliance with the terms and conditions of such Sabine Insurance Policy; (b) no Sabine Entity is in breach or default under any Sabine Insurance Policy; and (c) no event has occurred which, with notice or lapse of time, would constitute such breach of default, or permit termination or modification, under any Sabine Insurance Policy.

4.19 Sabine Approvals.

(a) (i) The execution and delivery of this Agreement by Sabine Investor Holdings do not, and the performance of this Agreement by Sabine Investor Holdings, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to any holder of membership interests in Sabine Investor Holdings; (ii) the Sabine Investor Holdings Board has approved and declared advisable this Agreement and the Transactions contemplated by this Agreement; (iii) Sabine Investor Holdings has received all requisite board and other corporate approvals to consummate the Transactions contemplated by this Agreement as required by applicable Law and (iv) no members of Sabine Investor Holdings have any dissenters’ rights or rights of appraisal relating to the Transactions contemplated by this Agreement.

(b) (i) The sole member of AIV Holdings has approved and declared advisable this Agreement and the Transactions contemplated by this Agreement; (ii) AIV Holdings has received all requisite member and other corporate approvals to consummate the Transactions contemplated by this Agreement as required by applicable Law and (iii) no member of AIV Holdings has any dissenters’ rights or rights of appraisal relating to the Transactions contemplated by this Agreement.

4.20 Derivative Transactions and Hedging. Section 4.20 of the Sabine Disclosure Letter contains a complete and correct list, as of the Original Execution Date, of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Sabine Entities) entered into by any of the Sabine Entities or for the account of any of their respective customers as of the Original Execution Date pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the Original Execution Date will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Sabine Entities. The Sabine Entities have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of Sabine Holdings, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

4.21 Brokers’ Fee. Except for the fees payable to Barclays Capital Inc. and Wells Fargo Securities, LLC which shall be paid by Sabine Holdings, no broker, investment banker or financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Sabine Party or AIV Holdings.

4.22 Transactions with Affiliates. Except for employment related agreements or practices, pursuant to the organization documents of Sabine, (i) the Sabine Entities are not, directly or indirectly, a party to, and have no continuing obligations under, any agreement (oral or written), arrangement or transaction with, or involving, or have made any commitment to, any Affiliate of the Sabine Entities (other than Sabine Holdings or any of its Subsidiaries) or any director or officer of the Sabine Entities with respect to which the Sabine Entities will have liability following the Closing Date, and (ii) no Affiliate of the Sabine Entities (other than Sabine Holdings or any of its Subsidiaries) or director or officer of the Sabine Entities currently has any interest in any asset, right or property (real or personal, tangible or intangible) used by the Sabine Entities or any Sabine Subsidiaries. No Affiliate of Sabine Holdings (other than any of the Sabine Entities) owns or holds any assets or rights constituting or relating to the Sabine Business.

4.23 Information Supplied. None of the information supplied or to be supplied by the Sabine Parties or AIV Holdings for inclusion or incorporation by reference in (a) the Proxy Statement will, at the time the Proxy Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (b) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Forest Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading.

4.24 Debt Financing.

(a) The Sabine Parties have delivered to Forest a true, complete and correct copy of the executed amended and restated commitment letter dated [            ], 2014 (the “Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to provide the debt amounts as set forth therein (the “Financing Commitments”). The Financing Commitments pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.” As of the date hereof, the Commitment Letter is in full force and effect and valid and binding, except as such enforcement may be limited by laws affecting the enforcement of creditors’ rights generally or by general equitable principles, and the Sabine Parties have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter on or before the date of this Agreement. As of the date hereof, except for the Financing Commitments and fee letters related to the Financing Commitments, redacted copies of which, in the case of the fee letters, have been provided to Forest (it being understood that such redactions shall be made in a manner satisfactory to the Financing Sources so long as they do not redact provisions, if any, that concern the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing), there are no other Contracts that would permit the parties to the Financing Commitments to reduce the amount of the Debt Financing or that otherwise affect the availability of the Debt Financing.

(b) Assuming the satisfaction of the conditions in Sections 7.1 and 7.2 and that the Debt Financing is funded in accordance with the terms of the Commitment Letters, the Debt Financing, when funded in accordance with the Commitment Letters, shall provide the Sabine Parties with cash proceeds sufficient to (i) refinance that certain Third Amended and Restated Credit Agreement, dated as of June 30, 2011, among Forest, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders and other parties thereto (as amended, supplemented or otherwise modified, the “Existing Forest Credit Agreement”), (ii) refinance the Notes in whole or in part including by consummating the Debt Offer (clauses (i) and (ii), together, the “Refinancing”) and (iii) pay any fees or expenses of or payable by the Sabine Parties in connection with the Refinancing and the Debt Financing.

(c) In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by the Sabine Parties, AIV Holdings or any Affiliate be a condition to the Sabine Parties’ or AIV Holdings’ obligations hereunder.

4.25 No Other Representations or Warranties. Each Sabine Party and AIV Holdings has undertaken such investigation as it deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Agreements to which it is a party. The foregoing investigation, however, does not modify the representations and warranties of Forest in the Transaction Agreements and such representations and warranties constitute the sole and exclusive representations and warranties of Forest to the Sabine Parties and AIV Holdings in connection with the transactions contemplated by this Agreement and the other Transaction Agreements. Except for the representations and warranties contained in the Transaction Agreements, neither the Sabine Parties, AIV Holdings nor any other Person makes any other express or implied representation or warranty, and Forest hereby disclaims any other representation or warranty, on behalf of or relating to Forest, any of its Affiliates, their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects.

ARTICLE V

CERTAIN PRE-CLOSING COVENANTS

5.1 Conduct of Business of Forest.

(a) Forest covenants and agrees as to itself and its Subsidiaries that, from the Original Execution Date and continuing until the earlier of the Effective Time and the termination of this Agreement, except as expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1(a) of the Forest Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Forest or any of its Subsidiaries, or to the extent Sabine Investor Holdings shall otherwise consent in writing, Forest shall conduct, and shall cause its Subsidiaries to:

(i) conduct their businesses in the ordinary course of business consistent with past practice;

(ii) use their respective reasonable best efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with them with respect thereto; and

(iii) use reasonable best efforts to maintain in full force without interruption their present insurance policies or comparable insurance coverage.

(b) Without limiting the generality of Section 5.1, and, except as expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1(b) of the Forest Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Forest or any of its Subsidiaries, or to the extent Sabine Investor Holdings shall otherwise consent in writing, from the Original Execution Date and continuing until the earlier of the Effective Time and the termination of this Agreement, Forest shall not, and shall not authorize or permit any of its Subsidiaries to:

(i) make any material change or amendment to its organizational documents;

(ii) make any acquisition of any other Person or business (whether by merger, business combination or otherwise), or purchase any securities or ownership interests or assets of, or make any investment in or make loans or capital contributions to, any Person in excess of $5,000,000 and other than (x) ordinary course overnight investments consistent with the cash management policies of Forest and purchases of Hydrocarbon inventory in the ordinary course of business and (y) loans or advances by any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture) to Forest or a wholly owned Subsidiary or any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture);

(iii) other than as set forth in the 2014 capital budget, make any capital expenditures in excess of $10,000,000 in the aggregate or as required on an emergency basis or for the safety of individuals or the environment;

(iv) make, change or revoke any material Tax election, adopt any material method of Tax accounting that is not consistent with past practice, change any material method of Tax accounting, settle or compromise any material Tax proceeding or assessment in excess of amounts accrued therefor in Forest’s financial statements included in the Forest SEC Documents, amend any material Tax Return, take any material position on a material Tax Return that is inconsistent with a material position taken on a material Tax Return that was previously filed, enter into any “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) relating to a material amount of Taxes with any Governmental Entity, or apply for any material ruling or material benefit with respect to Taxes with any Governmental Entity (it being agreed and understood that this clause (iv) and clause (xix) of this Section 5.1(b) shall be the only covenants regarding Tax compliance matters in this Section 5.1(b));

(v) except as required under its organizational documents, declare or pay any dividends or other distribution in respect of any of its capital stock or other equity securities except (A) the declaration and payment of cash dividends or distributions from any direct or indirect wholly owned Subsidiary or any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture) of Forest to Forest or a wholly owned Subsidiary or any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture) of Forest and (B) the rights issued pursuant to the Rights Plan in accordance with Section 6.19;

(vi) split, combine or reclassify any shares of its capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or equity securities, except (A) for any such transaction by a direct or indirect wholly owned Subsidiary of Forest that remains a direct or indirect wholly owned Subsidiary of Forest or any of its Subsidiaries after consummation of such transaction, (B) the rights issued pursuant to the Rights Plan in accordance with Section 6.19 and Forest Junior Preferred Stock related thereto and (C) the Forest Senior Preferred Stock to be issued as the Sabine Contribution Consideration;

(vii) repurchase, redeem or otherwise acquire any of its capital stock or other equity securities or any securities convertible into or exercisable for any capital stock or equity securities;

(viii) issue, deliver, sell, pledge or dispose of, or authorize the issuance, delivery, sale, pledge or disposition of, any (A) capital stock or equity securities of any class, except for shares of Forest Common Stock issued pursuant to the exercise or settlement of outstanding awards under the Forest Benefit Plans outstanding as of May 2, 2014 and described in Section 3.5(a), (B) debt securities having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote or (C) securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such securities, other than issuances by a direct or indirect wholly owned Subsidiary of Forest of capital stock or equity securities to such Person’s parent or any other direct or indirect wholly owned Subsidiary of Forest;

(ix) sell assets (including any Equity Interests in any other Person), other than (A) sales of Hydrocarbons and inventory in the ordinary course of business by the Sabine Entities, (B) sales of assets to third parties for a purchase price that does not exceed $10,000,000 in the aggregate and (C) sales of assets by any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture) to Forest or a wholly owned Subsidiary or any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture);

(x) create, incur, guarantee or assume any Indebtedness other than (A) Indebtedness incurred as a result of borrowings under the Existing Forest Credit Agreement and (B) other Indebtedness of less than $10,000,000 in the aggregate; provided that the foregoing shall not prohibit any Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture) from guaranteeing Indebtedness of Forest or any other Restricted Subsidiary (as defined in the Existing Forest Credit Agreement and each Indenture);

(xi) (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements assess damages in excess of $2,000,000 individually and $8,000,000 in the aggregate (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), reserved against in the Forest Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief where such settlements would or would reasonably be expected to materially impair the business of Forest and its Subsidiaries, taken as a whole;

(xii) take any action with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up;

(xiii) change or modify any accounting policies, except as required by applicable regulatory authorities or independent accountants;

(xiv) except as required pursuant to the terms and conditions of a Forest Benefit Plan as in effect on the Original Execution Date (A) increase the salary, bonus or other compensation (including incentive compensation) payable to any employee, other than increases in annual base salaries or wage rates in the ordinary course of business consistent with past practice that do not exceed 10% for an individual or 5% in the aggregate, or (B) adopt or make any amendment to any Forest Benefit Plan, other than amendments to any Forest Benefit Plans that are defined contribution or welfare plans that do not materially increase the cost to the Forest Entities of maintaining such plans;

(xv) recognize any union or establish, negotiate or become obligated under any collective bargaining agreement or other contract with any labor union;

(xvi) other than in the ordinary course of business consistent with past practice, (A) hire any new employee having an annual base salary in excess of $200,000 or (B) terminate, other than for cause, the employment of any employee having an annual base salary in excess of $200,000;

(xvii) (A) modify, make any material amendment to or voluntarily terminate, prior to the expiration date thereof, any Forest Material Contracts; (B) enter into a contract after the Original Execution Date that would be a Forest Material Contract if entered into prior to the Original Execution Date; or (C) waive any default by, or release, settle or compromise any claim against, any other party to a Forest Material Contract; except, in the case of each of clauses (A), (B) and (C), in the ordinary course or business;

(xviii) take any action that would result in any Person other than a direct or indirect wholly owned Subsidiary of Forest being a Restricted Subsidiary (as defined in the Existing Forest Credit Agreement or any Indenture); or

(xix) agree, or commit to take any of the actions described above.

5.2 Conduct of Business by the Sabine Entities.

(a) Sabine Investor Holdings, AIV Holdings and Sabine Holdings covenant and agree as to each Sabine Entity that, from the Original Execution Date and continuing until the earlier of the Effective Time and the termination of this Agreement, except as expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.2(a) of the Sabine Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Sabine Holdings or any of its Subsidiaries, or to the extent Forest shall otherwise consent in writing, Sabine Investor Holdings, AIV Holdings and Sabine Holdings shall cause each Sabine Entity to:

(i) conduct their respective businesses in the ordinary course of business consistent with past practice;

(ii) use their respective reasonable best efforts to preserve intact their goodwill and relationships with customers, suppliers and others having business dealings with their respective businesses with respect thereto; and

(iii) use reasonable best efforts to maintain in full force without interruption the present insurance policies or comparable insurance coverage of the Sabine Entities.

(b) Without limiting the generality of Section 5.2, and, except as expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.2(b) of the Sabine Disclosure Letter, as required by Law or the regulations or requirements of any stock exchange or regulatory organization applicable to any of the Sabine Entities, or to the extent Forest shall otherwise consent in writing, from the Original Execution Date and continuing until the earlier of the Effective Time and the termination of this Agreement, Sabine Investor Holdings, AIV Holdings, and Sabine Holdings shall not authorize or permit any Sabine Entity to:

(i) make any change or amendment to its organizational documents that would reasonably be expected to prevent, materially impede or materially delay the Transactions;

(ii) make any acquisition of any other Person or business (whether by merger, business combination or otherwise), or purchase any securities or ownership interests of, or make any investment in or make loans or capital contributions to, any Person in excess of $50,000,000 and other than ordinary course overnight investments consistent with the cash management policies of the Sabine Entities;

(iii) other than as set forth in the 2014 capital budget, make any capital expenditures in excess of $40,000,000 in the aggregate or as required on an emergency basis or for the safety of individuals or the environment;

(iv) make, change or revoke any material Tax election, adopt any material method of Tax accounting that is not consistent with past practice, change any material method of Tax accounting, settle or compromise any material Tax proceeding or assessment in excess of amounts accrued therefor in the Sabine Financial Statements, amend any material Tax Return, take any material position on a material Tax Return that is inconsistent with a material position taken on a material Tax Return that was previously filed, enter into any “closing agreement” pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) relating to a material amount of Taxes with any Governmental Entity, or apply for any material ruling or material benefit with respect to Taxes with any Governmental Entity (it being agreed and understood that this clause (iv) and clause (xv) of this Section 5.2(b) shall be the only covenants regarding Tax compliance matters in this Section 5.2(b));

(v) declare or pay any dividends or other distribution in respect of any of its capital stock or other equity securities except (i) the declaration and payment of cash dividends or distributions from any direct or indirect wholly owned Subsidiary of Sabine Holdings to Sabine Holdings or a wholly owned Subsidiary of Sabine Holdings that will be directly or indirectly contributed to Forest in the Contribution and (ii) as required under Section 7.1 of the Third Amended and Restated Operating Agreement of Sabine Holdings, dated as of May 5, 2014;

(vi) split, combine or reclassify any shares of its capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, its capital stock or equity securities, except for any such transaction by a direct or indirect wholly owned Subsidiary of Sabine Holdings that remains a direct or indirect wholly owned Subsidiary of Sabine Holdings or any of its Subsidiaries after consummation of such transaction;

(vii) repurchase, redeem or otherwise acquire any of its capital stock or other equity securities or any securities convertible into or exercisable for any capital stock or other equity securities;

(viii) issue, deliver, sell, pledge or dispose of, or authorize the issuance, delivery, sale, pledge or disposition of, any (A) capital stock or equity securities of any class, (B) debt securities having the right to vote on any matters on which holders of capital stock or members or partners of the same issuer may vote or (C) securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such securities, other than issuances by a direct or indirect wholly owned Subsidiary of Sabine Holdings of capital stock or equity securities to such Person’s parent or any other direct or indirect wholly owned Subsidiary of Sabine Holdings; or sell, pledge or dispose of any equity interests in (or other interest that is convertible or exchangeable into any equity interest in) Sabine Holdings or any of its Subsidiaries;

(ix) sell any assets (including any Equity Interests in any other Person), other than (A) sales of Hydrocarbons and inventory in the ordinary course of business by the Sabine Entities and (B) sales of assets to third parties for a purchase price that does not exceed $50,000,000 in the aggregate;

(x) create, incur, guarantee or assume any Indebtedness other than (A) Indebtedness incurred as a result of borrowings under the Sabine Revolving Credit Agreement and (B) other Indebtedness of less than $10,000,000 in the aggregate;

(xi) (A) settle any claims, demands, lawsuits or state or federal regulatory proceedings for damages to the extent such settlements assess damages in excess of $20,000,000 in the aggregate (other than any claims, demands, lawsuits or proceedings to the extent insured (net of deductibles), reserved against in the Sabine Financial Statements or covered by an indemnity obligation not subject to dispute or adjustment from a solvent indemnitor) or (B) settle any claims, demands, lawsuits or state or federal regulatory proceedings seeking an injunction or other equitable relief where such settlements would have or would reasonably be expected to materially impair the Sabine Entities, taken as a whole;

(xii) take any action with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization, or other winding up;

(xiii) change or modify any accounting policies, except as required by applicable regulatory authorities or independent accountants;

(xiv) (A) modify, make any material amendment to or voluntarily terminate, prior to the expiration date thereof, any Sabine Material Contracts; (B) enter into a contract after the Original Execution Date that would be a Sabine Material Contract if entered into prior to the Original Execution Date; or (C) waive any default by, or release, settle or compromise any claim against, any other party to a Sabine Material Contract; except, in the case of each of clauses (A), (B) and (C), in the ordinary course of business; or

(xv) agree, or commit to take any of the actions described above.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Preparation of Proxy Statement.

(a) Promptly following the Amended Execution Date, Sabine Investor Holdings, AIV Holdings, and Forest shall cooperate in preparing, and Forest shall file with the SEC, a proxy statement (together with any amendments thereof or supplements thereto, the “Proxy Statement”) in order to seek the Forest Stockholder Approval, the Authorized Share Amendment Approval, the Name Change Amendment Approval and, subject to the Forest Board approving the Forest Oil Corporation 2014 Long Term Incentive Plan (the “2014 LTIP”) (which shall be considered in good faith by the Forest Board as promptly as practicable following the mutual agreement of Forest and Sabine Investor Holdings on the definitive form thereof), the LTIP Proposal Approvals. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Each of Sabine Investor Holdings, AIV Holdings and Forest will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as is practicable after filing, and each of Sabine Investor Holdings, AIV Holdings and Forest shall use its respective reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Forest Common Stock as promptly as practicable after the Proxy Statement shall have been cleared by the SEC. No amendment or supplement to the Proxy Statement shall be filed without the approval of Sabine Investor Holdings or AIV Holdings (such approval not to be unreasonably withheld, conditioned or delayed) if such amendment or supplement relates to information in such document relating to any Sabine Party, AIV Holdings or their Affiliates or their business, financial condition or results of operations.

(b) Sabine Investor Holdings, AIV Holdings and Forest each agrees, as to itself and its Subsidiaries, to use reasonable best efforts so that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Forest Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statement was made, not misleading.

(c) If at any time prior to the Effective Time, any party discovers any information relating to Sabine Holdings or Forest, or any of their respective Affiliates, directors or officers that should be set forth in an amendment or supplement to the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information the parties shall promptly file with the SEC and, to the extent required by Law, disseminate such information to the stockholders of Forest.

(d) The parties shall notify each other promptly of the receipt of any correspondence, communications or comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply each other with (i) copies of all correspondence and a description of all material oral discussions between it or any of its respective Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the Transactions and (ii) copies of all orders of the SEC relating to the Proxy Statement.

6.2 Stockholders Meeting; Recommendations. Forest shall take, in accordance with the rules and regulations of the New York Stock Exchange (the “NYSE”), the NYBCL and the Forest Organizational Documents, all actions reasonably necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Forest Stockholder Meeting”) as soon as reasonably practicable after the date on which the SEC confirms it has no further comments on the Proxy Statement for the purpose of securing the Forest Stockholder Approval, the Authorized Share Amendment Approval, the Name Change Amendment Approval and, subject to the Forest Board approving the 2014 LTIP and resolving to recommend that the holders of Forest Common Stock vote to approve the LTIP Proposals (which resolution shall, if the Forest Board approves the 2014 LTIP, be considered in good faith by the Forest Board as promptly as practicable following such approval), the LTIP Proposal Approvals. The Proxy Statement shall (i) state that the Forest Board has (A) approved this Agreement and the transactions contemplated hereby; (B) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Forest and its stockholders; and (C) include the recommendation of the Forest Board that the holders of Forest Common Stock approve the issuance of the Sabine Contribution Consideration, the Authorized Share Amendment and the Name Change Amendment (such recommendations described in clause (C), the “Forest Recommendation”) (except, in the case of clauses (B) and (C), to the extent that Forest effects a Forest Recommendation Change in accordance with Section 6.4); and (ii) subject to the consent of the Forest Financial Advisor, include the written opinion of the Forest Financial Advisor, that, as of the Original Execution Date and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio (as defined in the Original Merger Agreement) is fair, from a financial point of view, to the holders of Forest Common Stock. Unless there has been a Forest Recommendation Change in accordance with Section 6.4, Forest shall use its reasonable best efforts to solicit from stockholders of Forest votes in favor of the Forest Stockholder Approval, the Authorized Share Amendment Approval and the Name Change Approval. The Forest Board shall not effect a Forest Recommendation Change, except pursuant to and solely as permitted by Section 6.4. Notwithstanding any Forest Recommendation Change, unless this Agreement has been terminated pursuant to the terms hereof, this Agreement, the Authorized Share Amendment, the Name Change Amendment and, subject to the Forest Board approving the 2014 LTIP and resolving to recommend that the holders of Forest Common Stock vote to approve the LTIP Proposals, the LTIP Proposals shall be submitted to the stockholders of Forest at the Forest Stockholder Meeting and nothing contained herein shall be deemed to relieve Forest of such obligation. In addition to the foregoing, Forest shall not submit to the vote of its stockholders any Acquisition Proposal other than the Transactions. Notwithstanding anything to the contrary contained in this Agreement, Forest may adjourn or postpone the meeting of Forest’s stockholders to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to Forest’s stockholders or, if as of the time for which the meeting of Forest’s stockholders is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Forest Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting; provided, however, that no adjournment may be to a date on or after three (3) Business Days prior to the End Date.

6.3 Access to Information; Confidentiality.

(a) Subject to applicable Law, Forest will provide and will cause Forest’s Subsidiaries and its and their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to provide Sabine Investor Holdings and its authorized Representatives, during normal business hours and upon reasonable advance notice, such reasonable access to the offices, employees, customers, suppliers, properties, books and records of Forest Entities (so long as such access does not unreasonably interfere with the operations of Forest or the Forest Entities) as Sabine Investor Holdings may reasonably request. Subject to applicable Law, Sabine Investor Holdings and AIV Holdings will provide and will cause Sabine Investor Holdings’ and AIV Holdings’ Subsidiaries and its and their respective Representatives to provide Forest and its authorized Representatives, during normal business hours and upon reasonable advance notice, such reasonable access to the offices, employees, properties, books and records of the Sabine Entities (so long as such access does not unreasonably interfere with the operations of Sabine Investor Holdings or the Sabine Entities) as Forest may reasonably request. No party shall have access to personnel records of the other party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in such other party’s good faith opinion the disclosure of which could subject such other party or any of its Subsidiaries to risk of liability. No party shall be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the other party or its Subsidiaries without the prior written consent of such other party, which may be granted or withheld in such other party’s sole discretion.

(b) With respect to any information disclosed pursuant to this Section 6.3, each of Sabine Investor Holdings, AIV Holdings and Forest shall comply with, and shall cause each of its Subsidiaries and their respective Representatives to comply with, all of its obligations under the confidentiality agreement, dated January 17, 2014, previously executed by Sabine O&G and Forest (the “Confidentiality Agreement”). No party shall be required to provide access to or disclose any information where such access or disclosure would jeopardize any attorney-client privilege of such party or any Subsidiary of such party or contravene any Contract, Law or order (it being agreed that the parties shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

6.4 No Solicitation.

(a) Except as expressly permitted by this Section 6.4, Forest shall, and shall cause each of its Subsidiaries and its and their respective directors and officers and shall use reasonable best efforts to cause its and their Representatives to, (i) immediately cease and terminate any solicitation, encouragement, knowing facilitation, discussions, negotiations or other similar activities with any Persons other than Sabine Investor Holdings and its Affiliates and its and their Representatives that may be ongoing with respect to, or that may reasonably be expected to lead to, an Acquisition Proposal; and (ii) immediately revoke or withdraw access of any Person other than Sabine Investor Holdings and its Affiliates and its and their Representatives to any data room (virtual or actual) containing any non-public information with respect to Forest or its Subsidiaries previously furnished with respect to any Acquisition Proposal and request or require (to the fullest extent permitted under any confidentiality agreement or similar agreement with such Person) such Person to promptly return or destroy, as elected by Forest, all confidential information concerning Forest and its Subsidiaries.

(b) Except as expressly permitted by this Section 6.4, Forest shall not, and shall cause each of its Subsidiaries and its and their respective directors and officers not to, and shall use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly (i) solicit, initiate (including by way of furnishing information), knowingly encourage, or knowingly facilitate any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) conduct or engage in any discussions or negotiations with, disclose any non-public information or non-public data relating to Forest or any of its Subsidiaries to, or afford access to the business, properties, assets, books or records of Forest or any of its Subsidiaries to, or assist, facilitate or cooperate with any effort by any third party with respect to any Acquisition Proposal, or (iii) enter into any agreement, including any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Acquisition Proposal (each, a “Alternative Acquisition Agreement”) (other than an Acceptable Confidentiality Agreement in circumstances contemplated in Section 6.4(c)).

(c) The foregoing clauses (a) and (b) of this Section 6.4 notwithstanding, Forest either directly or through its Representatives may take the actions described in Section 6.4(b)(ii) with respect to a third party prior to but not after, the receipt of the Forest Stockholder Approval and the Authorized Share Amendment Approval, if (i) Forest receives after the Original Execution Date a bona fide, written Acquisition Proposal from such third party that did not result from, or was not otherwise facilitated by, any breach of this Section 6.4 and (ii) before taking any such actions, the Forest Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal; provided, however, that (1) Forest shall not deliver any non-public information or non-public data to such third party or afford such third party any access prior to entering into an Acceptable Confidentiality Agreement with such third party and (2) Forest shall, as promptly as practicable (and in any event within twenty-four (24) hours), provide to Sabine Investor Holdings a copy of such executed Acceptable Confidentiality Agreement. Nothing in this Section 6.4 shall prohibit Forest, or the Forest Board, directly or indirectly through any officer, employee or Representative informing any Person that Forest is party to this Agreement and informing such Person of the provisions of this Section 6.4. Forest agrees that it shall substantially concurrently with delivery to any third party provide to Sabine Investor Holdings any information concerning Forest or its Subsidiaries that is provided to any third party in connection with any Acquisition Proposal which information was not previously provided to Sabine Investor Holdings.

(d) Forest shall, as promptly as practicable (and in any event within twenty-four (24) hours after receipt), advise Sabine Investor Holdings orally and in writing of any request for information or any Acquisition Proposal received by Forest, any of its Subsidiaries or any of its or their Representatives from any Person, or any inquiry with respect to any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, and Forest shall, as promptly as practicable (and in any event within twenty-four (24) hours after receipt), provide to Sabine Investor Holdings copies of any written Acquisition Proposal, and the identity of the Person making any such request, Acquisition Proposal or inquiry. Forest shall keep Sabine Investor Holdings informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably current basis (and in any event within twenty-four (24) hours). Forest agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the Original Execution Date that prohibits Forest from providing such information to Sabine Investor Holdings in accordance with this Section 6.4(d).

(e) Except as expressly permitted by this Section 6.4, neither the Forest Board nor any committee thereof will (i) qualify, withhold, withdraw or modify in any manner adverse to Sabine Investor Holdings (or publicly propose to do so) the Forest Recommendation; (ii) fail to include the Forest Recommendation in the Proxy Statement; (iii) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Forest Common Stock within ten (10) Business Days after commencement of any such offer; or (iv) adopt, approve or recommend, or publicly propose to approve or recommend an Acquisition Proposal (actions described in subclauses (i) through (iv), being referred to as a “Forest Recommendation Change”).

(f) Notwithstanding anything to the contrary in Section 6.4(e), prior to, but not after, receipt of the Forest Stockholder Approval and the Authorized Share Amendment Approval, the Forest Board may make a Forest Recommendation Change and/or terminate this Agreement pursuant to Section 8.1(g) in the case of an Acquisition Proposal that has not been withdrawn and did not result from a breach of this Section 6.4, if prior to taking such action, the Forest Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal. The Forest Board shall not make a Forest Recommendation Change pursuant to this Section 6.4(f) and/or terminate this Agreement pursuant to Section 8.1(g) unless prior to taking such action (i) Forest has given Sabine Investor Holdings at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the Person making such Superior Proposal)) and has contemporaneously provided to Sabine Investor Holdings a copy of any proposed transaction agreements with the Person making such Superior Proposal, (ii) Forest has negotiated, and has caused its Representatives to negotiate, in good faith with Sabine Investor Holdings (in each case, if Sabine Investor Holdings seeks to negotiate with Forest) during such notice period to enable Sabine Investor Holdings to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (iii) following the end of such notice period, the Forest Board shall have considered in good faith any changes to this Agreement proposed in writing by Sabine Investor Holdings, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that notwithstanding such proposed changes, the third party proposal remains a Superior Proposal, and (iv) Forest has complied in all material respects with its obligations under this Section 6.4. Any amendment to the financial terms or other material terms of a Superior Proposal after delivery of a notice in respect of such Superior Proposal shall require delivery of another notice and shall commence a new three (3) Business Day notice period in respect of such Superior Proposal pursuant to this Section 6.4(f) shall commence. No Forest Recommendation Change shall change the approval of this Agreement for purposes of Section 902 of the NYBCL, and in no event shall Forest or the Forest Board be permitted to rescind or amend the resolutions approving this Agreement as in effect on the Original Execution Date. No Forest Recommendation Change shall have the effect of causing any state (including New York) corporate Takeover Law or other similar statute to be applicable to the transactions contemplated by this Agreement (including the Transactions).

(g) Notwithstanding anything to the contrary in Section 6.4(e), prior to, but not after, receipt of the Forest Stockholder Approval and the Authorized Share Amendment Approval, the Forest Board may make a Forest Recommendation Change in response to a Forest Intervening Event if the Forest Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Forest Board to effect a Forest Recommendation Change would be inconsistent with the fiduciary duties of the directors of Forest under applicable Law. The Forest Board shall not make a Forest Recommendation Change pursuant to this Section 6.4(g) unless prior to taking such action (i) Forest has given Sabine Investor Holdings at least three (3) Business Days’ prior written notice of its intention to take such action (which notice shall specify the reasons therefor), (ii) Forest has negotiated, and has caused its Representatives to negotiate, in good faith with Sabine Investor Holdings (in each case, if Sabine Investor Holdings seeks to negotiate with Forest) during such notice period to enable Sabine Investor Holdings to revise the terms of this Agreement such that a failure of the Forest Board to effect a Forest Recommendation Change in response to such Forest Intervening Event would not be inconsistent with the fiduciary duties of the directors of Forest under applicable Law and (iii) following the end of such notice period, the Forest Board shall have considered in good faith any changes to this Agreement proposed in writing by Sabine Investor Holdings, and shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that notwithstanding such proposed changes, the failure of the Forest Board to effect a Forest Recommendation Change in response to a Forest Intervening Event would be inconsistent with the fiduciary duties of the directors of Forest under applicable Law.

(h) Nothing in this Agreement shall prohibit the Forest Board from complying with its disclosure obligations under U.S. federal or state Law, including (i) taking and disclosing to Forest stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 under the Exchange Act, or (ii) making any “stop-look-and-listen” communication to the Forest stockholders pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that in no event shall any such requirement affect, eliminate or modify the obligations of Forest under, or the effect of any such actions under, this Section 6.4 with respect to a Forest Recommendation Change.

(i) Forest acknowledges and agrees that any violation of the restrictions set forth in this Section 6.4 by any Representative of Forest or its Subsidiaries shall be deemed to be a breach of this Section 6.4 by Forest.

(j) Definitions of Acquisition Proposal and Superior Proposal. For purposes of this Agreement:

“Acquisition Proposal” means any offer, proposal, or indication of interest relating to any transaction or series of related transactions (other than the transactions contemplated by this Agreement) from any third party involving: (A) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Forest or any of its Subsidiaries whose assets, taken together, constitute fifteen percent (15%) or more of Forest’s consolidated assets based on fair market value, (B) any purchase (including any lease, long term supply agreement, mortgage, pledge or other arrangement having similar economic effect), directly or indirectly, in any manner of any business or assets (including equity securities or other interest in one or more Subsidiaries) that constitute fifteen percent (15%) or more of the consolidated assets of Forest or that generate fifteen percent (15%) or more of Forest’s consolidated revenues, or (C) the acquisition, directly or indirectly, of beneficial ownership or control of any securities of Forest after which any person or group would own securities representing fifteen percent (15%) or more of the total voting power of any class of Forest’s securities (or that are exchangeable for or convertible into voting securities having such voting power).

“Superior Proposal” means a bona fide written Acquisition Proposal, on its most recently amended or modified terms, if amended or modified (except that references in the definition of “Acquisition Proposal” to “15%” shall be replaced by “50%”) made by a third party, that the Forest Board determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) would be, if consummated, more favorable to Forest’s stockholders than the Transactions (taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Sabine Investor Holdings in response to such offer or otherwise)) and relevant terms, timing, conditions, and legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal and the conditions for completion of such proposal and (ii) if accepted, is reasonably likely to be consummated.

6.5 Efforts to Consummate; Notification.

(a) Subject to the terms and conditions of this Agreement, each of Sabine Investor Holdings, AIV Holdings and Forest will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions and the other transactions contemplated by this Agreement including using reasonable best efforts to (i) cause the conditions precedent set forth in Article VII to be satisfied, (ii) obtain all necessary waivers, consents, approvals, permits, orders or authorizations (including the expiration or termination of any waiting periods) from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and take all steps as may be necessary to avoid, or to have terminated, if begun, any Proceeding by any Governmental Entity by the End Date, (iii) obtain all necessary waivers, consents, approvals, permits, orders or authorizations from third parties, (iv) defend any investigations or Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to avoid the entry of, or to have reversed, terminated, lifted or vacated, any stay, temporary restraining order or other injunctive relief or order entered by any Governmental Entity that could prevent or delay the Transactions or the consummation of the transactions contemplated hereby and (v) execute and deliver additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, Sabine Investor Holdings, AIV Holdings and Forest agree not to extend any waiting period under HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party not to be unreasonably withheld or delayed.

(b) In furtherance and not in limitation of the foregoing, Sabine Investor Holdings, AIV Holdings and, where applicable, Forest shall (i) make or cause to be made the registrations, declarations and filings required of such party under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable and advisable after the Original Execution Date and in no event later than fifteen (15) Business Days from the execution of this Agreement, (ii) furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (“FTC”) or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions, (iv) promptly notify the other party of any material communication between that party and the FTC, the DOJ, or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the application of an Regulatory Law to any of the transactions contemplated hereby (including any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, Permits, orders or authorizations (including the expiration or termination of any waiting periods), or any agreement regarding the timing of consummation of the

Transactions), (v) discuss with and permit the other party (and its counsel) to review in advance, and consider in good faith the other party’s reasonable comments in connection with, any proposed filing or communication to the FTC, the DOJ, or any other Governmental Entity or, in connection with any proceeding by a private party to any other Person, relating to any Regulatory Law or any investigation or other Proceeding pursuant to any Regulatory Law in connection with the Transactions or the other transactions contemplated by this Agreement, (vi) not participate or agree to participate in any substantive meeting, telephone call or discussion (including any meeting, telephone call or discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, Permits, orders or authorizations (including the expiration or termination of any waiting periods), and any agreement regarding the timing of consummation of the Transactions) with the FTC, the DOJ or any other Governmental Entity in respect of any filings, investigation or inquiry relating to any Regulatory Law or any investigation or other Proceeding pursuant to any Regulatory Law in connection with this Agreement or the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion, (vii) furnish the other party promptly with copies of all correspondence, filings and communications relating to any Regulatory Law or any investigation or other Proceeding pursuant to any Regulatory Law between them and their Affiliates and their respective Representatives on the one hand, and the FTC, the DOJ or any other Governmental Entity or members of their respective staffs on the other hand, with respect to this Agreement and the Transactions, and (viii) act in good faith and use reasonable best efforts to cooperate with the other party in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under the HSR Act or any other Regulatory Law with respect to any such registration, declaration and filing or any such transaction. Sabine Investor Holdings, AIV Holdings and Forest may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.5(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Sabine Investor Holdings, AIV Holdings or Forest, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 6.5(b), materials provided to the other party or its outside counsel may be redacted to remove references concerning the valuation of Forest and its Subsidiaries or Sabine Holdings and its Subsidiaries or as necessary to address reasonable privilege concerns.

(c) In furtherance of and not in limitation of the foregoing, Sabine Investor Holdings and AIV Holdings shall, to the extent necessary to obtain expiration of the waiting period under the HSR Act, agree to or take any action that would result in making proposals, offering remedies, commitments or undertakings, executing or carrying out agreements (including consent decrees) or submitting to Laws or orders (i) providing for the license, sale, divestiture or other disposition or holding separate (through the establishment of trust or otherwise) of any capital stock or other Equity Interests of a Subsidiary of Forest or Sabine Investor Holdings or AIV Holdings, business, assets, categories of assets, or products of Sabine Investor Holdings or AIV Holdings, Forest or their respective Subsidiaries or the holding separate of the capital stock or other Equity Interests of a Subsidiary of Forest or Sabine Investor

Holdings or AIV Holdings or (ii) otherwise imposing or seeking to impose any limitation on Sabine Investor Holdings, AIV Holdings, Forest or any of their respective Subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, assets, categories of assets, or products of Sabine Investor Holdings, AIV Holdings, Forest or any of their respective Subsidiaries (any matter referenced in the foregoing clause (i) or (ii) being a “Regulatory Divestiture”). Sabine Investor Holdings or AIV Holdings may condition any Regulatory Divestiture on the consummation of the Transactions. Notwithstanding anything in this Agreement to the contrary, in no event will Sabine Investor Holdings or AIV Holdings be obligated to make or agree to make any Regulatory Divestiture that would reasonably be expected individually or in the aggregate to be material to Forest and its Subsidiaries, taken as a whole, after consummation of the transactions contemplated by this Agreement. Forest agrees that it (A) shall not publicly, or before any Governmental Entity or third party, offer, suggest, propose or negotiate, and shall not commit to, or enter into, consent to or acquiesce to any Regulatory Divestiture without the prior written consent of Sabine Investor Holdings and AIV Holdings and (B) shall commit to, enter into, consent to or acquiesce to any Regulatory Divestitures as directed by Sabine Investor Holdings and AIV Holdings, provided that Regulatory Divestitures are conditioned on the consummation of the transactions contemplated under this Agreement.

6.6 Certain Notices. From and after the Original Execution Date until the earlier to occur of (a) the Closing Date and (b) the termination of this Agreement pursuant to Section 8.1, each of Sabine Investor Holdings, AIV Holdings and Forest shall promptly notify the other of the occurrence, or non-occurrence, of any Event, to the extent known by such party that would be likely to cause any condition to the obligations of the other party to effect the Transactions and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not cure the inaccuracy of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice. From and after the Original Execution Date, Forest shall keep Sabine Investor Holdings reasonably informed regarding its communications with any Forest shareholder with respect to the applicability of clause (v) of the definition of “Acquiring Person” set forth in the Rights Plan to any such shareholder, including by promptly, and in any event within 24 hours of receipt thereof, providing Sabine Investor Holdings with (i) a copy of any certification received by Forest in the form set forth in Exhibit D to the Rights Plan, and (ii) copies of any written communications and summaries of any oral communications with shareholders with respect to the continuing accuracy of the certifications contained therein

6.7 Public Announcements. The initial press release with respect to the amendment and restatement of this Agreement shall be a release mutually agreed upon by Sabine Investor Holdings, AIV Holdings and Forest. Thereafter, Sabine Investor Holdings and AIV Holdings on the one hand, and Forest, on the other hand, shall consult with and obtain the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed) before issuing any other press release or other public statements with respect to the Transactions or this Agreement, to the extent they have not been previously issued or disclosed and shall not issue any such other press release prior to such consultation, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement.

6.8 Indemnification of Directors and Officers.

(a) From and after the Effective Time, Forest shall indemnify and hold harmless (and advance funds in respect of each of the foregoing), in the same manner as provided by Forest immediately prior to the Original Execution Date, each present and former director, officer and employee of Forest and its Subsidiaries (in all of their capacities (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Indemnified Party is or was a director, officer or employee of Forest or any of its Subsidiaries whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions by directors or officers of Forest or its Subsidiaries in their capacities as such arising in connection with the transactions contemplated by this Agreement), and shall provide advancement of expenses to the Indemnified Parties, in all such cases to the same extent that such persons are indemnified or have the right to advancement of expenses as of the Original Execution Date by Forest pursuant to Forest’s certificate of incorporation, bylaws and indemnification agreements, if any, or by any one of Forest’s Subsidiaries pursuant to such Subsidiary’s organizational documents and indemnification agreements of any Subsidiary of Forest, if any, in existence on the Original Execution Date.

(b) Forest agrees that, until the six year anniversary date of the Effective Time, Forest’s Organizational Documents shall contain provisions no less favorable with respect to indemnification of the current and former directors and officers of Forest than are currently provided in Forest’s Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the expiration of the statutes of limitations applicable to such matters or unless such amendment, modification or repeal is required by applicable Law.

(c) For six (6) years after the Effective Time, Forest shall maintain in effect for the benefit of the Indemnified Parties an insurance and indemnification policy with an insurer with the same or better credit rating as the current carrier for Forest that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such person covered by the officers’ and directors’ liability insurance policy of Forest on terms with respect to coverage and in amounts no less favorable in the aggregate than those of Forest’s directors’ and officers’ insurance policy in effect on the Original Execution Date; provided, however, that Forest shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by Forest for such coverage; and provided, further, however, that if any annual premium for such insurance coverage exceeds 300% of such annual premium, Forest shall obtain as much coverage as reasonably practicable for a cost not exceeding such amount. Forest’s obligations under this Section 6.8(b) may be satisfied by Forest, or, with the approval (such approval not to be unreasonably withheld) of Sabine Investor Holdings, Forest, purchasing a “tail” policy from an insurer with substantially the same or better credit rating as the current carrier for Forest’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers each person covered by Forest’s directors’ and officers’ insurance policy in effect on the Original Execution Date or at the Effective Time for actions and omissions occurring prior to the Effective Time, and (iii) contains terms that are no less favorable in the aggregate than those of Forest’s directors’ and officers’ insurance policy in effect on the Original Execution Date. If such “tail” policy has been obtained by Forest prior to the Effective Time, Forest shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by Forest.

(d) The provisions of this Section 6.8 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Forest shall pay all reasonable out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity obligations provided in this Section 6.8 unless it is ultimately determined that such Indemnified Party is not entitled to such indemnity.

(e) If Forest, or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Forest honor the indemnification obligations set forth in this Section 6.8.

6.9 Employee Benefits.

(a) For a period of at least one year following the Closing Date (the “Benefits Continuation Period”), Forest shall maintain or cause to be maintained annual base salaries and incentive compensation opportunities for the benefit of each employee who is not a Key Employee but who is actively employed by the Forest Entities on the Closing Date and who remain employed by one of the Forest Entities after the Closing Date (each, an “Employee”) which are, in each case, no less favorable than those provided to the applicable Employee as of immediately prior to the Closing Date. Forest shall also maintain or cause to be maintained for each Employee for the duration of the Benefits Continuation Period other employee benefits (excluding defined benefit, retiree health and equity-based compensation arrangements) that are no less favorable in the aggregate than the employee benefits (excluding defined benefit, retiree health and equity-based compensation arrangements) made available to similarly situated employees of the Sabine Parties immediately prior to the Closing Date.

(b) During the Benefits Continuation Period, Forest shall maintain or cause to be maintained annual base salaries for the benefit of each Key Employee who is actively employed by the Forest Entities on the Closing Date and who remains employed by one of the Forest Entities after the Closing Date (each, a “Covered Key Employee”) which in each case is no less favorable than the annual base salary provided to the applicable Covered Key Employee as of immediately prior to the Closing Date. Forest shall also maintain or cause to be maintained for each Covered Key Employee for the duration of the Benefits Continuation Period incentive bonus opportunities and other employee benefits (excluding defined benefit, retiree health and equity-based compensation arrangements) that are no less favorable in the aggregate than the incentive bonus opportunities and employee benefits (excluding defined benefit, retiree health and equity-based compensation arrangements) made available to similarly situated employees of the Sabine Parties immediately prior to the Closing Date.

(c) Forest shall provide or cause to be provided to each Employee and Covered Key Employee (together, the “Covered Employees”) who experiences an “Involuntary Termination” (as defined in the Forest Oil Corporation Severance Plan as in effect immediately prior to the Closing Date (the “Forest Severance Plan”) or the Key Employee Severance Agreement, as applicable) during the Benefits Continuation Period with the applicable severance benefits described in the Forest Severance Plan or applicable Key Employee Severance Agreement.

(d) To the extent that a Covered Employee becomes eligible to participate in a new employee benefit plan maintained by Forest or any of its Subsidiaries (a “New Benefit Plan”), Forest shall cause such New Benefit Plan to recognize the service of such Covered Employee with the Forest Entities (or their predecessor entities) for purposes of eligibility, participation, vesting and, except with respect to any defined benefit pension plan or retiree health plan, benefit accrual under such New Benefit Plan, to the same extent such service was recognized immediately prior to the Effective Time under a comparable Forest Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service. With respect to any New Benefit Plan that is a health, dental, vision plan or other welfare plan in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, Forest shall use reasonable best efforts to (i) cause any pre-existing condition limitations or eligibility waiting periods under such New Benefit Plan to be waived with respect to such Covered Employee to the extent such limitation would have been waived or satisfied under the Forest Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (ii) recognize any health, dental or vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such New Benefit Plan.

(e) The Sabine Parties and AIV Holdings acknowledge and agree that a “change of control” or “corporate change” (or similar phrase) within the meaning of the Forest Benefit Plans will occur at the Effective Time and that Forest will interpret and administer the Forest Benefit Plans such that the Effective Time shall be treated as a “change of control” or “corporate change” (or similar phrase) for purposes of such plans.

(f) Nothing in this Section 6.9 shall be construed to limit the right of Forest or any of its Subsidiaries (including, following the Closing Date, Forest Surviving Corporation and its Subsidiaries) to amend or terminate any Forest Benefit Plan or other employee benefit plan nor shall anything in this Section 6.9 be construed to require Forest or any of its Subsidiaries (including, following the Closing Date, Forest Surviving Corporation and its Subsidiaries) to retain the employment of any particular Covered Employee.

(g) Without limiting the generality of Section 10.7, the provisions of this Section 6.9 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to, or an undertaking to effect an amendment to, any Forest Benefit Plan or other employee benefit plan for any purpose.

6.10 Section 16(b) Matters. Prior to the Effective Time, Forest shall take all such steps as may be required to cause any dispositions of equity securities of Forest (including derivative securities with respect thereto) or acquisitions of equity securities of Forest (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Forest or who will become subject to such reporting requirements with respect to Forest to be exempt under Rule 16b-3 under the Exchange Act.

6.11 Takeover Laws. If any Takeover Laws or any anti-takeover provision or restriction on ownership in the organizational documents of Forest is or may become applicable to the Transactions or the other transactions contemplated by this Agreement, Forest and the Forest Board shall grant such approvals and take all such actions as are necessary or advisable so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute, regulation or provision in Forest’s organizational documents on such transactions.

6.12 Transaction Litigation. In the event that any litigation or Proceeding related to this Agreement, the Transactions or the other transactions contemplated by this Agreement (“Transaction Litigation”) is brought, or, to the Knowledge of Sabine Investor Holdings or Forest, threatened in writing, against a party and/or the members of the party’s board of directors prior to the Effective Time, such party against which the litigation or Proceeding has been brought or which has knowledge of such threat shall promptly notify the other party of such Transaction Litigation and shall keep the other party reasonably informed with respect to the status thereof. Subject to the fiduciary duties of the board of directors of such party, each of Sabine Investor Holdings and Forest shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation (other than any litigation or settlement where the interests of Sabine Investor Holdings or its Affiliates are adverse to those of Forest or its Affiliates), and neither Sabine Investor Holdings nor Forest shall settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any such Transaction Litigation, without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that Sabine Investor Holdings may settle any Transaction Litigation without the prior written consent of Forest if such settlement provides (a) for a complete release of the claims, if any, related to or against Forest and all directors and officers of Forest and (b) that the sole remedy shall be monetary damages not to exceed $20,000,000.

6.13 Tax-Free Qualification. Each of Sabine Investor Holdings, AIV Holdings and Forest shall (and shall cause its Subsidiaries to) use its reasonable best efforts to cause (a) the LLC Interest Contribution, the Stock Contribution and the Contributed Corporations Mergers, taken together, to qualify as a transaction described in Section 351(a) of the Code; (b) either (x)

each of the Contributed Corporations Mergers, taken together with the Stock Contribution, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code or (y) (i) the Stock Contribution, taken together with the LLC Interest Contribution, to qualify as a transaction described in Section 351(a) of the Code and (ii) the Contributed Corporations Mergers to qualify as transactions described in Section 332 of the Code; and (c) each of the Sabine Mergers to be treated as a transaction that is disregarded for U.S. federal income tax purposes.

6.14 Tax Representation Letters. Each of Sabine Investor Holdings, AIV Holdings and Forest shall use its reasonable best efforts to deliver to Vinson & Elkins LLP (“Vinson & Elkins”) a tax representation letter, dated as of the Closing Date and signed by an officer of Sabine Investor Holdings, AIV Holdings or Forest, as the case may be, containing such representations as shall be reasonably necessary or appropriate to enable Vinson & Elkins to render its opinion described in Section 7.2(d) of this Agreement (each a “Tax Representation Letter”).

6.15 Resignations. Subject to Section 1.4, at or prior to Closing, Forest will use its reasonable best efforts to cause the officers of the Forest Entities that have been designated in writing by Sabine Investor Holdings at least three (3) Business Days prior to Closing to resign or be removed from the officer position indicated in such notification.

6.16 Financing Cooperation.

(a) Prior to the Closing Date, Forest shall use its reasonable best efforts to provide to the Sabine Parties, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal, accounting and reserve engineers, to provide, in each case at the Sabine Parties’ sole expense, all cooperation reasonably requested by Sabine Holdings that is customary in connection with the Refinancing (including any Debt Offer), including using reasonable best efforts to (i) (A) furnish the Sabine Parties and their Representatives and Financing Sources, as promptly as reasonably practicable following Sabine Holdings’ request, with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), regarding the Forest Entities and their assets as may be reasonably requested in writing by Sabine Holdings to consummate any customary offerings of debt securities, contemplated by the Sabine Parties or any of its Affiliates, including customary information to be used in the preparation of any offering memorandum, and (B) furnish the Sabine Parties, their Representatives and the Financing Sources, as promptly as reasonably practicable following Sabine Holdings’ request, with information (other than financial information, which is covered by clause (ii) below) regarding the Forest Entities and their assets (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Forest Entities and its assets) pertinent and customary for the arrangement of loans contemplated by the Sabine Parties or any of their Subsidiaries (the “Bank Financing”), including reserve reports and lease operating statements, to the extent reasonably requested in writing by Sabine Holdings to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans, (ii) furnish all financial statements (including audited and interim financial statements), pro forma financial statements and other financial data and financial information of the Forest Entities that is reasonable and customary in connection with the Refinancing and assisting, to the extent necessary, reasonable and customary in connection with the Refinancing, in the preparation of pro forma financial statements (the information, financial statements, pro forma financial statements, business and other financial data, reserve reports, lease operating statements and financial information referred to in clauses (i) and (ii) above shall be referred to herein as the “Requested Information”) (it being understood that Requested Information shall be of the type and in the form required by Regulation S-X and Regulation S-K under the Securities Act, unless otherwise specified by the Sabine Parties (but subject to exceptions customary for Rule 144A offerings), (iii) participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Refinancing and senior management and Representatives, with appropriate seniority and expertise, of Forest), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Refinancing, (iv) assist with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, and similar documents required in connection with the Refinancing, (v) cause its accountants to provide customary “comfort letters” reasonably requested by Sabine Holdings, (vi) seek to obtain the consent of accountants and any reserve engineers to the use of their reports in any material relating to the Refinancing, (vii) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Sabine Holdings to permit the consummation of the Refinancing and to permit the proceeds thereof to be made available to the Sabine Parties or any of their Affiliates immediately after the Effective Time, (viii) assist in the amendment or novation of any of Forest’s or its Subsidiaries’ Derivative Transactions, in each case, on terms that are reasonably requested by the Sabine Parties in connection with the Refinancing; provided that no obligation of any Forest Entity under any such amendments or novations shall be effective until the Effective Time, (ix) facilitate the pledging of collateral in support of the Refinancing and provide customary title information and title opinions, in each case, at the sole cost and expense of the Sabine Parties (it being understood that Forest shall provide title information and title opinions in its possession through reasonable means which minimize the costs and expenses), (x) provide all documentation and other information about Forest Entities as is reasonably requested by the Financing Sources relating to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and anti-bribery and anti-corruption rules and regulations, (xi) in connection with any Bank Financing or any bridge or loan financing, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Sources that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about any Forest Entity or their securities, (xii) cooperate with the Financing Sources in their efforts to benefit from the existing lending relationships of the Forest Entities, (xiii) cooperate reasonably with the Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Forest and (xiv) seek to obtain customary payoff letters, lien terminations and releases and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness and release of liens contemplated by the Refinancing to be paid off, discharged and terminated on the Closing Date, including the Existing Forest Credit Agreement; provided, however, that, no obligation of any Forest Entity under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, no Forest Entity or any of their Representatives shall be required to pay any commitment or other fee (except to the extent such Forest Entity or Representative is promptly reimbursed) or incur any other liability in connection with the Refinancing prior to the Effective Time; provided, however, further, that no Forest entity or any of their respective directors or officers or other personnel shall be required by this Section 6.16 to take any action or provide any assistance that unreasonably interferes with the ongoing operations of Forest or any of their Subsidiaries. Forest hereby consents to the use of its and its Subsidiaries’ logos in connection with the Refinancing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage any Forest Entity or the reputation or goodwill of any Forest Entity. The Sabine Parties shall promptly, upon request by Forest, reimburse Forest for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Forest Entities in connection with the cooperation of the Forest Entities contemplated by this Section 6.16 and shall indemnify and hold harmless Forest, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Refinancing and any information used in connection therewith, except with respect to any information provided by any of the Forest Entities. All non-public or otherwise confidential information regarding the Forest Entities obtained by the Sabine Parties or any of their Representatives pursuant to this Section 6.16 shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Sabine Parties shall be permitted to disclose confidential information to potential debt Financing Sources and hedging providers and, in each case, their Representatives without the prior written consent of Forest if such Persons who receive such information are subject to a customary confidentiality agreement with respect thereto. Any action taken by Forest at the specific request of the Sabine Parties in accordance with this Section 6.16(a) shall not be deemed to be a breach of or result in any representation, warranty or covenant set forth in this Agreement.

(b) The Sabine Parties shall use their commercially reasonable efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Commitment Letter and shall comply with their obligations, and enforce their rights, under the Commitment Letter in a timely and diligent manner. In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, the Sabine Parties will use their commercially reasonable efforts to amend, modify, supplement, alter, restate, substitute or replace the Debt Financing as promptly as practicable following the occurrence of such event, and in any event prior to the End Date, with alternative debt financing (in an amount sufficient, when taken together with remaining portion of the Debt Financing (if any) and with any equity commitment or cash on hand, to consummate the Refinancing) on terms materially no less favorable to the Sabine Parties and Forest taken as a whole than those set forth in the Commitment Letter with respect to conditions precedent or contingencies to funding. The Sabine Parties shall have the right from time to time to amend, modify, supplement, alter, restate, substitute or replace or waive any of its rights under the Commitment Letter or any associated definitive documentation with respect to the Debt Financing or substitute other debt or equity financing for all or any portion of the Debt Financing from the same or alternative financing sources; provided, that (i) the amount thereof shall be sufficient, when taken together with remaining portion of the Debt Financing (if any), any other debt, any equity commitment and cash on hand, to consummate the Refinancing and (ii) any such amendment, modification, supplement, alteration, restatement, substitution or replacement or waiver of any rights under the Commitment Letter or any associated definitive documentation shall not expand upon the conditions precedent or contingencies to the funding of the Debt Financing as set forth in the applicable Commitment Letter or associated definitive documentation. For the purposes of this Agreement, the terms “Commitment Letter” and “Financing Commitments” shall be deemed to include any commitment letter (or similar agreement) or commitment with respect to any alternative financing arranged in compliance herewith (and any Commitment Letter and Financing Commitment remaining in effect at the time in question).

(c) The Sabine Parties shall provide Forest with prompt oral and written notice of (1) any material breach or default by any party to any Commitment Letter or definitive documentation with respect to the Debt Financing (if executed prior to the Closing Date) of which the Sabine Parties becomes aware, (2) the receipt of any written notice or other written communication from any Financing Source with respect to any breach, default, termination or repudiation by any party to any Commitment Letter or definitive documentation with respect to the Debt Financing (if executed prior to the Closing Date) of any provision thereof and (3) any amendment or modification to the Commitment Letter that would reasonably be expected to prevent or materially impede or delay the consummation of the Refinancing or otherwise materially adversely affect the ability or likelihood of the Sabine Parties to timely consummate the Refinancing. The Sabine Parties shall keep Forest reasonably informed on a reasonably current basis and in reasonable detail of the status of their efforts to consummate the Debt Financing or any alternative financing.

(d) Notwithstanding the foregoing, in no event shall the receipt or availability of any funds or financing (including the Debt Financing) by the Sabine Parties or any Affiliate be a condition to any of the Sabine Parties’ obligations hereunder.

(e) Without limiting any obligation to provide Requested Information (including if previously provided Requested Information has gone stale), if Forest at any time in good faith reasonably believes that it has delivered the Requested Information in compliance with Section 6.16(a) to Sabine Holdings, it may deliver to the Sabine Parties a written notice to such effect, in which case Forest shall be deemed to have delivered the then applicable Requested Information at the time of delivery of such notice unless the Sabine Parties shall provide to Forest within five (5) days after the delivery of such notice a written notice that describes with reasonable specificity the information that constitutes Requested Information that the Sabine Parties in good faith reasonably believe Forest has not delivered.

6.17 Certain Tax Matters.

(a) Sabine Investor Holdings shall prepare or cause to be prepared and timely file or cause to be timely filed, all federal and state income Tax Returns required to be filed by or with respect to Sabine Holdings and its Subsidiaries with respect to any taxable period ending on or prior to the Closing Date (any such Tax Return, a “Sabine Holdings Pre-Closing Income Tax Return”). Such Sabine Holdings Pre-Closing Income Tax Returns shall be prepared in a manner consistent with past practice in all material respects (including all prior elections, accounting methods and positions taken on prior Tax Returns) unless required by Law.

(b) Sabine Investor Holdings shall control any dispute, including any audit or other examination by any Governmental Authority, and any judicial or administrative proceeding, relating to any Sabine Holdings Pre-Closing Income Tax Return; provided, however, that Sabine Investor Holdings shall not settle, compromise or abandon any such dispute or proceeding that would have an adverse effect that is not immaterial on Forest or its subsidiaries for a taxable period ending after the Closing Date, without Forest’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(c) Forest shall, and shall cause its Subsidiaries to, provide Sabine Investor Holdings, at the expense of Sabine Investor Holdings, with such cooperation and assistance as may be reasonably requested in connection with the preparation and filing of any Sabine Holdings Pre-Closing Income Tax Return and any dispute or proceeding referred to in Section 6.17(b).

6.18 Existing Notes Tender Offer; Consent Solicitation and Debt Tender

(a) If requested by the Sabine Parties, Forest shall use its reasonable best efforts to assist the Sabine Parties in commencing (i) an offer to repurchase or discharge one or more series of the Notes (as defined below) (each, a “Debt Tender”) and/or (ii) a consent solicitation to amend or remove one or more covenants in the Indentures (as defined below) such that, among other things, no aspect of the transactions contemplated hereby will require a Change of Control Offer (as defined in the applicable Indenture) (each, a “Consent Solicitation”), in each case, with respect to, the 7.50% Senior Notes due 2020 (the “2020 Notes”), issued by Forest under an indenture, dated as of September 17, 2012, among Forest, the guarantors party thereto and the trustee party thereto (the “2020 Indenture”), and the 7.25% Senior Notes due 2019 (the “2019 Notes” and, together with the 2020 Notes, the “Notes”), issued by Forest under an indenture, dated as of June 6, 2007, among Forest, the guarantors party thereto and the trustee party thereto (the “2019 Indenture” and, together with the 2020 Indenture, the “Indentures”), in compliance with the Indentures and the Notes (each Debt Tender and each Consent Solicitation, collectively, the “Debt Offer”); provided, that (A) Forest shall not be required to commence any Debt Offer until the Sabine Parties shall have provided Forest with forms of the necessary offer to purchase, consent solicitation statement, dealer manager and/or solicitation agent agreement, letter of transmittal or other related documents in connection with any such Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer, (B) the Sabine Parties will consult with Forest regarding the timing and commencement of the Debt Offer and any tender or consent deadlines for the Debt Offer in light of the regular financial reporting schedule of Forest, the requirements of applicable Law and the requirements of the Indentures, (C) the Sabine Parties shall consult with Forest and afford Forest a reasonable opportunity to review the material terms and conditions of the Debt Offer and (D) unless otherwise agreed by the parties hereto, Forest will not be required to pay, purchase or otherwise retire the Notes prior to the occurrence of the Effective Time.

(b) Forest shall, and shall cause its Subsidiaries to, provide all cooperation reasonably requested by the Sabine Parties in connection with the Debt Offer including, (i) the prompt entry into a dealer manager and/or solicitation agreement, with dealer manager(s) and and/or solicitation agent(s) who (A) are parties to the Commitment Letter on its date of execution or their affiliates or (B) are selected by the Sabine Parties in consultation with Forest and (ii) the execution of the Debt Offer Documents (including all amendments or supplements thereto) on a timely basis, provided, however, that nothing herein shall require such cooperation to the extent it would unreasonably interfere with the operations of Forest or any of its Subsidiaries.

(c) Forest covenants and agrees that, if required by the Sabine Parties, promptly following the Debt Offer expiration date, each of Forest and its applicable Subsidiaries as is necessary shall (and shall use their commercially reasonable efforts to cause the applicable trustee to) execute a supplemental indenture to each Indenture, which supplemental indentures shall implement the amendments described in the Debt Offer Documents so that they become operative only concurrently with the Effective Time, subject to the terms and conditions of this Agreement and the Debt Offer. Concurrent with the Effective Time, in connection with any Debt Offer, if applicable, Forest shall accept for payment and thereafter promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Debt Offer and in accordance with the terms of the Debt Offer.

(d) The Sabine Parties shall prepare all necessary and appropriate documentation in connection with the Debt Offer, including the Debt Offer Documents, except for such information as otherwise required to be provided by Forest pursuant to clause (e) immediately below and the portions of any other Debt Offer Documents which the Sabine Parties reasonably request Forest to prepare in light of the information that is available to Forest but not then available to the Sabine Parties. The Sabine Parties and Forest shall, and Forest shall cause its Subsidiaries to, reasonably cooperate with each other in the preparation of the Debt Offer Documents (including all amendments and supplements thereto). The Debt Offer Documents (including all amendments or supplements thereto) and all other communications with the holders of the Notes in connection with the Debt Offer (including any materials provided, furnished or filed pursuant clause (e) immediately below) shall be subject to prior review of, and comment by, the Sabine Parties and Forest and shall be reasonably acceptable to each of them.

(e) If at any time prior to the completion of the Debt Offer any information is discovered by the Sabine Parties or Forest that either the Sabine Parties or Forest reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by the Forest describing such information shall be disseminated by or on behalf of Forest and its Subsidiaries to the holders of the Notes (which supplement or amendment and dissemination may take the form of a filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 6.18(e), Forest shall, and shall cause its Subsidiaries to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such laws are applicable in connection with the Debt Offer and such compliance will not be deemed a breach of this Section 6.18(e).

(f) The Sabine Parties shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the Debt Offer upon the incurrence of such fees and out-of-pocket expenses. The Sabine Parties shall promptly, upon request by Forest, reimburse Forest for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Forest Entities in connection with the cooperation of the Forest Entities contemplated by this Section 6.18 and shall indemnify and hold harmless Forest, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Debt Offer and any information used in connection therewith, except with respect to any information provided by any of the Forest Entities.

(g) Notwithstanding the foregoing, in no event shall the consummation of the Debt Offer be a condition to any of the Sabine Parties’ obligations hereunder.

6.19 Rights Plan. Substantially concurrently with the execution of this Agreement on the Amended Execution Date, the Forest Board shall adopt the Rights Plan and declare a dividend distribution of rights to purchase the Junior Preferred Stock related thereto. Forest may, in its sole discretion, amend or waive any provision of the Rights Plan, redeem such Rights (as defined in the Rights Plan) or make any determinations with respect to the Rights Plan, the Rights and the Forest Junior Preferred Stock; provided that Forest may not take any such action that would have an adverse effect on the issuance of the Sabine Contribution Consideration to Sabine Investor Holdings and AIV Holdings.

6.20 Further Assurance. If, after the Effective Time, Sabine Investor Holdings, AIV Holdings or any of their Affiliates (other than Forest and its Subsidiaries) owns or holds any assets or rights that as of the Original Execution Date or Closing Date constituted or related to the Sabine Business, Sabine Investor Holdings or AIV Holdings shall, or shall cause their applicable Affiliates to, transfer such assets or rights to Sabine-Forest Surviving Corporation or its Subsidiaries.

6.21 Exchange Listing. Forest shall use its reasonable best efforts to cause the Forest Common Stock issuable as Sabine Contribution Consideration and the Forest Common Stock issuable upon the conversion of the Forest Senior Preferred Stock issuable as Sabine Contribution Consideration to be approved for listing on the NYSE, subject to official notice of issuance and the Forest Stockholder Approval, prior to the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations to Effect the Transactions. The respective obligations of each party to effect the Transactions are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Stockholder Approval. The Forest Stockholder Approval shall have been obtained.

(b) Approvals. The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or expired.

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any decision, injunction, decree, ruling, Law or order (whether temporary, preliminary or permanent) that is in effect and enjoins or otherwise prohibits or makes illegal the consummation of any of the Transactions.

(d) Authorized Share Amendment. The Authorized Share Amendment Approval shall have been obtained; provided, that the condition in this Section 7.1(d) may be waived with the mutual agreement of Forest and Sabine Investor Holdings.

7.2 Additional Conditions to the Sabine Parties’ and AIV Holdings’ Obligations. The obligations of the Sabine Parties and AIV Holdings to effect the Transactions are also subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Forest in Section 3.5(a) shall be true in all respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import) other than in de minimis respects (except for representations and warranties made as of a specific date, which shall be true and correct other than in de minimis respects as of such specific date); (ii) the representations and warranties of Forest in Sections 3.1(a), 3.2, 3.5(b) through (e), 3.6(b), 3.19, 3.22 and 3.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import) and (iii) all other representations and warranties of Forest in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import except in the case of Section 3.8(b)) in all respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), except, in the case of this clause (iii), where the aggregate failure of such representations to be so true and correct has not had, and would not reasonably be expected to have a Forest Material Adverse Effect.

(b) Agreements and Covenants. Forest shall have performed, or complied with, in all material respects the agreements and covenants required by this Agreement to be performed or complied with by Forest on or prior to the Closing.

(c) Compliance Certificate. Sabine Investor Holdings and AIV Holdings shall have received a certificate signed by a senior executive officer of Forest dated the Closing Date confirming that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

(d) Tax Opinion. Sabine Investor Holdings and AIV Holdings shall have received the written opinion of Vinson & Elkins or other counsel reasonably satisfactory to Sabine Investor Holdings and AIV Holdings, dated as of the Closing Date, to the effect that (i) the LLC Interest Contribution, taken together with the Stock Contribution and the Contributed Corporations Mergers, will qualify as a transaction described in Section 351(a) of the Code and

(ii) either (x) each of the Contributed Corporations Mergers, taken together with the Stock Contribution, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code or (y) (A) the Stock Contribution, taken together with the LLC Interest Contribution, will qualify as a transaction described in Section 351(a) of the Code and (B) the Contributed Corporations Mergers will qualify as transactions described in Section 332 of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 6.14 of this Agreement.

(e) Director Resignations and Appointments. (i) The Forest Director Resignations shall be in full force and effect and shall have been accepted by the Forest Board, in each case, effective as of the Closing and (ii) the Sabine Nominees shall each have been appointed to serve as members of the Forest Board, effective as of the Closing.

7.3 Additional Conditions to Forest’s Obligations. The obligations of Forest to effect the Transactions are also subject to the satisfaction or waiver (to the extent permitted by Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Sabine Parties and AIV Holdings in Section 4.5(a) shall be true in all respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import) other than in de minimis respects (except for representations and warranties made as of a specific date, which shall be true and correct other than in de minimis respects as of such specific date); (ii) the representations and warranties of the Sabine Parties and AIV Holdings in Sections 4.1(a), 4.2, 4.5(b) through (g), 4.6(b), 4.19, 4.21, and 4.22, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import ) and (iii) all other representations and warranties of the Sabine Parties and AIV Holdings in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” or other words of similar import except in the case of Section 4.8(b)) in all respects as of the date of this Agreement and as of the Closing Date as though remade on the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all respects as of such specific date), except, in the case of this clause (iii), where the aggregate failure of such representations to be so true and correct has not had, and would not reasonably be expected to have a Sabine Material Adverse Effect.

(b) Agreements and Covenants. The Sabine Parties and AIV Holdings shall have performed, or complied with, in all material respects the agreements and covenants required by this Agreement to be performed or complied with by the Sabine Parties and AIV Holdings on or prior to the Closing.

(c) Compliance Certificates. Forest shall have received certificates signed by a senior executive of each of Sabine Investor Holdings and AIV Holdings, each dated the Closing Date confirming that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Forest shall have received (i) a certificate duly executed by each of Sabine Investor Holdings and the entity treated as owning the assets owned by AIV Holdings for U.S. federal income tax purposes, dated as of the Closing Date, in the form specified by Treasury Regulations Section 1.1445-2(b)(2), certifying such entity’s non foreign status and (ii) an Internal Revenue Service Form W-9 duly completed and executed by each of Sabine Investor Holdings and the entity treated as owning the assets owned by AIV Holdings for U.S. federal income tax purposes, dated as of the Closing Date.

ARTICLE VIII

TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing, whether before or after the receipt of the Forest Stockholder Approval and the Authorized Share Amendment Approval:

(a) by mutual written consent of Sabine Investor Holdings and Forest in each case duly authorized by their respective Boards of Directors;

(b) by either Sabine Investor Holdings or Forest:

(i) if any Governmental Entity of competent jurisdiction shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted following the date of execution of this Agreement any Law that makes consummation of the Transactions illegal or otherwise prohibited; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b)(i) has fulfilled its obligations under Section 6.5; or

(ii) if the Transactions shall not have been consummated on or before 5:00 p.m., Houston time, on December 31, 2014 (such date, the “End Date”); provided, however, that the right to terminate this Agreement under this clause (b)(ii) shall not be available to any party whose failure to fulfill any of its covenants or agreements under this Agreement has been the principal cause of, or resulted in, the failure of the Transactions to occur on or before the End Date;

(c) by Forest if any of the representations or warranties of the Sabine Parties or AIV Holdings was or becomes inaccurate or any breach or breaches by any Sabine Party or AIV Holdings of any covenant or other agreement of such parties contained in this Agreement occurs and, (i) as a result of any such breach or inaccuracies, the condition set forth in Section 7.3(a) or 7.3(b), as applicable, would not then be capable of being satisfied, and (ii) any such breaches or inaccuracies are not curable, or, if curable have not been cured prior to the earlier of (A) the Business Day prior to the End Date or (B) the date that is sixty (60) days after the date that notice of such breach or inaccuracy is provided to Sabine Investor Holdings by Forest; provided, however, that Forest shall not have the foregoing right to terminate if, at the time of such termination, Forest is in material breach of any of its representations, warranties or covenants contained herein such as would result in any of the closing conditions set forth in Section 7.2(a) or 7.2(b) not being satisfied;

(d) by Sabine Investor Holdings if any of the representations or warranties of Forest was or becomes inaccurate or any breach or breaches by Forest of any covenant or other agreement of the parties contained in this Agreement occurs and, (i) as a result of any such breach or inaccuracies, the condition set forth in Section 7.2(a) or 7.2(b), as applicable, would not then be capable of being satisfied, and (ii) any such breaches or inaccuracies are not curable, or, if curable have not been cured prior to the earlier of (A) the Business Day prior to the End Date or (B) the date that is sixty (60) days after the date that notice of such breach or inaccuracy is provided to Forest by Sabine Investor Holdings; provided, however, that Sabine Investor Holdings shall not have the foregoing right to terminate if, at the time of such termination, the Sabine Parties or AIV Holdings are in material breach of any of their respective representations, warranties and covenants contained herein such as would result in any of the closing conditions set forth in Section 7.3(a) or 7.3(b) not being satisfied;

(e) by Sabine Investor Holdings if:

(i) a Forest Recommendation Change shall have occurred whether or not permitted by this Agreement; or

(ii) Forest shall have engaged in a Willful and Material Breach of its obligations under Section 6.4, other than in the case where (A) such Willful and Material Breach is a result of an isolated action by a person that is a Representative of Forest (other than any officer, director or employee of any Forest Entity), (B) such Willful and Material Breach was not caused, encouraged or knowingly facilitated by, or taken with the Knowledge of, Forest, (C) Forest uses reasonable best efforts to immediately remedy such Willful and Material Breach upon the discovery thereof by Forest or any officer, director or employee of any Forest Entity and (D) the Sabine Parties and AIV Holdings are not significantly harmed as a result thereof;

(f) by either Sabine Investor Holdings or Forest if the Forest Stockholder Meeting (or any postponement or adjournment thereof) shall have concluded and the Forest Stockholder Approval shall not have been obtained; or

(g) by Forest, prior to receipt of the Forest Stockholder Approval and the Authorized Share Amendment Approval and if Forest has complied in all material respects with its obligations under Section 6.4(f), in order to enter into a definitive agreement with respect to a Superior Proposal (which definitive agreement shall be entered into concurrently with the termination of this Agreement pursuant to this Section 8.1(g)).

8.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide notice of termination to the other party specifying with particularity the reason for such termination, and any such termination in accordance with Section 8.1 shall be effective immediately upon delivery of such written notice to the other party.

(b) In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party except with respect to this Section 8.2, the first sentence of Section 6.3(b), Section 8.3 and Article X which shall remain in full force and effect; provided, however, that, notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages resulting from or arising out of fraud or Willful and Material Breach of this Agreement.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, including in this Section 8.3, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement, whether or not the Transactions shall be consummated.

(b) If Sabine Investor Holdings terminates this Agreement pursuant to (i) Section 8.1(e) or (ii) Section 8.1(d) due to a Willful and Material Breach of Section 6.2, then Forest shall pay Sabine Holdings the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Sabine Holdings, no later than two (2) Business Days after such termination.

(c) If Forest terminates this Agreement pursuant to Section 8.1(f) and (i) prior to the Forest Stockholder Meeting, there shall have been publicly announced, disclosed or otherwise made known a bona fide Acquisition Proposal for Forest that has not been withdrawn at least five (5) days prior to the Forest Stockholder Meeting; and (ii) within twelve (12) months after such termination, Forest enters into a definitive agreement with respect to or consummates any Acquisition Proposal (provided, that, for purposes of this clause (ii), any reference in the definition of Acquisition Proposal to 15% shall be deemed to be a reference to 50%), then on the earliest of (A) the date of entering into such definitive agreement or (B) the closing or other consummation of such Acquisition Proposal, Forest shall pay Sabine Holdings the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Sabine Holdings.

(d) If Forest terminates this Agreement pursuant to Section 8.1(g), then Forest shall pay Sabine Holdings the Termination Fee, in cash by wire transfer of immediately available funds to an account designated by Sabine Holdings, upon termination of this Agreement and as a condition to the effectiveness of such termination.

(e) The parties acknowledge and agree that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If a party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate of J.P. Morgan Chase, N.A. in effect on the date such payment was required to be made. If, in order to obtain payment, the other party commences a suit that results in judgment for such party, the defaulting party shall pay the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses)

incurred in connection with such suit. Each of the parties further acknowledges that the payment of the amounts by Sabine Investor Holdings and Forest specified in this Section 8.3 is not a penalty, but in each case is liquidated damages in a reasonable amount that will compensate Sabine Holdings (and Sabine Investor Holdings, in the case of a payment to Sabine Holdings) or Forest, as the case may be, in the circumstances in which such fees are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Forest be required to pay the Termination Fee more than once. The parties agree that, in the event that Sabine Holdings is entitled to receive the Termination Fee in accordance with the provisions herein and Forest pays the Termination Fee to Sabine Holdings, Forest has no further liability to Sabine Investor Holdings or Sabine Holdings of any kind in respect of this Agreement and the Transactions and the other transactions contemplated hereby; provided, however, that nothing in this sentence shall relieve any party of any liability for any damages resulting from or arising out of fraud or Willful and Material Breach of this Agreement.

ARTICLE IX

DEFINITIONS

9.1 Definitions. For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:

“2014 LTIP” has the meaning set forth in Section 6.1(a).

“2014 LTIP Proposal” means a proposal substantially in the form of the 2014 LTIP Proposal as set forth and described in the Registration Statement on Form S-4 filed with the SEC by New Forest on May 29, 2014.

“2014 LTIP Proposal Approval” means the approval of the 2014 LTIP Proposal by the affirmative vote of a majority of the shares of Forest Common Stock represented and entitled to vote at the Forest Stockholder Meeting.

“2019 Indenture” has the meaning set forth in Section 6.18(a).

“2019 Notes” has the meaning set forth in Section 6.18(a).

“2020 Indenture” has the meaning set forth in Section 6.18(a).

“2020 Notes” has the meaning set forth in Section 6.18(a).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions as to confidentiality that are no less favorable to Forest than those contained in the Confidentiality Agreement.

“Acquisition Proposal” has the meaning set forth in Section 6.4(j).

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Agreement, as it may be amended from time to time.

“AIV Holdings” has the meaning set forth in the preamble hereto.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.4(b).

“Amended Execution Date” has the meaning set forth in the preamble hereto.

“Antitrust Counsel Only Material” has the meaning set forth in Section 6.5(b).

“Authorized Share Amendment” means a certificate of amendment to the Forest Charter providing for an increase in the number of authorized shares of Forest Common Stock in substantially the form attached as Exhibit A-2 to this Agreement.

“Authorized Share Amendment Approval” means approval of the Authorized Share Amendment by the affirmative vote of holders of a majority of the outstanding shares of Forest Common Stock.

“Bank Financing” has the meaning set forth in Section 6.16(a).

“Benefits Continuation Period” has the meaning set forth in Section 6.9(a).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in the City of Houston in the United States of America.

“Certificates of Sabine Mergers” has the meaning set forth in Section 1.1(c)(ii).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in the recitals.

“Commitment Letter” has the meaning set forth in Section 4.24(a).

“Confidentiality Agreement” has the meaning set forth in Section 6.3(b).

“Consent Solicitation” has the meaning set forth in Section 6.18(a).

“Contract” means any written agreement, lease, license, note, evidence of indebtedness, mortgage, security agreement, understanding, instrument or other legally binding arrangement.

“Contributed Corporations” has the meaning set forth in the recitals.

“Contributed Corporations Mergers” has the meaning set forth in the recitals.

“Contributed Corporations Merger Agreement” has the meaning set forth in Section 1.1(b)(i).

“Contributed Corporations Merger Effective Time” has the meaning set forth in Section 1.1(b)(ii).

“Contributed LLC Interests” has the meaning set forth in the recitals.

“Contributed LLC Interests Consideration” means, (a) if the Authorized Share Amendment Approval is obtained at the Forest Stockholder Meeting, (i) 1,258,900 shares of Forest Class A Senior Preferred Stock and (ii) 123,837,490 shares of Forest Common Stock and (b) if the Authorized Share Amendment Approval is not obtained at the Forest Stockholder Meeting, (i) 1,258,900 shares of Forest Class A Senior Preferred Stock, (ii) 860,155 shares of Forest Class B Senior Preferred Stock and (iii) 37,822,023 shares of Forest Common Stock. “Contributed Stock Interests” has the meaning set forth in the recitals.

“Contributed Stock Interests Consideration” means, (a) if the Authorized Share Amendment Approval is obtained at the Forest Stockholder Meeting, (i) 405,349 shares of Forest Class A Senior Preferred Stock and (ii) 39,874,020 shares of Forest Common Stock and (b) if the Authorized Share Amendment Approval is not obtained at the Forest Stockholder Meeting, (i) 405,349 shares of Forest Class A Senior Preferred Stock, (ii) 276,958 shares of Forest Class B Senior Preferred Stock and (iii) 12,178,187 shares of Forest Common Stock.

“Contribution” has the meaning set forth in the recitals.

“Covered Employees” has the meaning set forth in Section 6.9(c).

“Covered Key Employee” has the meaning set forth in Section 6.9(b).

“Creditors’ Rights” has the meaning set forth in Section 3.2(b).

“D&O Insurance” has the meaning set forth in Section 6.8(c).

“Debt Financing” has the meaning set forth in Section 4.24(a).

“Debt Offer” has the meaning set forth in Section 6.18(a).

“Debt Offer Documents” has the meaning set forth in Section 6.18(a).

“Debt Tender” has the meaning set forth in Section 6.18(a).

“DeGolyer” has the meaning set forth in Section 3.9(b)(i).

“Delaware LP Act” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” means the Delaware General Corporation Law, as amended.

“DLLCA” means the Limited Liability Company Act of the State of Delaware, as amended.

“DOJ” has the meaning set forth in Section 6.5(b).

“Effective Time” has the meaning set forth in Section 1.1(a)(i).

“Employee” has the meaning set forth in Section 6.9(a).

“Encumbrances” means liens, pledges, charges, hypothecations, claims, mortgages, deeds of trust, security interests, leases, restrictions of any nature (including any restrictions on transfer or the profession, exercise or transfer of any other attribute or ownership of any asset), rights of first refusal, preemptive rights, community property interests, defects and other imperfections in title, burdens, options or other encumbrances of any kind.

“End Date” has the meaning set forth in Section 8.1(b)(ii).

“Environmental Laws” means all applicable federal, state, local and foreign laws (including international conventions, protocols and treaties), common law, rules, regulations, published and legally binding guidance documents, ordinances, orders, decrees, judgments, binding agreements or Environmental Permits issued, promulgated or entered into, by or with any Governmental Entity, relating to pollution, contamination, Hazardous Substances, natural resources, protection of the environment or human health or safety relating to exposure to Hazardous Substances.

“Environmental Permits” means all permits, notices, approvals, consents, licenses, registrations, exemptions and other authorizations of or from any Governmental Entity required under applicable Environmental Laws.

“Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person under common control with another Person within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Event” means any event, change, development, effect, condition, circumstance, matter, occurrence or state of facts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Original Execution Date” has the meaning set forth in the preamble hereto.

“Existing Forest Credit Agreement” has the meaning set forth in Section 4.24(b).

“FCPA” has the meaning set forth in Section 3.6(b).

“FERC” means the Federal Energy Regulatory Commission of the United States of America.

“Financing Commitments” has the meaning set forth in Section 4.24(a).

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements pursuant to the Commitment Letter, together with their successors and assigns.

“Forest” has the meaning set forth in the preamble hereto.

“Forest Benefit Plans” has the meaning set forth in Section 3.16(a).

“Forest Board” has the meaning set forth in the recitals.

“Forest Charter” means the Forest certificate of incorporation.

“Forest Common Stock” means the common stock, par value $0.10 per share, of Forest.

“Forest Director Resignations” has the meaning set forth in Section 3.24.

“Forest Disclosure Letter” has the meaning set forth in Article III.

“Forest Entities” means Forest and all Subsidiaries of Forest, with each such entity, a “Forest Entity.”

“Forest ESPP” has the meaning set forth in Section 3.5(a).

“Forest Financial Advisor” has the meaning set forth in Section 3.22.

“Forest Financial Statements” has the meaning set forth in Section 3.7(b).

“Forest Junior Preferred Stock” has the meaning set forth in the recitals.

“Forest Insurance Policies” has the meaning set forth in Section 3.18.

“Forest Intervening Event” means any material Event that is unknown to the Forest Board as of the Original Execution Date (or if known, the magnitude or consequences of which were not known or understood by the Forest Board as of the Original Execution Date), which Event, magnitude or consequences becomes known to or by the Forest Board of Directors prior to obtaining the Forest Stockholder Approval and the Authorized Share Amendment Approval; provided that (a) in no event shall the receipt, existence or terms of an Acquisition Proposal constitute a Forest Intervening Event and (b) any effect resulting from any of the following Events shall not be considered when determining whether a Forest Intervening Effect shall have occurred: (i) any change in general economic, political, business or other capital market conditions (including prevailing interest rates and any effects on the economy arising as a result of acts of terrorism); (ii) any change or developments in prices for oil, natural gas or other commodity prices or for raw material inputs and end products; (iii) any change affecting the oil and gas exploration and production industry generally; (iv) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Original Execution Date; (v) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war; except in each of cases (i), (ii), (iii), (iv) and (v), where such Event disproportionately affects the Forest Entities, taken as a whole, relative to the Sabine Entities, taken as a whole, or vice versa.

“Forest Material Adverse Effect” means a material adverse effect on the business, financial condition or continuing results of operations of the Forest Entities, taken as a whole; provided, that any effect resulting from any of the following Events shall not be considered when determining whether a Forest Material Adverse Effect shall have occurred: (i) any change in general economic, political, business or other capital market conditions (including prevailing interest rates and any effects on the economy arising as a result of acts of terrorism); (ii) any change or developments in prices for oil, natural gas or other commodity prices or for Forest’s raw material inputs and end products; (iii) any change affecting the oil and gas exploration and production industry generally; (iv) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Original Execution Date; (v) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated hereby; (vi) any change resulting from compliance by the Forest Entities with the terms of this Agreement or taken at the request of any of the Sabine Entities; (vii) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war; (viii) any failure by Forest to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the underlying causes of such failures by Forest may be considered); or (ix) any changes in the share price or trading volume of the Forest Common Stock or in the credit rating of any Forest Entities’ debt securities (provided that, in either case, the underlying causes of such changes may be considered); except in each case with respect to clauses (i), (ii), (iii), (iv) and (vii) where the effect resulting from such events disproportionately affects the Forest Entities, taken as a whole, relative to other similarly-situated companies in the oil and gas exploration and production industry.

“Forest Material Contracts” has the meaning set forth in Section 3.12(b).

“Forest Owned Real Property” has the meaning set forth in Section 3.9(a).

“Forest Performance Unit Award” means any performance unit award granted pursuant to a Forest Stock Plan that entitles the holder to receive a number of shares of Forest Common Stock, or cash equal to the value thereof, subject to the satisfaction of conditions based on performance.

“Forest Phantom Unit Award” means any phantom unit award granted pursuant to a Forest Stock Plan that entitles the holder to receive cash equal to the value of a number of shares of Forest Common Stock, subject to the satisfaction of conditions based on continued service.

“Forest Preferred Stock” has the meaning set forth in Section 3.5(a).

“Forest Recommendation” has the meaning set forth in Section 6.2.

“Forest Recommendation Change” has the meaning set forth in Section 6.4(e).

“Forest Reserve Reports” has the meaning set forth in Section 3.9(b)(i).

“Forest Restricted Share” means any share of Forest Common Stock granted pursuant to a Forest Stock Plan that is subject to restrictions based on continuing service.

“Forest SEC Documents” has the meaning set forth in Section 3.7(a).

“Forest Severance Plan” has the meaning set forth in Section 6.9(c).

“Forest Senior Preferred Stock” means the Forest Series A Senior Preferred Stock and the Forest Series B Senior Preferred Stock.

“Forest Series A Senior Preferred Stock” means a new series of validly issued, fully paid and nonassessable senior preferred stock of Forest, par value $0.01 per share bearing the rights, preferences and limitations of the “Forest Series A Senior Common-Equivalent Preferred Stock” set forth in the form of certificate of amendment to the Forest Charter attached as Exhibit A-1 hereto.

“Forest Series B Senior Preferred Stock” means a new series of validly issued, fully paid and nonassessable senior preferred stock of Forest, par value $0.01 per share bearing the rights,

preferences and limitations of the “Forest Series B Senior Common-Equivalent Preferred Stock” set forth in the form of certificate of amendment to the Forest Charter attached as Exhibit A-1 hereto.

“Forest Stock Option” means a stock option to acquire Forest Common Stock granted pursuant to a Forest Stock Plan.

“Forest Stock Plan” means the Forest Oil Corporation 2001 Stock Incentive Plan, the Forest Oil Corporation 2007 Stock Incentive Plan, the Forest Oil Corporation 1999 Employee Stock Purchase Plan, each as amended, and each other Forest Benefit Plan that provides for the award of rights of any kind to receive shares of Forest Common Stock or benefits measured in whole or in part by reference to shares of Forest Common Stock or the value thereof.

“Forest Stockholder Approval” has the meaning set forth in Section 3.19.

“Forest Stockholder Meeting” has the meaning set forth in Section 6.2.

“Forest Stock Measurement Price” means the closing sale price of Forest Common Stock on the NYSE (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source mutually selected by Forest and Sabine Investor Holdings) on the last trading day prior the Closing Date.

“Forest Surviving Corporation” has the meaning set forth in Section 1.1(b)(i).

“FTC” has the meaning set forth in Section 6.5(b).

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-Governmental Entity of any nature (including any governmental agency, branch, department, court or tribunal, or other entities), (d) multinational organization or body or (e) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Substances” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“HSR Act” has the meaning set forth in Section 6.5(b).

“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, drip gas and gasoline and natural gas liquids and all other liquids and gaseous hydrocarbons and all products, by-products and other substances (including minerals) produced, derived, refined or separated therefrom or otherwise associated therewith.

“Indebtedness” means all indebtedness, liabilities and obligations, now existing or hereafter arising, for money borrowed by a Person, or any contingent liability for or guaranty by a Person of any obligation of any other Person (including the pledge of any collateral or grant of any security interest by a Person in any property as security for any such liability, guaranty or obligation) whether or not any of the foregoing is evidenced by any note, indenture, guaranty or agreement, but excluding all trade payables incurred in the ordinary course of business.

“Indemnified Parties” has the meaning set forth in Section 6.8(a).

“Indentures” has the meaning set forth in Section 6.18(a).

“Intellectual Property” means patents, trademarks, copyrights, and trade secrets.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means an individual that is a party to a Key Employee Severance Agreement.

“Key Employee Severance Agreement” means an individual severance agreement maintained between a Forest Entity and an employee that was deemed to be a vice president or higher within the organization, or an individual severance agreement maintained between a Forest Entity and an employee that provided the employee with the same level of benefits and severance benefits as other employees that are vice presidents or higher within the organization.

“Knowledge” of a party means the knowledge of the persons listed in Section 9.1(a) of the Forest Disclosure Letter with respect to Forest or its Subsidiaries, or the persons listed in Section 9.1(a) of the Sabine Disclosure Letter with respect to Sabine Investor Holdings or its Subsidiaries.

“Law” means any law, statute, code, ordinance, order, rule, rule of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license or authorization of any Governmental Entity.

“Lenders” has the meaning set forth in Section 4.24(a).

“LLC Interest Contribution” has the meaning set forth in the recitals.

“LTIP Proposals” means the 2014 LTIP Proposal and the Section 162(m) Proposal.

“LTIP Proposal Approvals” means the 2014 LTIP Proposal Approval and the Section 162(m) Proposal Approval.

“Marketing Period” means the first period of 20 consecutive days commencing after the date hereof and throughout which (a) the Sabine Parties shall have the Requested Information, (b) the conditions set forth in Sections 7.1 and 7.2 (other than Sections 7.2(c) and 7.2(d)) are satisfied (other than those conditions that are by their nature to be satisfied at Closing) and (c) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 (other than Section 7.2(c) and 7.2(d)) to fail to be satisfied, assuming that such conditions were applicable at any time during such 20 consecutive day period; provided that (i) the Marketing Period shall end on any earlier date that is the date on which the Refinancing has been consummated or Successful Solicitations (as defined in the Commitment Letter) that permit the Sabine Mergers have occurred with respect to each series of the Notes and (ii) (A) July 4, 2014, July 5, 2014, July 6, 2014, November 27, 2014, November 28, 2014, November 29, 2014, November 30, 2014 and each day from and including December 20, 2014 through and including December 31, 2014 shall not be deemed days for purposes of calculating the Marketing Period (but there shall not be a failure to achieve 20 consecutive days because of any such exclusion) and (B) if the Marketing Period has not ended on or prior to August 15, 2014, then the Marketing Period shall not commence prior to September 2, 2014, (iii) the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period:

(A) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Forest SEC Documents, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of Forest for the applicable periods by Ernst & Young LLP or another independent public accounting firm reasonably acceptable to Sabine Investor Holdings;

(B) the financial statements included in the Requested Information that is available to the Sabine Parties on the first day of any such 20 consecutive day period would not be sufficiently current on any day during such 20 consecutive day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 20 consecutive day period, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, the receipt by the Sabine Parties of updated Requested Information that would be sufficiently current to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 20 consecutive day period; or

(C) Forest issues a public statement indicating its intent to restate any historical financial statements of Forest or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Forest SEC Document or Forest SEC Documents have been amended or Forest has announced that it has concluded that no restatement shall be required in accordance with GAAP; and

(D) without limiting clause (iii), if Forest is delinquent in filing any Annual Report on Form 10-K or Quarterly Report on Form 10-Q or any other material Forest SEC Document, any day that occurs during such delinquency shall not be deemed a day for purposes of calculating the Marketing Period (but there shall not be a failure to achieve 20 consecutive days because of any such exclusion and the Marketing Period shall be extended by 5 Business Days, if there were less than 5 Business Days left in the Marketing Period at the time of such delinquency).

“Name Change Amendment” means a certificate of amendment to the Forest Charter providing for the name of Forest to be changed to “Sabine Oil & Gas Corporation” in substantially the form attached as Exhibit A-3 to this Agreement.

“Name Change Amendment Approval” means approval of the Name Change Amendment by the affirmative vote of holders of a majority of the outstanding shares of Forest Common Stock.

“New Benefit Plan” has the meaning set forth in Section 6.9(d).

“New Forest” has the meaning set forth in the recitals.

“Notes” has the meaning set forth in Section 6.18(a).

“NYBCL” means the Business Corporation Law of the State of New York, as amended.

“NYSE” has the meaning set forth in Section 6.2.

“Oil and Gas Contracts” of any Person, means any of the following Contracts to which such Person or any of its Subsidiaries is a party (other than, in each case, an Oil and Gas Lease): all farm-in and farm-out agreements, areas of mutual interest agreements, joint venture agreements, development agreements, production sharing agreements, operating agreements, unitization, pooling and communitization agreements, declarations and orders, division orders, transfer orders, royalty deeds, oil and gas sales agreements, exchange agreements, gathering and processing Contracts and agreements, drilling, service and supply Contracts, geophysical and geological Contracts, land broker, title attorney and abstractor Contracts and all other Contracts relating to Hydrocarbons or revenues therefrom and claims and rights thereto, and, in each case, all rights, titles and interests thereunder.

“Oil and Gas Leases” of any Person, means all leases, subleases, licenses or other occupancy or similar agreements under which such Person or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains operating rights in and to Hydrocarbons or any other real property.

“Oil and Gas Properties” means (a) direct and indirect interests in and rights with respect to Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working, leasehold interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; (b) all interests in and all rights with respect to Hydrocarbons and all revenues therefrom; (c) all Oil and Gas Leases and the leasehold estates created thereby and the lands covered by the Oil and Gas Leases or included in the units with which the Oil and Gas Leases may have been pooled or unitized, (d) all Oil and Gas Contracts, (e) all surface interests, fee interests, reversionary interests, reservations and concessions, (f) all easements, rights of way, surface use agreements, licenses and permits and other similar interests associated with, appurtenant to, or necessary for the operation or development of any of Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith); (g) all rights and interests in, under or derived from unitization and pooling agreements in effect with respect to the assets, properties and interests described in clauses (a) and (c) above and the units created thereby which accrue or are attributable to the interest of the holder thereof, (h) all interests in machinery, equipment (including wells, well equipment and well machinery), oil and gas production, gathering, transmission, treating, processing and storage facilities (including tanks, tank batteries, pipelines, flow lines, gathering systems and metering equipment), pumps, water plants, electric plants, gasoline and gas platforms, processing plants, separation plants, refineries and testing and monitoring equipment, in each case, to the extent associated with, appurtenant to or necessary for the operation or development of any of the Oil and Gas Leases, the drilling of wells or the production, gathering, processing, storage, disposition, transportation or sale of Hydrocarbons produced from (or otherwise attributable to) any Oil and Gas Leases (or lands unitized or pooled therewith) and (i) all other interests of any kind or character associated with, appurtenant to, or necessary for the development and/or operation of any of the assets, properties and/or interests described in clauses (a) and (c) above and/or the units created thereby which accrue or are attributable to the interest of the holder thereof.

“Organizational Documents” means, with respect to any Person, the articles of incorporation, certificate of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement, Stockholder’s agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto.

“Original Agreement” has the meaning set forth in the recitals.

“Permits” means all permits, approvals, consents, licenses, franchises, exemptions and other authorizations, consents and approvals of or from Governmental Entities.

“Permitted Encumbrances” means with respect to any Person, (a) statutory Encumbrances for Taxes or other governmental charges (x) not yet due and payable or (y) the amount or validity of which is being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves (based on good-faith estimates of management) have been established, (b) mechanics’, vendors’, materialmens’, carriers’, workers’, landlords’, repairers’, warehousemen’s, construction and other similar statutory Encumbrances arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate Proceedings or for which adequate accruals or reserves (based on good-faith estimates of management) have been established, (c) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, entitlement, building and other land use regulations, (d) covenants, conditions, restrictions, easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, pipelines, or the like, easements for pipelines, railways and other easements and rights-of-way, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, (e) any right of way or easement related to public roads and highways, (f) Encumbrances arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation, (g) Encumbrances relating to intercompany borrowings among such Person and its wholly owned Subsidiaries, (h) Encumbrances that are disclosed on the most recent consolidated balance sheet of such Person included in the Forest SEC Documents (in the case of Forest) or the Sabine Annual Reports (in the case of any Sabine Parties) or the notes thereto or securing liabilities reflected on such balance sheet, (i) Encumbrances arising under or pursuant to the organizational documents of such Person or any of its Subsidiaries, (j) lessors’ royalties, overriding royalties, and division orders and sales contracts covering Hydrocarbons, reversionary interests and similar burdens if and to the extent the net cumulative effect of such burdens does not operate to reduce the net revenue interest at any time in any property to less than the net revenue interest set forth in Section 9.1(b) of the Sabine Disclosure Letter or Section 9.1(b) of the Forest Disclosure Letter, (k) all other liens, charges, Encumbrances, contracts, agreements, instruments, obligations, defects and irregularities (including liens of operators relating to obligations not yet due or pursuant to which such Person is not in default) that do not reduce the net revenue interest set forth in Section 9.1(b) of the Sabine Disclosure Letter or Section 9.1(b) of the Forest Disclosure Letter, or do not prevent the receipt of proceeds of production therefrom, or do not increase the share of costs above the working interest set forth in Section 9.1(b) of the Sabine Disclosure Letter or Section 9.1(b) of the Forest Disclosure Letter, or which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses, or (l) other Encumbrances that do not, individually or in the aggregate, materially impair the present or intended use of the property encumbered thereby.

“Person” means an individual, a group (including a “group” under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Proceeding” means any civil, criminal or administrative actions, suits, investigations or other proceedings.

“Production Burdens” means all royalty interests, overriding royalty interests, production payments, net profits interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof other than Taxes and assessments of Governmental Entities.

“Proxy Statement” has the meaning set forth in Section 6.1(a).

“Refinancing” has the meaning set forth in Section 4.24(b).

“Registration Rights Agreement” has the meaning set forth in the recitals.

“Regulatory Divestiture” has the meaning set forth in Section 6.5(c).

“Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Federal Trade Commission Act,

and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.

“Related Parties” has the meaning set forth in Section 10.16.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” has the meaning set forth in Section 6.3(a).

“Requested Information” has the meaning set forth in Section 6.16(a).

“Rights Plan” has the meaning set forth in the recitals.

“Ryder Scott” has the meaning set forth in Section 4.9(b)(i).

“Sabine Annual Reports” means the Annual Reports for the year ended December 31, 2013 and for the year ended December 31, 2012 posted by Sabine O&G, in the form posted on its web site at www.sabineoil.com as of the Original Execution Date.

“Sabine Benefit Plans” has the meaning set forth in Section 4.16(a).

“Sabine Business” means the business of Sabine O&G as described in the Sabine Annual Reports and the Sabine Financial Statements.

“Sabine Contribution Consideration” has the meaning set forth in Section 1.1(a)(i).

“Sabine Disclosure Letter” has the meaning set forth in Article IV.

“Sabine Entities” means Sabine Holdings, each of its Subsidiaries, and each of the Contributed Corporations and any Subsidiary of any Contributed Corporation, with each such entity a “Sabine Entity.”

“Sabine Financial Statements” means the audited consolidated balance sheets of Sabine O&G as of December 31, 2012 and 2013 and audited consolidated income statements and statements of cash flows of Sabine O&G for the twelve month periods ended December 31, 2012 and 2013.

“Sabine Holdings” has the meaning set forth in the preamble hereto.

“Sabine Holdings Pre-Closing Income Tax Return” has the meaning set forth in Section 6.17(a).

“Sabine Insurance Policies” has the meaning set forth in Section 4.18.

“Sabine Investor Holdings” has the meaning set forth in the preamble hereto.

“Sabine Investor Holdings Board” means the board of managers of Sabine Investor Holdings.

“Sabine Material Adverse Effect” means a material adverse effect on the business, financial condition or continuing results of operations of the Sabine Entities, taken as a whole; provided, that any effect resulting from any of the following Events shall not be considered when determining whether a Sabine Material Adverse Effect shall have occurred: (i) any change in general economic, political, business or other capital market conditions (including prevailing interest rates and any effects on the economy arising as a result of acts of terrorism); (ii) any change or developments in prices for oil, natural gas or other commodity prices or for any Sabine Entity’s raw material inputs and end products; (iii) any change affecting the oil and gas exploration and production industry generally; (iv) any change in accounting requirements or principles imposed by GAAP or any change in Law after the Original Execution Date; (v) any change resulting from the execution of this Agreement or the announcement of the transactions contemplated hereby; (vi) any change resulting from compliance by the Sabine Entities with the terms of this Agreement or taken at the request of any of the Forest Entities, (vii) earthquakes, any weather-related or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war, (viii) any failure by any Sabine Entity to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the underlying causes of such failures by such Sabine Entity may be considered); or (ix) any changes in the credit rating of any Sabine Entities’ debt securities (provided that the underlying causes of such changes may be considered); except, in each case with respect to clauses (i), (ii), (iii), (iv) and (vii) where the effect resulting from such events disproportionately affects the Sabine Entities, taken as a whole, relative to other similarly-situated companies in the oil and gas exploration and production industry.

“Sabine Material Contracts” has the meaning set forth in Section 4.12(b).

“Sabine Mergers” has the meaning set forth in the recitals.

“Sabine Mergers Effective Time” has the meaning set forth in Section 1.1(c)(i).

“Sabine Nominees” has the meaning set forth in Section 1.4.

“Sabine O&G” has the meaning set forth in the preamble hereto.

“Sabine Owned Real Property” has the meaning set forth in Section 4.9(a).

“Sabine Parties” has the meaning set forth in the preamble hereto.

“Sabine Reserve Reports” has the meaning set forth in Section 4.9(b)(i).

“Sabine Revolving Credit Agreement” means the Amended and Restated Credit Agreement dated as of April 28, 2009, among NFR Energy LLC, BNP Paribas, Capital One, N.A. and Bank of America, N.A., and the lenders party thereto, as amended from time to time.

“Sabine-Forest Surviving Corporation” has the meaning set forth in Section 1.1(c)(i).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Section 162(m) Proposal” means a proposal substantially in the form of the Section 162(m) Proposal as set forth and described in the Registration Statement on Form S-4 filed with the SEC by New Forest on May 29, 2014.

“Section 162(m) Proposal Approval” means the approval of the Section 162(m) Proposal by the affirmative vote of a majority of the shares of Forest Common Stock represented and entitled to vote at the Forest Stockholder Meeting.

“SOGH II” has the meaning set forth in the preamble hereto.

“Stockholder’s Agreement” has the meaning set forth in the recitals.

“Subsidiary” means with respect to any party, any corporation, partnership, limited liability company or other legal entity or organization, whether incorporated or unincorporated, of which: (1) such party or any other Subsidiary of such party is a general partner or a managing member or has similar authority; or (2) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other legal entity or organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries.

“Superior Proposal” has the meaning set forth in Section 6.4(j).

“Takeover Laws” has the meaning set forth in Section 3.19.

“Tax” means (a) any tax, charge, fee, levy, or other assessment imposed by any United States federal, state, local or foreign Governmental Entity, including any excise, property, income, receipts, gross receipts, profits, alternative minimum, capital, sales, use, transfer, ad valorem, value added, inventory, capital stock, license, registration, lease, service, service use, margin, franchise, payroll, withholding, social security, capital gains, estimated, employment, unemployment, welfare, workers’ compensation, disability, environmental, alternative or add-on, occupancy, escheat or unclaimed property, unincorporated business, capital production, premium, windfall profits, title, stamp, occupation or other tax, and any interest, penalties or additions imposed by a Governmental Entity attributable thereto, whether disputed or not; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being or having been a member of any consolidated, combined or unitary group for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any Tax sharing, indemnity or allocation agreement or any express or implied obligation to indemnify any other Person.

“Tax Representation Letter” has the meaning set forth in Section 6.14.

“Tax Returns” means any return, report, information return, declaration, claim for refund or other document (including any related or supporting information or schedules) submitted or filed, or required to be submitted or filed, with any Governmental Entity with respect to Taxes and including any supplement or attachment thereto or any amendment thereof.

“Termination Fee” means $15,000,000.

“Transaction Agreements” means this Agreement, the Registration Rights Agreement, the Stockholder’s Agreement, the Confidentiality Agreement, and each Agreement and certificate required to be delivered at the Closing pursuant to the terms of this Agreement.

“Transaction Litigation” has the meaning set forth in Section 6.12.

“Transactions” has the meaning set forth in the recitals.

“USA PATRIOT Act” has the meaning set forth in Section 3.6(b).

“Vinson & Elkins” has the meaning set forth in Section 6.14.

“WARN Act” has the meaning set forth in Section 3.16(g).

“Willful and Material Breach” means a willful, material breach that is the consequence of an act by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement with the knowledge that the taking of such act or failure to take such act would, or would be reasonably expected to, cause a material breach of this Agreement.

9.2 Construction. Unless the context otherwise requires, as used in this Agreement (i) words defined in the singular have the parallel meaning in the plural and vice versa, (ii) words of one gender shall be construed to apply to each gender, (iii) the term “party” refers to a party to this Agreement and the term “parties” refers to the parties to this Agreement other than, unless the context specifically requires, AIV Holdings, and (iv) a reference to any Person includes such Person’s successors and permitted assigns. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.

ARTICLE X

MISCELLANEOUS

10.1 Non-Survival of Representations and Warranties. This Article X, Section 6.8 (Indemnification of Directors and Officers), Section 6.17 (Certain Tax Matters) and Section 6.20 (Further Assurances) shall survive the consummation of the Transactions. This Article X, the agreements of Sabine Investor Holdings, AIV Holdings and Forest contained in the first sentence of Section 6.3(b) (Confidentiality), Section 8.2 (Notice of Termination; Effect of Termination), Section 8.3 (Expenses and Other Payments) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Transactions or the termination of this Agreement.

10.2 Notices. Any notice or other communication required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person; (b) when received when sent by email by the party to be notified; provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 10.2 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 10.2; or (c) when delivered by a courier (with confirmation of delivery), in each case addressed as follows:

Notices to any Sabine Party or AIV Holdings (prior to the Transactions) and to Sabine Investor Holdings and AIV Holdings (following the Transactions):

Sabine Investor Holdings LLC

1415 Louisiana Street, Suite 1600
Houston, Texas 77002
Telephone:	(832) 242-9600
Email:	tyang@sabineoil.com
Attention:	Senior Vice President, General Counsel and Secretary

And a copy to (which shall not constitute notice):

Vinson & Elkins LLP
1001 Fannin, Suite 2500
Houston, Texas 77007
Telephone:	(713) 758-2194
Email:	jfloyd@velaw.com
dmcwilliams@velaw.com
Attention:	Jeffery B. Floyd and Douglas E. McWilliams

Notices to Forest (prior to the Transactions):

Forest Oil Corporation
707 17th Street
Suite 3600
Denver, Colorado 80202
Telephone:	(303) 812-1461
Email:	RWSchelin@forestoil.com
Attention:	General Counsel

And a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone:	(212) 403-1000
Email:	MGordon@wlrk.com
DKLam@wlrk.com
Attention:	Mark Gordon and David K. Lam

Notices to Forest (after the Transactions):

Sabine Oil & Gas Corporation
1415 Louisiana Street, Suite 1600
Houston, Texas 77002
Telephone:	(832) 242-9600
Email:	tyang@sabineoil.com
Attention:	Senior Vice President, General Counsel and Secretary

10.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

10.4 Entire Agreement. This Agreement, the exhibits hereto, the Forest Disclosure Letter, the Sabine Disclosure Letter, and the other documents delivered pursuant hereto and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement.

10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempted or purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.6 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally allowed, (a) extend the time for performance of any of the obligations or other acts of the other parties hereunder, (b) waive any breach or inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other of any of the agreements or conditions contained herein. Notwithstanding the foregoing, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder. No agreement on the part of a party hereto to any extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party.

10.7 Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) the rights of any Indemnified Party solely pursuant to Section 6.8 (which shall not arise unless and until the Effective Time shall occur), (b) the rights of holders of Forest Common Stock and holders of equity awards of Forest to pursue claims for damages and other relief, including equitable relief, for any Sabine Party’s or AIV Holdings’ breach or wrongful termination of this Agreement; provided that such rights pursuant to this clause (b) shall be enforceable only by Forest, on behalf of the holders of Forest Common Stock and/or equity awards of Forest, in Forest’s sole discretion, (c) the rights of holders of Forest Common Stock and holders of equity awards of Forest to receive the consideration specified in Article II (which shall not arise unless and until the Effective Time shall occur), and (d) the rights of the Financing Sources and their respective current former or future equity holders, controlling persons, Affiliates and Representatives, to be third-party beneficiaries of this Section 10.7, Section 10.9, Section 10.14 and Section 10.16.

10.8 Interpretation.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, a Section of, a Schedule to, an Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, “$” refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any arty by virtue of the authorship of any provision of this Agreement.

10.9 Governing Law and Venue; Consent to Jurisdiction.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE EXCEPT TO THE EXTENT MANDATORY PROVISIONS OF THE NYBCL ARE APPLICABLE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPAL WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or if any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED THEREBY. EACH PARTY AGREES THAT IT WILL NOT, AND WILL NOT PERMIT ITS AFFILIATES TO, BRING OR SUPPORT ANY PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, AGAINST THE FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING WITH RESPECT TO ANY DISPUTE ARISING OUT OF OR RELATING IN ANY WAY TO THE BANK FINANCING AND/OR THE DEBT FINANCING OR THE PERFORMANCE THEREOF, IN ANY FORUM OTHER THAN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY COURT OF THE STATE OF NEW YORK SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK AND AGREE THAT THE WAIVER OF JURY TRIAL SET FORTH IN THIS SECTION 10.9(C) HEREOF SHALL BE APPLICABLE TO ANY SUCH PROCEEDING. EACH PARTY CERTIFIES AND

ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(c).

10.10 Disclosure Letters. The statements in the Forest Disclosure Letter and the Sabine Disclosure Letter relate to the provisions in the section of this Agreement to which they expressly relate; provided, however, that any information set forth in one section of the Forest Disclosure Letter or the Sabine Disclosure Letter, as the case may be, shall also be deemed to apply to each other section (other than Sections 3.8(b), 3.15, 4.8(b), and 4.15), to which its relevance is reasonably apparent. In the Forest Disclosure Letter and the Sabine Disclosure Letter, (a) all capitalized terms used but not defined therein shall have the meanings assigned to them in this Agreement; (b) the section numbers correspond to the section numbers in this Agreement; and (c) inclusion of any item in a disclosure letter (i) does not represent a determination that such item is material or establish a standard of materiality, (ii) does not represent a determination that such item did not arise in the ordinary course of business and (iii) shall not constitute, or be deemed to be, an admission to any third party concerning such item.

10.11 Specific Performance. The parties acknowledge and agree that each would be irreparably damaged in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any non-performance or breach of this Agreement by any party could not be adequately compensated by money damages alone and that the parties would not have any adequate remedy at law. Each party agrees that, in the event of any breach or threatened breach by any other party of any provisions contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as limited by Section 8.3) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such provisions, and (b) an injunction restraining such breach or threatened breach. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The parties further agree that they shall not object to the granting of any injunctive relief on the basis that an adequate remedy at law may exist.

10.12 Joint Liability; Obligation. Each representation, warranty, covenant and agreement made in this Agreement by any Sabine Party or AIV Holdings on the one hand or Forest on the other hand shall be deemed a representation, warranty, covenant and agreement made by all of such respective parties jointly and all liability and obligations relating thereto shall be deemed a joint liability and obligation of all such respective parties. Whenever this Agreement requires a Subsidiary of Forest, Sabine Investor Holdings or AIV Holdings to take any action, such requirement shall be deemed to include an undertaking on the part of Forest, Sabine Investor Holdings or AIV Holdings, as appropriate, to cause such Subsidiary to take such action.

10.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed to be an original and all of which together shall constitute one and the same document. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

10.14 Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all the parties, whether before or after approval of the Contribution and/or Merger; provided, however, that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by stockholders or members without such further approval. Notwithstanding the foregoing, no amendment shall be made to Section 10.7, Section 10.9, this Section 10.14 or Section 10.16 which would be adverse to the Financing Sources without the prior written consent of such Financing Sources.

10.15 Representation by Counsel. Each of the parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and the documents referred to herein, and that it has executed the same upon the advice of such independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Therefore, the parties waive the application of any Law providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.16 Certain Agreements with Respect to Financing Sources. Each of the parties agree on behalf of themselves and their respective equity holders, controlling persons, Affiliates, and Representatives (collectively, the “Related Parties”) that (a) the Financing Sources and their and their respective current former or future equity holders, controlling persons, Affiliates or Representatives and each of their successors and assigns shall be subject to no liability or claims by the Related Parties arising out of or relating to this Agreement, the financing or the transactions contemplated hereby or in connection with the Bank Financing or Debt Financing, or the performance of services by such Financing Sources or their Affiliates or Representatives with respect to the foregoing and (b) no Related Parties (other than the Sabine Parties and AIV Holdings) shall be subject to any liability or claims by the Financing Sources arising out of or relating to this Agreement; provided, however, that nothing in this Section 10.16 shall limit the rights or obligations that any Party would have to the Financing or Debt Financing pursuant to the Commitment Letter related fee letters or any definitive documentation in respect of the foregoing.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

FOREST OIL CORPORATION

By:	/s/ Patrick R. McDonald
Name:	Patrick R. McDonald
Title:	President

SABINE INVESTOR HOLDINGS LLC

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	Chief Executive Officer

SABINE OIL & GAS HOLDINGS LLC

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	Chief Executive Officer

SABINE OIL & GAS HOLDINGS II LLC

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	Chief Executive Officer

SABINE OIL & GAS LLC

By:	/s/ David J. Sambrooks
Name:	David J. Sambrooks
Title:	Chief Executive Officer

FR XI ONSHORE AIV, LLC

By:	/s/ Michael G. France
Name:	Michael G. France
Title:	Authorized Person

[Signature Page to Amended and Restated Agreement and Plan of Merger]